REGISTRATION STATEMENT NO. 333-118412

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               PRE-EFFECTIVE NO. 2


                         THE TRAVELERS INSURANCE COMPANY
                              (Name of Registrant)


                         THE TRAVELERS INSURANCE COMPANY
                               (Name of Depositor)


                 One Cityplace, Hartford, Connecticut 06103-3415
              (Address of Depositor's Principal Executive Offices)
        Depositor's Telephone Number, including area code: (860) 308-1000

                                ERNEST J. WRIGHT
                         The Travelers Insurance Company
                                  One Cityplace
                        Hartford, Connecticut 06103-3415
                     (Name and Address of Agent for Service)

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Approximate Date of Proposed Public Offering: As soon as practicable following the effectiveness of the Registration Statement.

It is proposed that this filing will become effective (check appropriate box):

[   ]   immediately upon filing pursuant to paragraph (b) of Rule 485.

[   ]   on ________ pursuant to paragraph (b) of Rule 485.

[   ]   _____ days after filing pursuant to paragraph (a)(1) of Rule 485.

[   ]   on ___________ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[N/A] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.


        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

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 TITLE OF SECURITIESTO BE      AMOUNT TO       PROPOSED MAXIMUM OFFERING   PROPOSED MAXIMUM AGGREGATE
        REGISTERED          BE REGISTERED           PRICE PER UNIT(1)          OFFERING PRICE(1)        AMOUNT OF REGISTRATION FEE
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  Units of Interest Under
  Group Annuity Contract     250,000,000              _________                  $___________                $29,425.00
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(1) The proposed maximum aggregate offering price is estimated solely for the purpose of determining the registration fee. The amount being registered and the proposed maximum offering price per share unit are not applicable in that these contracts are not issued in predetermined amounts or units.

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                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

                    TRAVELERS RETIREMENT PERSPECTIVES ("TRP")
                                   PROSPECTUS
This prospectus describes TRP, Gold Track VSP (also referred to as "Very Small Plan" or "VSP"), and Unregistered Gold Track, each a group variable annuity contract (the "Contract") issued by The Travelers Insurance Company (the "Company," "us" or "we") designed to fund plans ("Plans") established under section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). The Company is not a party to the Plan. Under some circumstances the Plans may also enter into agreements for services from a Third Party Administrator, whose services are separate and distinct from the Contracts, and a separate fee is payable to the Third Party Administrator by the Plan. Amounts held under the Plans may be entitled to tax-deferred treatment under the Code.

Purchase of this Contract through a Plan does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing the Contract for its Death Benefit, Annuity Option Benefits or other non-tax related benefits.

The Contract's value will vary daily to reflect the investment experience of the funding options you select and the interest credited to the Fixed Account. The Funding Options available through The Travelers Separate Account QPN for Variable Annuities are:

Capital Appreciation Fund                                          SMITH BARNEY INVESTMENT FUNDS INC.
High Yield Bond Trust                                                 Investment Grade Bond Fund -- Class A
Managed Assets Trust                                               THE TRAVELERS SERIES TRUST
Templeton Growth Fund, Inc. -- Class A                                Convertible Securities Portfolio
ALLIANCEBERNSTEIN VARIABLE PRODUCT SERIES FUND, INC.                  Disciplined Mid Cap Stock Portfolio
   AllianceBernstein Growth and Income Portfolio -- Class B(1)        Equity Income Portfolio
AMERICAN FUNDS INSURANCE SERIES                                       Federated High Yield Portfolio
   Global Growth Fund -- Class 2 Shares                               Large Cap Portfolio
   Growth Fund -- Class 2 Shares                                      Managed Allocation Series: Aggressive Portfolio
   Growth-Income Fund -- Class 2 Shares                               Managed Allocation Series: Conservative Portfolio
DELAWARE VIP TRUST                                                    Managed Allocation Series: Moderate Portfolio
   Delaware VIP REIT Series -- Standard Class                         Managed Allocation Series: Moderate-Aggressive Portfolio
DREYFUS VARIABLE INVESTMENT FUND                                      Managed Allocation Series: Moderate-Conservative Portfolio
   Dreyfus Variable Investment Fund -- Appreciation                   Mercury Large Cap Core Portfolio(6)
     Portfolio -- Initial Shares                                      MFS Mid Cap Growth Portfolio
   Dreyfus Variable Investment Fund -- Developing Leaders             MFS Value Portfolio
     Portfolio -- Initial Shares(2)                                   Mondrian International Stock Portfolio(7)
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST                  Pioneer Fund Portfolio(8)
   Mutual Shares Securities Fund -- Class 2 Shares                    Pioneer Mid Cap Value Portfolio
   Templeton Developing Markets Securities Fund -- Class 2  Shares    Social Awareness Stock Portfolio
     Templeton Foreign Securities Fund -- Class 2 Shares              Style Focus Series: Small Cap Growth Portfolio
GREENWICH STREET SERIES FUND                                          Style Focus Series: Small Cap Value Portfolio
   Appreciation Portfolio                                             Travelers Quality Bond Portfolio
   Equity Index Portfolio -- Class II Shares                          U.S. Government Securities Portfolio
JANUS ASPEN SERIES                                                 TRAVELERS SERIES FUND INC.
   Growth and Income Portfolio -- Service Shares                      AIM Capital Appreciation Portfolio
   Mid Cap Growth Portfolio -- Service Shares(3)                      MFS Total Return Portfolio
LAZARD RETIREMENT SERIES, INC.                                        Pioneer Strategic Income Portfolio(9)
   Lazard Retirement Small Cap Portfolio                              SB Adjustable Rate Income Portfolio Smith Barney Class
LORD ABBETT SERIES FUND, INC.                                         Smith Barney Aggressive Growth Portfolio
   Growth and Income Portfolio                                        Smith Barney Large Capitalization Growth Portfolio
   Mid-Cap Value Portfolio                                            Smith Barney Money Market Portfolio
OPPENHEIMER VARIABLE ACCOUNT FUNDS                                    Strategic Equity Portfolio(10)
   Oppenheimer Main Street Fund/VA -- Service Shares(4)             VAN KAMPEN LIFE INVESTMENT TRUST
PIMCO VARIABLE INSURANCE TRUST                                        Comstock Portfolio Class II Shares
   Real Return Portfolio -- Administrative Class                    VARIABLE ANNUITY PORTFOLIOS
   Total Return Portfolio -- Administrative Class                      Smith Barney Small Cap Growth Opportunities Portfolio
PUTNAM VARIABLE TRUST                                              VARIABLE INSURANCE PRODUCTS FUND
   Putnam VT Small Cap Value Fund -- Class IB Shares                   Contrafund(R) Portfolio -- Service Class 2
SALOMON BROTHERS VARIABLE SERIES FUNDS INC.                           Mid Cap Portfolio -- Service Class 2
   All Cap Fund -- Class I(5)
   High Yield Bond Fund -- Class I
   Investors Fund -- Class I
   Total Return Fund -- Class I
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(1)   Formerly Growth and Income Portfolio -- Class B             (6) Formerly MFS Research Portfolio
(2)   Formerly Small Cap Portfolio -- Initial Shares              (7) Formerly Lazard International Stock Portfolio
(3)   Formerly Aggressive Growth Portfolio -- Service Shares      (8) Formerly Utilities Portfolio
(4)   Formerly Oppenheimer Main Street Growth & Income            (9) Formerly Putnam Diversified Income Portfolio
         Fund/VA -- Service Shares                                (10)Formerly Alliance Growth Portfolio
(5)   Formerly Capital Fund -- Class I

The Contract, certain contract features and/or some of the funding options may not be available in all states.

This prospectus sets forth the information that you should know before investing in the Contract. This prospectus should be kept for future reference. You can receive additional information about your Contract by requesting a Statement of Additional Information ("SAI") dated May 23, 2005. We filed the SAI with the Securities and Exchange Commission ("SEC") and it is incorporated by reference into this prospectus. To request a copy, write to The Travelers Insurance Company, Annuity Services, One Cityplace, Hartford, CT 06103-3415, call 1 800 842 9368, or access the SEC's website (http://www.sec.gov). See Appendix A for the SAI's table of contents.

This prospectus provides the necessary information to make a decision on purchasing the Contract. It should be read in conjunction with the ERISA Disclosure and Acknowledgement Form and the Funding Option prospectuses. In general, this prospectus describes the variable portion of the Contract. The Contract may contain a Fixed Account Option that is described in a separate prospectus. Please read the Glossary prior to reading this prospectus to become familiar with the terms being used.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.


                         PROSPECTUS DATED: MAY 23, 2005

                                TABLE OF CONTENTS

Glossary...............................................     3       Maturity Date (Annuity Commencement Date)..........     36
Summary................................................     5       Allocation of Annuity..............................     36
Fee Table..............................................     8       Variable Annuity...................................     36
Condensed Financial Information........................    17       Determination of First Annuity Payment.............     36
The Annuity Contract...................................    17       Determination of Second and Subsequent Annuity
   General.............................................    17         Payments.........................................     37
   Contract Owner Inquiries............................    18       Fixed Annuity......................................     37
   Allocated Contracts.................................    18       Election of Options................................     37
   Unallocated Contracts...............................    18       Misstatement.......................................     37
   Purchase Payments...................................    18       Retired Life Certificate...........................     38
   Crediting Purchase Payments.........................    18       Allocation of Cash Surrender Value During the
   Accumulation Units..................................    19         Annuity Period...................................     38
   Account Value.......................................    19       Annuity Options....................................     38
   The Variable Funding Options........................    19       Variable Liquidity Benefit.........................     39
Charges and Deductions Under the Contract..............    25    Miscellaneous Contract Provisions.....................     39
   General.............................................    25       Contract and Participant's Individual Account
   Sales Loads.........................................    26         Termination......................................     39
   Daily Asset Charge..................................    27       Suspension of Payments.............................     40
   Variable Liquidity Benefit Charge...................    28    The Separate Account..................................     40
   Funding Option Charges..............................    29       Performance Information............................     40
   Semi-Annual Administrative Charge...................    29    Federal Tax Considerations............................     41
   Installation Charge.................................    29       General Taxation of Annuities......................     41
   Premium Tax.........................................    29       Types of Contracts: Qualified and Nonqualified.....     41
   Changes in Taxes Based upon Premium or Value........    29       Qualified Annuity Contracts........................     41
   TPA Administrative Charges..........................    30         Taxation of Qualified Annuity Contracts..........     41
Transfers..............................................    30       Mandatory Distributions for Qualified Plans........     42
   Transfers of Cash Value between Funding Options.....    30       Nonqualified Annuity Contracts.....................     42
   Market Timing/Excessive Trading.....................    30       Diversification Requirements for Variable Annuities     42
   Dollar Cost Averaging (Transfers)...................    31       Ownership of the Investments.......................     42
   Transfers from Funding Options to Contracts Not         32       Other Tax Considerations...........................     42
   Issued by Us........................................             Penalty Tax for Premature Distributions............     42
   Transfers to or from Other Contracts Issued by Us...    32       Puerto Rico Tax Considerations.....................     42
   Transfers from Contracts Not Issued by Us...........    32       Non Resident Aliens................................     43
Asset Allocation Services..............................    32    Other Information.....................................     43
   General.............................................    32       The Insurance Company..............................     43
   Managed Advisory Portfolio Program..................    33       Distribution of Variable Annuity Contracts.........     43
   Program Fees -- Deductions from Contract Value.......   34       Conformity with State and Federal Laws.............     45
Access To Your Money...................................    34       Voting Rights......................................     45
   Systematic Withdrawals..............................    34       Contract Modification..............................     46
Ownership Provisions...................................    35       Postponement of Payment (the "Emergency
   Types of Ownership..................................    35         Procedure")......................................     46
   Contract Owner......................................    35       Restrictions on Financial Transactions.............     46
   Beneficiary.........................................    35       Legal Proceedings and Opinions.....................     46
Death Benefit..........................................    35       Appendix A - Contents of the Statement Of
   Death Benefits Prior to the Annuity Commencement                   Additional Information...........................    A-1
     Date..............................................    35
The Annuity Period.....................................    36

                                    GLOSSARY

ACCUMULATION PERIOD -- The period before the commencement of Annuity payments.

ACCUMULATION UNIT -- An accounting unit of measure used to calculate values before Annuity payments begin.

ANNUITANT -- A person on whose life the Annuity payments are to be made under a Contract.

ANNUITY -- Payment of income for a stated period or amount.

ANNUITY COMMENCEMENT DATE --The date on which Annuity payments are to begin.

ANNUITY PERIOD -- The period following commencement of Annuity payments.

BENEFICIARY(IES) -- The person(s) or trustee designated to receive contract values in the event of a Participant's or Annuitant's death.

CASH SURRENDER VALUE -- The Cash Value less any amounts deducted upon surrender.

CASH VALUE -- The value of the Accumulation Units in Your Account or a Participant's Individual Account less any reductions for administrative charges. Sometimes referred to as "Account Value."

CODE -- The Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

COMPANY (WE, US, OUR) --  The Travelers Insurance Company.

COMPETING FUND -- Any investment option under the Plan, which in our opinion, consists primarily of fixed income securities and/or money market instruments.

CONTRACT DATE -- The date on which the Contract becomes effective, as shown on the specifications page of the Contract.

CONTRACT OWNER (YOU, YOUR) -- The Trustee or entity owning the Contract.

CONTRACT YEAR -- The twelve month period commencing with the Contract Date or with any anniversary thereof.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

ERISA DISCLOSURE AND ACKNOWLEDGMENT FORM -- The document required under the Employee Retirement Income Security Act regarding commissions paid to agents involved in the contract sale.

EXCESS PLAN CONTRIBUTIONS -- Plan contributions including excess deferrals, excess contributions, excess aggregate contributions, excess annual additions, and excess nondeductible contributions that require correction by the plan administrator.

FIXED ACCOUNT -- Part of the General Account of the Company.

FIXED ANNUITY -- An Annuity with payments which remain fixed as to dollar amount throughout the payment period and which do not vary with the investment experience of a Separate Account.

FUNDING OPTIONS -- The variable investment options to which Purchase Payments under the Contract may be allocated.

GENERAL ACCOUNT -- The Company's General Account in which amounts are held if directed to the Fixed Account during the Accumulation Period and in which reserves are maintained for Fixed Annuities during the Annuity Period.

HOME OFFICE -- The Travelers Insurance Company, One Citiplace, Hartford, CT 06103, or any other office that we may designate for the purpose of administering this contract.

MATURITY DATE -- The date on which the Annuity payments are to begin.

PARTICIPANT -- An eligible person who is a member in the Plan.

PARTICIPANT'S INDIVIDUAL ACCOUNT -- An account to which Accumulation Units are credited to a Participant or Beneficiary under the Contract.

PURCHASE PAYMENTS -- Payments made to the Contract.

PLAN -- An employer's retirement plan that qualifies for special tax treatment under section 401 of the Code.

SEPARATE ACCOUNT -- The Travelers Separate Account QPN for Variable Annuities. A segregated account exempt from registration with the Securities and Exchange Commission pursuant to Section 3(c)(11) of the Investment Company Act of 1940, the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- The portion of the assets of the Separate Account that is allocated to a particular Underlying Fund.

THIRD PARTY ADMINISTRATOR ("TPA") -- An entity that has contracted with the Contract Owner to provide administrative and/or distribution services for the Plan.

UNDERLYING FUND -- A portfolio of an open-end management investment company that is registered with the Securities and Exchange Commission in which the Subaccounts invest.

VALUATION DATE -- A day on which the New York Stock Exchange is open for business. The value of the Separate Account is determined at the close of the New York Stock Exchange on such days.

VALUATION PERIOD -- The Period between the end of one Valuation Date and the end of the next Valuation Date.

VARIABLE ANNUITY -- An Annuity providing for payments varying in amount in accordance with the investment experience of the assets held in the underlying securities of the Separate Account.

WRITTEN REQUEST -- Instructions in a written form, satisfactory to us, and received at the Home Office.

YOUR ACCOUNT -- Accumulation Units credited to you under this Contract.

                                    SUMMARY:
                    TRAVELERS RETIREMENT PERSPECTIVES ANNUITY

This summary details some of the more important points that you should know and consider before purchasing the Contract. Please read the entire prospectus carefully.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACTS? The Contracts offered by The Travelers Insurance Company are designed for use in conjunction with certain qualified plans including tax-qualified pension or profit-sharing plans under
Section 401 of the Code. The minimum Purchase Payment allowed is an average of $1,000 annually per Participant's Individual Account, or $10,000 annually per Contract. The maximum Purchase Payment allowed without Company approval is $3,000,000.

Because of the size of these Contracts, the possible involvement of third party administrators ("TPAs"), the allocated or unallocated nature of the Contract, and a competitive bidding process, which may include negotiation, many of the charges imposed in the Contract are likely to vary from one Plan to the next. The Contract design allows the Company maximum flexibility, within the limitations imposed by law, to "custom design" a charge structure that is likely to be acceptable to a particular prospective Contract Owner.

We offer a group allocated Contract designed to record information for all present and future Participants under the Contract. At the Contract Owner's direction, we will establish Participant Individual Accounts for each Participant in the Plan. All Purchase Payments are allocated among the available Funding Options under the Contract, as directed by the Contract Owner. If the Contract Owner provides written authorization, Participants can make individual allocations among the available Funding Options selected by the Plan. We will satisfy distribution requests from the Participant's Individual Accounts.

We also offer an unallocated annuity Contract, designed for use with certain Plans where the employer has secured the services of a TPA to provide, among other things, participant level recordkeeping services. All Purchase Payments are allocated among the available Funding Options under the Contract, as directed by the Contract Owner. There are not individual allocations under the unallocated Contracts for individual Participants. The Contract Owner, through the TPA, must maintain records of the account balance for each Participant.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, pre-tax contributions accumulate on a tax deferred basis and are taxed as income upon withdrawal, presumably when the Participant is in a lower tax bracket. The payout phase occurs when amounts attributable to a Participant are distributed from the Contract. The amount of money accumulated in the Contract determines the amount of income paid out during the payout phase.

During the payout phase, Participants may choose to receive Annuity payments from the Fixed Account or the Funding Options. If Participants want to receive payments from the Contract, they can choose one of a number of annuity options.

Once Participants choose one of the annuity options and begin to receive payments, it cannot be changed. During the payout phase, Participants have the same investment choices they had during the accumulation phase. If amounts are directed to the Funding Options, the dollar amount of the payments may increase or decrease.

WHO IS THE CONTRACT ISSUED TO? The contract is issued to a Plan trustee. Where we refer to "you," we are referring to the Plan trustee. The Contracts may be issued on either an allocated or an unallocated basis. Both the allocated and unallocated contracts provide for fixed (General Account) and variable (Separate Account) accumulations and annuity payouts. Where we refer to your Contract, we are referring to a group Contract. We hold all Purchase Payments under the Contract at your direction. As Contract Owner, you have all rights in and obligations of the Contract. For unallocated Contracts, we will take direction only from you or your designee regarding amounts held in the Contract. For allocated Contracts, you may authorize us to take direction from Plan Participants regarding allocation of their individual account balances, DCA, transfers and auto-rebalancing. Depending on your retirement plan provisions, certain features and/or funding options described in this prospectus may not be available to you (for example, dollar-cost averaging, automatic rebalancing, systematic withdrawals, etc.). Your retirement plan provisions supercede the prospectus. If Participants have any questions about your specific retirement plan, they should contact your Plan administrators.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE FUNDING OPTIONS AND HOW THEY OPERATE? The Funding Options represent Subaccounts of the Separate Account. You can direct the Separate Account, through its Subaccounts, to use Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. If the Contract is an allocated Contract, you can authorize Participants to direct their Purchase Payments to purchase shares of one or more of the Underlying Funds. Depending on which Subaccounts you (or for allocated Contracts, Participants) select, the Underlying Funds may be retail funds that are available to the public or they may be mutual funds that are only available to insurance company separate accounts. Depending on market conditions, you (or for allocated Contracts, Participants) may make or lose money in any of these Funding Options.

You can transfer among the variable Funding Options without any current tax implications. Currently there is no limit to the number of transfers allowed. We may, in the future, limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may also transfer between the Fixed Account and the variable Funding Options at least once every six months, provided you transfer no more than 20% of the Fixed Account value out in any Contract Year. Additional restrictions may apply, please see the Fixed Account prospectus for more information. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least three months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. For allocated Contracts we may deduct a semi-annual contract administrative fee of $15 from each Participant Individual Account. We deduct a maximum Daily Asset Charge (also called the mortality and expense risk or M&E) charge daily of 1.50% (1.30% for unallocated Contracts in Florida) of the amounts you or Participants direct to the Funding Options. Each Funding Option also charges for management costs and other expenses.

The Contract will specify whether a surrender charge or a contingent deferred sales charge applies to amounts withdrawn from the Contract. Only one of the charges will apply to your Contract. The amount of the surrender charge depends on the aggregate assets in the Contract at the time the Contract is issued and the length of time the Contract has been in force. For Contracts with aggregate assets less than $1,000,000 as of the Contract's effective date, the maximum surrender charge is 5% of the amount surrendered in the first Contract Year, 4% in year two, 3% in year three, 2% in year four, 1% in year five, and 0% beginning in the sixth year. Contracts with aggregate assets of $1,000,000 or more as of the Contract's effective date will not have a surrender charge. For Contracts issued before May 23, 2005, the maximum surrender charge is 5% of the amount surrendered in the first two Contract Years, up to 4% in years three and four, up to 3% in years five and six, up to 2% in years seven and eight, and 0% beginning in the ninth year. Contracts issued prior to May 23, 2005 may instead provide for a contingent deferred sales charge. The maximum contingent deferred sales charge is 5.5% of each Purchase Payment for a period of five years from the date the Purchase Payment was made.

If you withdraw all amounts under the Contract, or if you or Participants begin receiving annuity/income payments, we may be required by your state to deduct a premium tax.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 5% of the amounts withdrawn. Please refer to Payment Options for a description of this benefit.

If you select and are eligible for the Managed Advisory Portfolio Program, which is an asset allocation program,

the maximum charge is 0.80% annually deducted from amounts in the Variable Funding Options.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a qualified Contract during the accumulation phase are made with before tax dollars. Generally, Participants will be taxed on Purchase Payments allocated to their Individual Account and on any earnings upon a withdrawal or receipt of Annuity payments. If a Participant is younger than age 59 1/2 when he or she makes a withdrawal, the Participant may be charged a 10% federal penalty tax on the amount withdrawn. Participants may be required by federal tax laws to begin receiving payments from their Individual Account annuity or risk paying a penalty tax.

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? For allocated Contracts, a death benefit is provided in the event of death of the Participant under a Participant's Individual Account prior to the earlier of the Participant's 75th birthday or the Annuity Commencement Date. For unallocated Contracts, a death benefit is only available with the Company's approval, and may not be available in all jurisdictions.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? Because the contracts described in this prospectus are newly registered, there is no Accumulation Unit value information available as of the date of this prospectus.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     o DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     o AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     o Systematic Withdrawal Option. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals may be subject to a withdrawal charge.

     o ASSET ALLOCATION ADVICE. You may be eligible to enter into a separate investment advisory agreement with Tower Square Securities Inc. ("Tower Square"), an affiliate of the Company, for the purpose of receiving asset allocation advice under Tower Square's Managed Advisory Portfolio Program (the "program"). Under the program, participants allocate Contract Value according to one of six asset allocation model portfolios developed by Standard & Poor's Investment Advisory Services LLC ("Standard & Poor's"), an investment adviser that Tower Square engaged to create the Program. The program is not a part of the Contract issued by the Company, and you are not required to participate in the program. The program is fully described in a separate disclosure statement prepared by Tower Square.

                                    FEE TABLE
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The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

MAXIMUM TRANSACTION EXPENSES

SURRENDER CHARGE: ................................. 5%(1), (2), (3)
(AS A PERCENTAGE OF AMOUNT SURRENDERED)

CONTINGENT DEFERRED SALES CHARGE: ................. 5.5% (Only Contracts issued prior to May 23, 2005)
(AS A PERCENTAGE OF PURCHASE PAYMENTS WITHDRAWN)

If withdrawn within 5 years after the Purchase Payment is made: 5.50% If withdrawn 5 or more years after the Purchase Payment is made: 0%

VARIABLE LIQUIDITY BENEFIT CHARGE: .......................... 5%(3), (4)
(AS A PERCENTAGE OF THE PRESENT VALUE OF THE REMAINING ANNUITY PAYMENTS THAT ARE SURRENDERED. THE INTEREST RATE USED TO CALCULATE THIS PRESENT VALUE IS 1% HIGHER THAN THE ASSUMED (DAILY) NET INVESTMENT FACTOR USED TO CALCULATE THE ANNUITY PAYMENTS)

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 (1) For Contracts issued after May 23, 2005, the surrender charge will depend on the expected level of aggregate Contract assets during the first Contract Year, as determined by the Company. If the expected level of aggregate Contract assets during the first Contract Year is less than $1,000,000, the surrender charge declines to zero after the end of the 5th Contract Year. The charge is as follows:



                           CONTRACT YEAR                      SURRENDER CHARGE
            ---------------------------------------------    ------------------
            GREATER THAN OR EQUAL TO      BUT LESS THAN
            -------------------------    ----------------
                    0 years                  1 years                5%
                    1 years                  2 years                4%
                    2 years                  3 years                3%
                    3 years                  4 years                2%
                    4 years                  5 years                1%
                    5+ years                                        0%


       If the expected level of aggregate Contract assets during the first Contract Year is greater than or equal to $1,000,000, there will be no surrender charge.

 (2) For Contracts issued before May 23, 2005, the surrender charge declines to zero after the end of the 8th Contract Year. The charge is as follows:

                           CONTRACT YEAR                      SURRENDER CHARGE
            ---------------------------------------------    ------------------
            GREATER THAN OR EQUAL TO      BUT LESS THAN
            -------------------------    ----------------
                    0 years                  2 years                5%
                    2 years                  4 years                4%
                    4 years                  6 years                3%
                    6 years                  8 years                2%
                    8+ years                                        0%

 (3) A Contract will have either a surrender charge or a contingent deferred sales charge, depending on the issue date.

 (4) This withdrawal charge only applies when an Annuitant makes a surrender after beginning to receive Annuity payments. For Contracts issued on or after May 23, 2005, the charge is as follows:

                           CONTRACT YEAR                      SURRENDER CHARGE
            ---------------------------------------------    ------------------
            GREATER THAN OR EQUAL TO      BUT LESS THAN
            -------------------------    ----------------
                    0 years                  1 years                5%
                    1 years                  2 years                4%
                    2 years                  3 years                3%
                    3 years                  4 years                2%
                    4 years                  5 years                1%
                    5+ years                                        0%

For Contracts issued before May 23, 2005, the charge is as follows:

                           CONTRACT YEAR                      SURRENDER CHARGE
            ---------------------------------------------    ------------------
            GREATER THAN OR EQUAL TO      BUT LESS THAN
            -------------------------    ----------------
                    0 years                  2 years                5%
                    2 years                  4 years                4%
                    4 years                  6 years                3%
                    6 years                  8 years                2%
                    8+ years                                        0%


SEMI-ANNUAL ADMINISTRATIVE CHARGE:........................... $15
Per Participant Individual Account (Allocated Contracts only)

INSTALLATION CHARGE:......................................... $1,000(5)
One-time charge applicable to allocated Contracts that has an average per participant balance of less than $5,000 as of the Effective Date of the Contract.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

MAXIMUM ANNUAL SEPARATE ACCOUNT CHARGES

RANGE OF DAILY ASSET (MORTALITY & EXPENSE RISK) CHARGE(6)

       AGGREGATE CONTRACT ASSETS               TOTAL ANNUAL DAILY ASSET CHARGE
       -------------------------               -------------------------------
            $0 -- $249,999.99                                1.50%
         $250,000 -- $999,999.99                             1.30%
       $1,000,000 -- $2,999,999.99                           1.05%
          $3,000,000 and over                                0.80%

We may reduce or eliminate the surrender charge, the contingent deferred sales charge, the semi-annual account charge and/or the daily asset charge under the Contract. See "Charges and Deductions" below.

MANAGED ADVISORY PORTFOLIO PROGRAM

The following table describes the annual investment advisory fee for clients who enter into an investment advisory agreement to participate in Tower Square's Managed Advisory Portfolio Program.

                                                        MAXIMUM ANNUAL FEE FOR
CONTRACT VALUE EQUAL TO                                    MANAGED ADVISORY
    OR GREATER THAN             BUT LESS THAN            PORTFOLIO PROGRAM(7)
-------------------------    --------------------     --------------------------
           $0                      $25,000                      0.80%
        $25,000                    $50,000                      0.65%
        $50,000                   $100,000                      0.35%
        $75,000                   $100,000                      0.35%
       $100,000+                                                0.20%
--------------
(5) The Installation Charge is generally paid by the plan sponsor, who may or may not allocate it among Participant accounts.

(6) The Daily Asset Charge will depend on the expected Aggregate Contract Assets during the first Contract year, as determined by the Company.

(7) The annual fee is applied to the participant's current Contract Value. Fees payable for participating in the program are deducted on a quarterly basis from the Contract as a partial surrender.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2004 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-842-9368.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                          MINIMUM      MAXIMUM
                                                        -----------  -----------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund
assets, including management fees, distribution
and/or service fees (12b-1) fees, and other expenses.)....   0.41%       1.79%

UNDERLYING FUND FEES AND EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)

                                                           DISTRIBUTION
                                                              AND/OR                                CONTRACTUAL FEE    NET TOTAL
                                                             SERVICE                 TOTAL ANNUAL        WAIVER         ANNUAL
                                              MANAGEMENT     (12b-1)       OTHER      OPERATING      AND/OR EXPENSE    OPERATING
UNDERLYING FUND:                                  FEE          FEES       EXPENSES     EXPENSES      REIMBURSEMENT     EXPENSES
-----------------                           ------------- -------------- ---------- -------------- ----------------- -------------
Capital Appreciation Fund..........              0.70%           --         0.08%        0.78%           --           --(1), (43)
High Yield Bond Trust..............              0.45%           --         0.18%        0.63%           --           --(2), (43)
Managed Assets Trust...............              0.50%           --         0.11%        0.61%           --           --(22), (43)
Templeton Growth Fund, Inc. --
   Class A.........................              0.60%         0.25%        0.25%        1.10%           --           1.10%
ALLIANCEBERNSTEIN VARIABLE PRODUCT
SERIES FUND, INC.
   AllianceBernstein Growth and
     Income Portfolio -- Class B*...              0.55%         0.25%       0.03%        0.83%           --           0.83%(6)
   AllianceBernstein Large Cap
     Growth Portfolio -- Class B*+..              0.75%         0.25%       0.05%        1.05%           --           1.05%(6)
AMERICAN FUNDS INSURANCE
SERIES
   Global Growth Fund -- Class 2
     Shares*.......................              0.61%         0.25%        0.04%        0.90%           --           --(43)
   Growth Fund -- Class 2 Shares*...             0.35%         0.25%        0.01%        0.61%           --           0.61%
   Growth-Income Fund -- Class 2
     Shares*.......................              0.29%         0.25%        0.02%        0.56%           --           --(43)
DELAWARE VIP TRUST
   Delaware VIP REIT Series --
     Standard Class................              0.74%           --         0.10%        0.84%           --           0.84%(8)
DREYFUS VARIABLE INVESTMENT
FUND
   Dreyfus Variable Investment
     Fund -- Appreciation
     Portfolio -- Initial Shares....             0.75%           --         0.04%        0.79%           --           0.79%
   Dreyfus Variable Investment
     Fund -- Developing Leaders
     Portfolio -- Initial Shares....             0.75%           --         0.04%        0.79%           --           0.79%
FRANKLIN TEMPLETON VARIABLE
INSURANCE PRODUCTS TRUST
   Franklin Small-Mid Cap Growth
     Securities Fund -- Class 2
     Shares*+......................              0.48%         0.25%        0.29%        1.02%         0.03%          0.99%(9)
   Mutual Shares Securities Fund --
     Class 2 Shares*...............              0.60%         0.25%        0.15%        1.00%           --           1.00%(10)

                                                           DISTRIBUTION
                                                              AND/OR                                CONTRACTUAL FEE    NET TOTAL
                                                             SERVICE                 TOTAL ANNUAL        WAIVER         ANNUAL
                                              MANAGEMENT     (12b-1)       OTHER      OPERATING      AND/OR EXPENSE    OPERATING
UNDERLYING FUND:                                  FEE          FEES       EXPENSES     EXPENSES      REIMBURSEMENT     EXPENSES
-----------------                           ------------- -------------- ---------- -------------- ----------------- -------------
   Templeton Developing Markets                  1.25%         0.25%        0.29%        1.79%           --           1.79%
     Securities Fund -- Class 2
     Shares*.......................
   Templeton Foreign Securities
     Fund -- Class 2 Shares*........             0.68%         0.25%        0.19%        1.12%         0.05%          1.07%(11)
GREENWICH STREET SERIES FUND
   Appreciation Portfolio..........              0.73%           --         0.02%        0.75%           --           0.75%(13)
   Equity Index Portfolio --
     Class II Shares*..............              0.31%         0.25%        0.03%        0.59%           --           0.59%
JANUS ASPEN SERIES
   Global Life Sciences
     Portfolio -- Service Shares*+..             0.64%         0.25%        0.25%        1.14%           --           1.14%
   Global Technology Portfolio --
     Service Shares*+..............              0.64%         0.25%        0.07%        0.96%           --           0.96%
   Growth and Income Portfolio --
     Service Shares*...............              0.62%         0.25%        0.13%        1.00%           --           1.00%
   Mid Cap Growth Portfolio --
     Service Shares*...............              0.64%         0.25%        0.01%        0.90%           --           0.90%
LAZARD RETIREMENT SERIES, INC.
   Lazard Retirement Small Cap
     Portfolio*....................              0.75%         0.25%        0.37%        1.37%           --           1.37%(14)
LORD ABBETT SERIES FUND, INC.
   Growth and Income Portfolio.....              0.50%           --         0.39%        0.89%           --           0.89%
   Mid-Cap Value Portfolio.........              0.75%           --         0.42%        1.17%           --           1.17%
OPPENHEIMER VARIABLE ACCOUNT
FUNDS
   Oppenheimer Main Street
     Fund/VA -- Service Shares*.....             0.66%         0.25%        0.01%        0.92%           --           0.92%
PIMCO VARIABLE INSURANCE TRUST
   Real Return Portfolio --
     Administrative Class*.........              0.25%         0.15%        0.25%        0.65%           --           0.65%(16)
   Total Return Portfolio --
     Administrative Class*.........              0.25%         0.15%        0.25%        0.65%           --           0.65%(16)
PUTNAM VARIABLE TRUST
   Putnam VT Small Cap Value
     Fund -- Class IB Shares*.......             0.77%         0.25%        0.10%        1.12%           --           1.12%
SALOMON BROTHERS VARIABLE
SERIES FUNDS INC.
   All Cap Fund -- Class I..........             0.81%           --         0.08%        0.89%           --           0.89%(18)
   High Yield Bond Fund -- Class I..             0.75%           --         0.39%        1.14%           --           --(43)
   Investors Fund -- Class I........             0.68%           --         0.09%        0.77%           --           0.77%(19)
   Total Return Fund -- Class I.....             0.78%           --         0.18%        0.96%           --           0.96%
SMITH BARNEY INVESTMENT FUNDS
INC.
   Investment Grade Bond Fund --
     Class A*......................              0.63%         0.25%        0.18%        1.06%           --           --(20), (43)
SMITH BARNEY INVESTMENT TRUST
   Smith Barney S&P 500 Index
     Fund -- Smith Barney S&P 500
     Index Shares*+................              0.25%         0.20%        0.13%        0.58%         0.01%          0.57%(21)
THE TRAVELERS SERIES TRUST
   Convertible Securities Portfolio              0.60%           --         0.15%        0.75%           --           --(22), (43)
   Disciplined Mid Cap Stock
     Portfolio.....................              0.70%           --         0.12%        0.82%           --           --(22), (43)
   Equity Income Portfolio.........              0.73%           --         0.11%        0.84%           --           --(23), (43)

                                                           DISTRIBUTION
                                                              AND/OR                                CONTRACTUAL FEE    NET TOTAL
                                                             SERVICE                 TOTAL ANNUAL        WAIVER         ANNUAL
                                              MANAGEMENT     (12b-1)       OTHER      OPERATING      AND/OR EXPENSE    OPERATING
UNDERLYING FUND:                                  FEE          FEES       EXPENSES     EXPENSES      REIMBURSEMENT     EXPENSES
-----------------                           ------------- -------------- ---------- -------------- ----------------- -------------
   Federated High Yield Portfolio..              0.65%           --         0.22%        0.87%           --           --(22), (43)
   Large Cap Portfolio.............              0.75%           --         0.11%        0.86%           --           0.86%(23)
   Managed Allocation Series:
     Aggressive Portfolio..........              0.15%           --         0.26%        0.41%         0.06%          0.35%(24)
   Managed Allocation Series:
     Conservative Portfolio........              0.15%           --         0.26%        0.41%         0.06%          0.35%(24)
   Managed Allocation Series:
     Moderate Portfolio............              0.15%           --         0.26%        0.41%         0.06%          0.35%(24)
   Managed Allocation Series:
     Moderate-Aggressive Portfolio.              0.15%           --         0.26%        0.41%         0.06%          0.35%(24)
   Managed Allocation Series:
     Moderate-Conservative
     Portfolio.....................              0.15%           --         0.26%        0.41%         0.06%          0.35%(24)
   Mercury Large Cap Core Portfolio              0.79%           --         0.16%        0.95%           --           --(25), (43)
   MFS Mid Cap Growth Portfolio....              0.75%           --         0.13%        0.88%           --           --(26), (43)
   MFS Value Portfolio.............              0.72%           --         0.39%        1.11%           --           --(27), (43)
   Mondrian International Stock
     Portfolio.....................              0.72%           --         0.19%        0.91%           --           --(28), (43)
   Pioneer Fund Portfolio..........              0.75%           --         0.37%        1.12%           --           --(29), (43)
   Pioneer Mid Cap Value Portfolio.              0.75%           --         0.43%        1.18%         0.18%          1.00%(30)
   Social Awareness Stock Portfolio              0.61%           --         0.14%        0.75%           --           --(31), (43)
   Style Focus Series: Small Cap
     Growth Portfolio..............              0.85%           --         0.43%        1.28%         0.18%          1.10%(32)
   Style Focus Series: Small Cap
     Value Portfolio...............              0.83%           --         0.43%        1.26%         0.16%          1.10%(33)
   Travelers Quality Bond Portfolio              0.32%           --         0.12%        0.44%           --           --(22), (43)
   U.S. Government Securities
     Portfolio.....................              0.32%           --         0.11%        0.43%           --           --(22), (43)
TRAVELERS SERIES FUND INC.
   AIM Capital Appreciation
     Portfolio.....................              0.80%           --         0.05%        0.85%           --           0.85%
   MFS Total Return Portfolio......              0.77%           --         0.02%        0.79%           --           0.79%(34)
   Pioneer Strategic Income
     Portfolio.....................              0.75%           --         0.15%        0.90%           --           0.90%
   SB Adjustable Rate Income
     Portfolio Smith Barney Class*.              0.60%         0.25%        0.46%        1.31%           --           1.31%
   Smith Barney Aggressive Growth
     Portfolio.....................              0.80%           --         0.02%        0.82%           --           0.82%(35)
   Smith Barney Large
     Capitalization Growth
     Portfolio.....................              0.75%           --         0.03%        0.78%           --           0.78%(37)
   Smith Barney Money Market
     Portfolio.....................              0.50%           --         0.03%        0.53%           --           0.53%
   Strategic Equity Portfolio......              0.80%           --         0.05%        0.85%           --           0.85%
VAN KAMPEN LIFE INVESTMENT
TRUST
   Comstock Portfolio Class II
     Shares*.......................              0.57%         0.25%        0.04%        0.86%           --           0.86%
   Emerging Growth Portfolio
     Class II Shares*+.............              0.70%         0.25%        0.07%        1.02%           --           1.02%

                                                           DISTRIBUTION
                                                              AND/OR                                CONTRACTUAL FEE    NET TOTAL
                                                             SERVICE                 TOTAL ANNUAL        WAIVER         ANNUAL
                                              MANAGEMENT     (12b-1)       OTHER      OPERATING      AND/OR EXPENSE    OPERATING
UNDERLYING FUND:                                  FEE          FEES       EXPENSES     EXPENSES      REIMBURSEMENT     EXPENSES
-----------------                           ------------- -------------- ---------- -------------- ----------------- -------------
VARIABLE ANNUITY PORTFOLIOS
   Smith Barney Small Cap Growth
     Opportunities Portfolio.......              0.75%           --         0.35%        1.10%           --            --(43)
VARIABLE INSURANCE PRODUCTS
FUND
   Contrafund(R) Portfolio -- Service
     Class 2*......................              0.57%         0.25%        0.11%        0.93%           --            --(40), (43)
   Mid Cap Portfolio -- Service
     Class 2*......................              0.57%         0.25%        0.14%        0.96%           --            --(42), (43)



--------------
 * The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer or other service provider).
 +     Closed to new investors.

NOTES

(1) Effective September 1, 2004, the investment advisory fee was revised from the annual rate of 0.75% to the following breakpoints: 0.70% on first $1.5 billion of net assets and 0.65% on assets in excess of $1.5 billion. The Fund has a voluntary expense cap of 1.25%.

(2) Management fee is based on 0.50% on first $50 million of net assets; 0.40% on the next $100 million; 0.30% on the next $100 million and 0.25% on assets in excess of $250 million.

(3) There is no guarantee that actual expenses will be the same as those shown in the table.

(4) The investment advisor has voluntarily agreed to waive a portion of the management fee on assets in excess of $5 billion. Total Annual Operating Expenses net of this agreement are 1.29%. This agreement may be modified or discontinued at any time.

(5) Total portfolio operating expenses do not reflect Alliance's waiver of a portion of its advisory fee. This waiver is effective as of January 1, 2004 and the fee reduction is expected to continue for a period of at least five years. The advisory fee waiver reduces advisory fees to 0.46%. After giving effect to the advisory fee waiver, net expenses would be 1.06%.

(6) Expense information restated to reflect a reduction in advisory fees effective September 7, 2004.

(7) Fee waivers and or expense reimbursements reduced expenses for the Portfolio, without which the performance would be lower. Waivers and/or reimbursements may be discontinued at any time.

(8) The investment advisor for the Delaware VIP REIT Series and the Delaware VIP Small Cap Value Series is Delaware Management Company ("DMC"). For the period May 1, 2002 through April 30, 2005, the advisor contractually waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) would not exceed 0.95%. Effective May 1, 2005 through April 30, 2006, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, extraordinary expenses and certain insurance expenses) will not exceed 0.95%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1.5 billion, 0.60% on assets in excess of $2.5 billion million, all per year.

(9) While the maximum amount payable under the Fund's Class 2 rule 12b-1 plan is 0.35% through May 1, 2006 of the Fund's Class 2 average annual net assets, the Fund's Board of Trustees (Board) has set the current rate at 0.25% through May 1, 2006. The Fund's manager has agreed in advance to reduce its fees from assets invested by the Fund in a Franklin Templeton Money Market Fund (the Sweep Money Fund). This reduction is required by the Board and an order of the Securities and Exchange Commission.

(10) While the maximum amount payable under the Fund's Class 2 rule 12b-1 plan is 0.35% through May 1, 2006 of the Fund's Class 2 average annual net assets, the Fund's Board of Trustees has set the current rate at 0.25% through May 1, 2006.

(11) The Fund's manager has agreed in advance to reduce its fees from assets invested by the Fund in a Franklin Templeton Money Market Fund (the Sweep Money Fund). This reduction is required by the Board and an order of the Securities and Exchange Commission.

(12) The Fund administration fee is paid indirectly through the management fee. While the maximum amount payable under the Fund's Class 2 rule 12b-1 plan is 0.35% through May 1, 2006 of the Fund's Class 2 average annual net assets, the Fund's Board of Trustees has set the current rate at 0.25% through May 1, 2006.

(13) Effective August 1, 2004, the management fee (including the administration fee), was reduced from 0.75% to the following breakpoints: 0.75% on first $250 million of net assets; 0.70% on next $250 million; 0.65% on next $500 million; 0.60% on the next $1 billion; 0.55% on the next $1 billion; and 0.50% on net assets in excess of $3 billion.

(14) The Investment Manager has contractually agreed to waive its fee and, if necessary, reimburse the Portfolio through December 31, 2005 to the extent Total Annual Portfolio Operating Expenses exceed 1.25% of the Portfolio's average daily net assets.

(15) Neuberger Berman Management has contractually agreed to reimburse certain expenses of the fund through 12/31/13, so that the total annual operating expenses of the fund are limited to 1.50% of average net assets. This arrangement does not cover interest, taxes, brokerage commissions and extraordinary expenses. The fund has agreed to repay Neuberger Berman Management for expenses reimbursed to the fund provided that repayment does not cause the fund's annual operating expenses to exceed 1.50% of its average net assets. Any such repayment must be made within three years after the year in which Neuberger Berman Management incurred the expense. The figures in the table are based on last year's expenses.

(16) "Other Expenses" reflects a 0.25% administrative fee. PIMCO has contractually agreed, for the Portfolio's current fiscal year, to reduce total annual portfolio operating expenses for the Administrative Class shares to the extent they would exceed, due to the payment of Trustees' fees, 0.65% of average daily net assets. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

(17) Reflects Putnam Management's agreement to limit fund expenses through December 31, 2005.

(18) Effective August 1, 2004, the management fees were reduced from 0.85% to the following breakpoints: First $1.5 billion 0.75%; next $0.5 billion 0.70%; next $0.5 billion 0.65%; next $1 billion 0.60%; over $3.5 billion 0.50%.

(19) Effective August 1, 2004, the management fees were reduced from 0.70% to the following breakpoints: First $350 million 0.65%; next $150 million 0.55%; next $250 million 0.53%; next $250 million 0.50%; over $1 billion 0.45%.

(20) Management fee is based on 0.65% on first $500 million of net assets and 0.60% of net assets in excess of $500 million.

(21) Management has agreed to cap the Smith Barney Shares' net annual operating expenses at 0.59%. Management may not discontinue or modify this cap without the approval of the fund's trustees.

(22) Other expenses include 0.06% administrative services fee the Fund pays to The Travelers Insurance Company.

(23) Effective September 1, 2004, the investment advisory fee was revised from the annual rate of 0.75% to the following breakpoints: 0.75% on first $250 million of net assets; 0.70% on the next $500 million and 0.65% on assets in excess of $2 billion. Other Expenses include 0.06% administrative services fee the Fund pays to The Travelers Insurance Company. The expense information in the table has been restated to reflect the current fee schedule.

(24) The figures shown above do not include the Funds' share of Underlying Fund expenses. Because the Underlying Funds that each Fund invests in will vary, as will the proportion of each Fund's assets invested in each Underlying Fund, it is not possible to determine precisely the amount of Underlying Fund expenses that will be borne by the Funds. However, the total annual operating expenses of the Underlying Funds range from 0.40% to 1.10%, so the Underlying Funds expenses borne by the Funds will be somewhere in that range. The Funds have a contractual expense cap of 0.35% that continues to May 1, 2006. Other Expenses are estimates and include a 0.06% administrative service fee the Fund pays to The Travelers Insurance Company.

(25) Effective September 1, 2004, the investment advisory fee was revised from the annual rate of 0.80% to the following breakpoints: 0.775% on first $250 million of net assets; 0.75% on the next $250 million; 0.725% on next $500 million; 0.70% on next $1 billion and 0.65% on assets in excess of $2 billion. Other Expenses include 0.06% administrative services fee the Fund pays to The Travelers Insurance Company.

(26) Effective February 25, 2005, the investment advisory fee was revised to the following breakpoints: For the first $500 million of average daily net assets the advisory fee is 0.7775%; the next $300 million 0.7525%; the next $600 million 0.7275%; the next $1 billion 0.7025%; over $2.5 billion 0.625%. Also effective February 25, 2005, for purposes of meeting the various asset levels and determining an effective fee rate, the combined average daily net assets of: (1) the Fund; and (2) other portfolios of The Travelers Series Trust that are subadvised by MFS; and (3) another portfolio of the Travelers Series Fund that is subadvised by MFS, are used in performing the calculation. The expense information in the table has been restated to reflect the current fee schedule. Between February 25, 2004 and February 24, 2005 the investment advisory fee was as follows: for the first $600 million of average daily net assets the advisor fee is 0.800%; the next $300 million 0.775%; the next $600 million 0.750%; the next $1 billion 0.725%; over $2.5 billion 0.675%. Previous to September 1, 2004 the fee was an annual rate of 0.80%. Other expenses include a 0.06% administrative services fee the Fund pays to The Travelers Insurance Company.

(27) Effective September 1, 2004, the investment advisory fee was revised from the annual rate of 0.75% to the following breakpoints: 0.75% on first $600 million of net assets; 0.725% on the next $300 million; 0.70% on the next $600 million; 0.675% on the next $1 billion and 0.625% on assets in excess of $2.5 billion. Other Expenses include 0.06% administrative services fee the Fund pays to The Travelers Insurance Company. Fund has a voluntary waiver of 1.00%. Effective February 25, 2005, for purposes of meeting the various asset levels and determining an effective fee rate, the combined average daily net assets of: (1) the Fund; and (2) other portfolios of The Travelers Series Trust that are subadvised by MFS; and (3) another portfolio of the Travelers Series Fund that is subadvised by MFS, are used in performing the calculation. The expense information in the table has been restated to reflect the current fee schedule.

(28) Effective May 1, 2005, the investment advisory fee is revised to the following schedule: 0.775% on the first $100 million in assets and 0.65% on assets in excess of $100 million. The expense information in the table has been restated to reflect the current fee schedule. Between September 1, 2004 and May 1, 2005, the investment advisory fee was as follows: 0.825% on the first $100 million of assets, 0.775% on the next $400 million of assets, 0.725% on the next $500 million, and 0.700% on assets in excess of $1 billion. Previous to September 1, 2004, the investment advisory fee was an annual rate of 0.825%.

(29) Effective December 1, 2004, the Management fee was reduced from 0.75% to the following breakpoints: 0.75% on the first $250 million of net assets; 0.70% on the next $250 million; 0.675% on the next $500 million; 0.65% on the next $1 billion and 0.60% on assets in excess of $2 billion. Other expenses include a 0.06% administrative services fee the Fund pays to The Travelers Insurance Company.

(30) The Fund has a contractual expense cap of 1.00% that continues to May 1, 2006. Other expenses are estimates and include a 0.06% administrative service fee the Fund pays to The Travelers Insurance Company.

(31) Management fee is based on 0.65% on first $50 million of net assets; 0.55% on the next $50 million; 0.45% on the next $100 million and 0.40% on assets in excess of $200 million. Other Expenses include a 0.06% administrative services fee the Fund pays to The Travelers Insurance Company.

(32) The Fund has a contractual expense cap of 1.10% that continues to May 1, 2006. Other expenses are estimates and include a 0.06% administrative service fee the Fund pays to The Travelers Insurance Company.

(33) The Fund has a contractual expense cap of 1.10% that continues to May 1, 2006. Other expenses are estimates and include a 0.06% administrative service fee the Fund pays to The Travelers Insurance Company.

(34) Effective November 1, 2004, the advisory fee was reduced from 0.80% to the following breakpoints: 0.80% on first $600 million of net assets; 0.775% on next $300 million; 0.75% on next $600 million; 0.725% on next $1 billion and 0.675% in excess of $2.5 billion. Effective February 25, 2005, for purposes of meeting the various asset levels and determining an effective fee rate, the combined average daily net assets of: (1) the Fund; and (2) other portfolios of The Travelers Series Trust that are subadvised by MFS are used in performing the calculation. The expense information in the table has been restated to reflect the current fee schedule.

(35) Effective July 1, 2004, the advisory fee was reduced from 0.80% to the following breakpoints: 0.80% on first $5 billion of net assets; 0.775% on next $2.5 billion; 0.75% on next $2.5 billion and 0.70% in excess of $10 billion.

(36) Effective July 1, 2004, the management fee was reduced from 0.90% to 0.85% of the Fund's daily net assets.

(37) Effective July 1, 2004, the management fee was reduced from 0.75% to the following breakpoints: 0.75% on the first $5 billion of net assets; 0.725% on the next $2.5 billion; 0.70% on the next $2.5 billion and 0.65% on assets in excess of $10 billion.

(38) Under the terms of the Advisory agreement, if the total ordinary business expenses, exclusive of taxes, distribution fees and interest, exceed .95% of the average daily net assets of the Portfolio, the Adviser will reimburse the Portfolio for the amount of the excess. Additionally, the Adviser has voluntarily agreed to reimburse the Portfolio for all expenses as a percentage of average daily net assets in excess of .60% and .85% for Classes I and II, respectively. For the year ended December 31, 2004, the Adviser waived $49,190 of its investment advisory fees. This waiver is voluntary in nature and can be discontinued at the Adviser's discretion.

(39) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce custodian expenses. Including these reductions, the total fund operating expenses are 1.08%.

(40) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total Class operating expenses would have been 0.91%. These offsets may be discontinued at any time.

(41) The annual Class operating expenses for the fund are based on historical expenses adjusted to reflect current fees. A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total Class operating expenses would have been 1.02%. These offsets may be discontinued at any time. The fund's manager has voluntarily agreed to reimburse the Class to the extent that the total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions and extraordinary expenses) exceed 1.10%. The expense ratio shown reflects the expense cap in effect at February 1, 2005. This arrangement can be discontinued by the fund's manager at any time.

(42) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total Class operating expenses would have been 0.93%. These offsets may be discontinued at any time.

(43) The table below shows the amount of the waiver or reimbursement and the net total annual operating expenses for underlying funds that have entered into a voluntary fee waiver and/or expense reimbursement arrangement. The net total annual operating expense figure reflects the fee waivers and/or expense reimbursements that were in effect as of the underlying fund's fiscal year end. However, as these arrangements are voluntary, they may be changed or terminated at any time, in which case the underlying fund would be subject to different net total annual operating expenses. Without such waivers performance would be lower.

                                                                            VOLUNTARY FEE
                                                                            WAIVER AND/OR
                                                                               EXPENSE              NET TOTAL ANNUAL
FUNDING OPTION..                                                            REIMBURSEMENT          OPERATING EXPENSES
                                                                       ------------------------  ------------------------
Capital Appreciation Fund..........................................             0.01%                     0.77%
High Yield Bond Trust..............................................             0.03%                     0.60%
Managed Assets Trust...............................................             0.01%                     0.60%
Global Growth Fund -- Class 2 Shares...............................             0.01%                     0.89%
Growth-Income Fund -- Class 2 Shares...............................             0.01%                     0.55%
High Yield Bond Fund -- Class I....................................             0.14%                     1.00%
Investment Grade Bond Fund -- Class A..............................             0.01%                     1.05%
Convertible Securities Portfolio...................................             0.01%                     0.74%
Disciplined Mid Cap Stock Portfolio................................             0.02%                     0.80%
Equity Income Portfolio............................................             0.01%                     0.83%
Federated High Yield Portfolio.....................................             0.04%                     0.83%
Mercury Large Cap Core Portfolio...................................             0.03%                     0.92%
MFS Mid Cap Growth Portfolio.......................................             0.02%                     0.86%
MFS Value Portfolio................................................             0.11%                     1.00%
Mondrian International Stock Portfolio.............................             0.02%                     0.89%
Pioneer Fund Portfolio.............................................             0.13%                     0.99%
Social Awareness Stock Portfolio...................................             0.04%                     0.71%
Travelers Quality Bond Portfolio...................................             0.02%                     0.42%
U.S. Government Securities Portfolio...............................             0.01%                     0.42%
Smith Barney Small Cap Growth Opportunities Portfolio..............             0.20%                     0.90%
Contrafund(R) Portfolio -- Service Class 2.........................             0.02%                     0.91%
Mid Cap Portfolio -- Service Class 2...............................             0.03%                     0.93%

EXAMPLES

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. These examples do not represent past or future expenses. Your actual expenses may be more or less than those shown.

These examples assume that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The examples reflect the annual contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the examples are based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and do not reflect any Underlying Fund fee waivers and/or expense reimbursements. The examples assume you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses.

EXAMPLE 1 (FOR CONTRACTS ISSUED ON OR AFTER MAY 23, 2005, AND ASSUMING THE INSTALLATION CHARGE IS NOT ALLOCATED TO PARTICIPANT ACCOUNTS)

                                           IF CONTRACT IS SURRENDERED AT THE        IF CONTRACT IS NOT SURRENDERED OR
                                                  END OF PERIOD SHOWN:            ANNUITIZED AT THE END OF PERIOD SHOWN:
                                           -------------------------------------- ---------------------------------------
FUNDING OPTION                             1 YEAR    3 YEARS   5 YEARS   10 YEARS  1 YEAR   3 YEARS   5 YEARS   10 YEARS
----------------                           -------   --------  --------  -------- ------------------  --------  ---------
Underlying Fund with Minimum Total
Annual Operating Expenses..............     711        933      1156       2248      195      605      1039       2248
Underlying Fund with Maximum Total
Annual Operating Expenses..............     1113      2123      3113       5857      619     1833      3019       5857

EXAMPLE 2 (FOR CONTRACTS ISSUED BEFORE MAY 23, 2005 WITH SURRENDER CHARGE SCHEDULE AND ASSUMING THE INSTALLATION CHARGE IS NOT ALLOCATED TO PARTICIPANT ACCOUNTS)

                                           IF CONTRACT IS SURRENDERED AT THE        IF CONTRACT IS NOT SURRENDERED OR
                                                  END OF PERIOD SHOWN:            ANNUITIZED AT THE END OF PERIOD SHOWN:
                                           -------------------------------------- ---------------------------------------
FUNDING OPTION                             1 YEAR    3 YEARS   5 YEARS   10 YEARS  1 YEAR   3 YEARS   5 YEARS   10 YEARS
----------------                           -------   --------  --------  -------- ------------------  --------  ---------
Underlying Fund with Minimum Total
Annual Operating Expenses..............     711      1043     1388      2248        195        605      1039       2248
Underlying Fund with Maximum Total
Annual Operating Expenses..............     1113     2219     3301      5857        619       1833      3019       5857

EXAMPLE 3 (FOR CONTRACTS ISSUED BEFORE MAY 23, 2005 WITH CDSC SCHEDULE AND ASSUMING THE INSTALLATION CHARGE IS NOT ALLOCATED TO PARTICIPANT ACCOUNTS)

                                           IF CONTRACT IS SURRENDERED AT THE        IF CONTRACT IS NOT SURRENDERED OR
                                                  END OF PERIOD SHOWN:            ANNUITIZED AT THE END OF PERIOD SHOWN:
                                           -------------------------------------- ---------------------------------------
FUNDING OPTION                             1 YEAR    3 YEARS   5 YEARS   10 YEARS  1 YEAR   3 YEARS   5 YEARS   10 YEARS
----------------                           -------   --------  --------  -------- ------------------  --------  ---------
Underlying Fund with Minimum Total
Annual Operating Expenses..............     745      1155      1589      2248       195       605       1039       2248
Underlying Fund with Maximum Total
Annual Operating Expenses..............     1169     2383      3569      5857       619      1833       3019       5857


EXAMPLE 4. (FOR CONTRACTS ISSUED ON OR AFTER MAY 23, 2005, AND ASSUMING THE INSTALLATION CHARGE IS NOT ALLOCATED TO PARTICIPANT ACCOUNTS AND ASSUMING THAT YOU OR PARTICIPANTS HAVE ELECTED THE MAPP PROGRAM AT THE MAXIMUM FEE. UNDER THE MAPP PROGRAM, YOU CHOOSE TO ENTER INTO A SEPARATE INVESTMENT ADVISORY AGREEMENT WITH TOWER SQUARE FOR THE PURPOSE OF RECEIVING ASSET ALLOCATION ADVICE. THE PROGRAM IS NOT A PART OF THE CONTRACT ISSUED BY THE COMPANY.)


                                           IF CONTRACT IS SURRENDERED AT THE        IF CONTRACT IS NOT SURRENDERED OR
                                                  END OF PERIOD SHOWN:            ANNUITIZED AT THE END OF PERIOD SHOWN:
                                           -------------------------------------- ---------------------------------------
FUNDING OPTION                             1 YEAR    3 YEARS   5 YEARS   10 YEARS  1 YEAR   3 YEARS   5 YEARS   10 YEARS
----------------                           -------   --------  --------  -------- ------------------  --------  ---------
Underlying Fund with Minimum Total
Annual Operating Expenses..............     787        1167      1554       3056     276        846      1442      3056
Underlying Fund with Maximum Total
Annual Operating Expenses..............     1185       2326      3429       6353     695        2044     3339      6353

EXAMPLE 5 (FOR CONTRACTS ISSUED BEFORE MAY 23, 2005 WITH SURRENDER CHARGE SCHEDULE AND ASSUMING THE INSTALLATION CHARGE IS NOT ALLOCATED TO PARTICIPANT ACCOUNTS AND ASSUMING THAT YOU OR PARTICIPANTS HAVE ELECTED THE MAPP PROGRAM AT THE MAXIMUM FEE. UNDER THE MAPP PROGRAM, YOU CHOOSE TO ENTER INTO A SEPARATE INVESTMENT ADVISORY AGREEMENT WITH TOWER SQUARE FOR THE PURPOSE OF RECEIVING ASSET ALLOCATION ADVICE. THE PROGRAM IS NOT A PART OF THE CONTRACT ISSUED BY THE COMPANY.)

                                           IF CONTRACT IS SURRENDERED AT THE        IF CONTRACT IS NOT SURRENDERED OR
                                                  END OF PERIOD SHOWN:            ANNUITIZED AT THE END OF PERIOD SHOWN:
                                           -------------------------------------- ---------------------------------------
FUNDING OPTION                             1 YEAR    3 YEARS   5 YEARS   10 YEARS  1 YEAR   3 YEARS   5 YEARS   10 YEARS
----------------                           -------   --------  --------  -------- ------------------  --------  ---------
Underlying Fund with Minimum Total
Annual Operating Expenses..............      787        1274      1778       3056     276        846      1442      3056
Underlying Fund with Maximum Total
Annual Operating Expenses..............     1185        2420      3610       6353     695        2044     3339      6353

EXAMPLE 6 (FOR CONTRACTS ISSUED BEFORE MAY 23, 2005 WITH CDSC SCHEDULE AND ASSUMING THE INSTALLATION CHARGE IS NOT ALLOCATED TO PARTICIPANT ACCOUNTS AND ASSUMING THAT YOU OR PARTICIPANTS HAVE ELECTED THE MAPP PROGRAM AT THE MAXIMUM FEE. UNDER THE MAPP PROGRAM, YOU CHOOSE TO ENTER INTO A SEPARATE INVESTMENT ADVISORY AGREEMENT WITH TOWER SQUARE FOR THE PURPOSE OF RECEIVING ASSET ALLOCATION ADVICE. THE PROGRAM IS NOT A PART OF THE CONTRACT ISSUED BY THE COMPANY.)

                                           IF CONTRACT IS SURRENDERED AT THE        IF CONTRACT IS NOT SURRENDERED OR
                                                  END OF PERIOD SHOWN:            ANNUITIZED AT THE END OF PERIOD SHOWN:
                                           -------------------------------------- ---------------------------------------
FUNDING OPTION                             1 YEAR    3 YEARS   5 YEARS   10 YEARS  1 YEAR   3 YEARS   5 YEARS   10 YEARS
----------------                           -------   --------  --------  -------- ------------------  --------  ---------
Underlying Fund with Minimum Total
Annual Operating Expenses..............      826        1396      1992       3056     276        846      1442      3056
Underlying Fund with Maximum Total
Annual Operating Expenses..............     1245        2594      3889       6353     695        2044     3339      6353


                         CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

Because the contracts described in this prospectus are newly registered, there is no Accumulation Unit value information available as of the date of this prospectus.

                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------

Travelers Retirement Perspectives, Gold Track VSP, and Unregistered Gold Track each is a group annuity contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

We encourage you to evaluate the fees, expenses, benefits and features of this group annuity contract against those of other investment products, including other group annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

GENERAL

The Contracts described in this prospectus are designed for use only with plans that qualify for special tax treatment under Section 401 of the Code. Purchase Payments may be allocated to your choice of one or more Funding Options. Purchase Payments less any applicable premium tax ("Net Purchase Payments") are applied to purchase Separate Account Accumulation Units of the appropriate Funding Option. The Accumulation Unit value will be determined as of the end of the Valuation Period during which the payments were received. The value of your investment during the Accumulation Period will vary in accordance with the net income and performance of each Funding Option's individual investments. While you will not receive any dividends or capital gains from the Funding Options, they will be reflected in the value of that Funding Option's corresponding Accumulation Unit. During the Variable Annuity payout period, Annuity payments and reserve values will vary in accordance with these factors.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

Purchase of this Contract does not provide your Plan with any additional tax deferral benefits beyond those provided by the Plan. Accordingly, you should consider purchasing the Contract for its Death Benefit, Annuity Option Benefits or other non-tax related benefits.

Prior to May 23, 2005, the Contract was offered solely on an unregistered basis, that is, without registration under the Securities Act of 1933, as amended (the "Securities Act"). If you purchased the Contract during that time period, the security you purchased was not registered under the Securities Act, and you received an offering memorandum instead of this Prospectus. Currently, the Company offers the Contract both on a registered basis, pursuant to a registration statement filed with the Securities and Exchange Commission ("SEC") ("Registered Securities"), of which this Prospectus is a part, and on an unregistered basis, pursuant to an offering memorandum that is not filed with the SEC ("Unregistered Securities"), depending on the nature of the Plan. Purchasers of the Registered Securities will receive an updated Prospectus on an annual basis. If you receive this Prospectus in connection with your Contract, you are now purchasing a Registered Security.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 1-800-842-9368.

ALLOCATED CONTRACTS

We offer an allocated group annuity contract designed to record information for all present and future Participants under the Contract. Participants do not receive a certificate that evidences participation in the Contract.

UNALLOCATED CONTRACTS

We offer an unallocated annuity contract, designed for use with certain Plans where the employer has secured the services of a Third Party Administrator ("TPA"). The Company does not record keep individual accounts for individual Participants in the Plan. The TPA's services are separate and distinct from the Contract. The Company is not responsible for and has no obligation relating to services performed for the Plan by the TPA.

We will issue the Contracts to the Plan sponsor or the Plan trustee. We hold all Purchase Payments under the Contract, as directed by the Contract Owner (or if authorized by the Contract Owner, as directed by Participants).

PURCHASE PAYMENTS

For unallocated contracts, the minimum Purchase Payment allowed is $10,000 annually per Contract. For allocated contracts, the minimum Purchase Payment allowed is an average of $1,000 annually per Participant's Individual Account.

CREDITING PURCHASE PAYMENTS

We apply Net Purchase Payments to purchase Accumulation Units of the selected Funding Options. We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days of our receipt of the initial Purchase Payment, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit subsequent Purchase Payments to a Contract on the same business day we receive them, if they are received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the Accumulation Period. During the Accumulation Period, an Accumulation Unit is used to calculate the value of a Contract. Each Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in the value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment is determined by dividing the amount directed to each Funding Option by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the Annuity Period (i.e., after the Maturity Date), you are credited with Annuity Units.

ACCOUNT VALUE

During the Accumulation Period, we determine the Account Value by multiplying the total number of Funding Option Accumulation Units credited to that account by the current Accumulation Unit value for the appropriate Funding Option, and adding the sums for each Funding Option. There is no assurance that the value in any of the Funding Options will equal or exceed the Purchase Payments made to such Funding Options.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. For allocated contracts, you can permit Participants to choose the Variable Funding Options to which they allocate Purchase Payments in their individual accounts. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. Some of the Underlying Funds are retail mutual funds that are also directly available to the public without a Separate Account. If you were to purchase these Underlying Funds directly from a broker or mutual fund company, you would not receive the death benefit (if available), annuity payout options or incur the expenses of the Separate Account. Some of the Underlying Funds are not publicly traded and are offered only through variable annuity and variable life insurance products. These Underlying Funds are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund, and Contract Owners should not compare the two.

The Underlying Funds offered though this product are selected by the Company based on several criteria, including asset Class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor the Company considers during the initial selection process is whether the Underlying Fund or an affiliate of the Underlying Fund will compensate the Company for providing administrative, marketing, and support services that would otherwise be provided by the Fund, the Fund's investment advisor, or its distributor. Finally, when the Company develops a variable annuity product in cooperation with a fund family or distributor (e.g. a "private label" product), the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

Each Underlying Fund is reviewed periodically after having been selected. Upon review, the Company may remove an Underlying Fund or restrict allocation of additional Purchase Payments to an Underlying Fund if the

Company determines the Underlying Fund no longer meets one or more of the criteria and/or if the Underlying Fund has not attracted significant contract owner assets.

In addition, if any of the Underlying Funds become unavailable for allocating Purchase Payments, or if we believe that further investment in an Underlying Fund is inappropriate for the purposes of the Contract, we may substitute another funding option. However, we will not make any substitutions without notifying you and obtaining any state and SEC approval, if necessary. From time to time we may make new funding options available.

You will find detailed information about the Underlying Funds and their inherent risks in the current prospectuses for the Underlying Funds. Since each option has varying degrees of risk, please read the prospectuses carefully. There is no assurance that any of the Underlying Funds will meet its investment objectives. Contact your registered representative or call 1-800-842-9406 to request copies of the prospectuses.

ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. As described above, the Company and TDLLC have arrangements with the investment adviser, subadviser, distributor, and/or affiliated companies of most of the Underlying Funds under which the Company and TDLLC receive payments in connection with our provision of administrative, marketing or other support services to the Funds. Proceeds of these payments may be used for any corporate purpose, including payment of expenses that the Company and TDLLC incur in promoting, issuing, distributing and administering the contracts. The Company and its affiliates may profit from these fees.

The payments are generally based on a percentage of the average assets of each Underlying Fund allocated to the Variable Funding Options under the Contract or other contracts offered by the Company. The amount of the fee that an Underlying Fund and its affiliates pay the Company and/or the Company's affiliates is negotiated and varies with each Underlying Fund. Aggregate fees relating to the different Underlying Funds may be as much as 0.65% of the average net assets of an Underlying Fund attributable to the relevant contracts. A portion of these payments may come from revenue derived from the Distribution and/or Service Fees (12b-1 fees) that are paid by an Underlying Fund out its assets as part of its Total Annual Operating Expenses.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser. Your Plan may not offer all of these Funding Options to participants


               FUNDING                                   INVESTMENT                                INVESTMENT
               OPTION                                    OBJECTIVE                            ADVISER/SUBADVISER
---------------------------------------    ----------------------------------------    -----------------------------------
Capital Appreciation Fund                  Seeks growth of capital. The Fund           Travelers Asset Management
                                           normally invests in equity securities       International Company LLC
                                           of issuers of any size and in any           ("TAMIC")
                                           industry.                                   Subadviser: Janus Capital Corp.

High Yield Bond Trust                      Seeks high current income. The Fund         TAMIC
                                           normally invests in below
                                           investment-grade bonds and debt
                                           securities.

Managed Assets Trust                       Seeks high total return. The Fund           TAMIC
                                           normally invests in equities,               Subadviser: Travelers Investment
                                           convertible and fixed-income                Management Company ("TIMCO")
                                           securities. The Fund's policy is to
                                           allocate investments among asset
                                           classes.

Templeton Growth Fund, Inc. -- Class A     Seeks long-term capital growth.  The        Franklin Advisers, Inc.
                                           Fund invests mainly in the equity
                                           securities of companies located
                                           anywhere in the world, including
                                           emerging markets.
ALLIANCEBERNSTEIN VARIABLE PRODUCT
SERIES FUND, INC.
   AllianceBernstein Growth and            Seeks reasonable current income             Alliance Capital Management L.P.
     Income Portfolio -- Class B           opportunity for appreciation through
                                           investments primarily in
                                           dividend-paying common stocks of good
                                           quality companies.

   AllianceBernstein Large Cap Growth      Seeks growth of capital by pursuing         Alliance Capital Management L.P.
     Portfolio -- Class B+                 aggressive investment policies.

AMERICAN FUNDS INSURANCE SERIES
   Global Growth Fund -- Class 2 Shares    Seeks capital appreciation. The Fund        Capital Research and Management
                                           normally invests in common stocks of        Co. ("CRM")
                                           companies located around the world.


               FUNDING                                   INVESTMENT                                INVESTMENT
               OPTION                                    OBJECTIVE                            ADVISER/SUBADVISER
---------------------------------------    ----------------------------------------    -----------------------------------
   Growth Fund -- Class 2 Shares           Seeks capital appreciation. The Fund        CRM
                                           normally invests in common stocks of
                                           companies that appear to offer
                                           superior opportunities for growth of
                                           capital.

   Growth-Income Fund -- Class 2 Shares    Seeks capital appreciation and income.      CRM
                                           The Fund normally invests in common
                                           stocks or other securities that
                                           demonstrate the potential for
                                           appreciation and/or dividends.

DELAWARE VIP TRUST
   Delaware VIP REIT Series --             Seeks to achieve maximum long term         Delaware Management Company
     Standard Class                        total return with capital appreciation      ("Delaware")
                                           as a secondary objective.  The Fund
                                           normally invests in companies that
                                           manage a portfolio of real estate to
                                           earn profits for shareholders (REITS).

DREYFUS VARIABLE INVESTMENT FUND
   Dreyfus Variable Investment Fund --     Seeks long term capital growth              The Dreyfus Corporation
     Appreciation Portfolio -- Initial     consistent with the preservation of         ("Dreyfus")
     Shares                                capital. Current income is a secondary      Subadviser: Fayez Sarofim & Co.
                                           objective. The Fund normally invests
                                           in common stocks of established
                                           companies.

   Dreyfus Variable Investment Fund --     Seeks to maximize capital                   Dreyfus
     Developing Leaders Portfolio --       appreciation. The Fund normally
     Initial Shares                        invests in companies with market
                                           capitalizations of less than $2
                                           billion at the time of purchase.
FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST
   Franklin Small-Mid Cap Growth           Seeks long-term capital growth. The         Franklin Advisers, Inc.
     Securities Fund -- Class 2 Shares+    Fund normally invests at least 80% of
                                           its net assets in investments of small
                                           capitalization and mid capitalization
                                           companies.

   Mutual Shares Securities Fund --        Seeks capital appreciation. Income is       Franklin Mutual Advisers, LLC
     Class 2 Shares                        a secondary objective. The Fund
                                           normally invests in U.S. equity
                                           securities, and substantially in
                                           undervalued stocks, risk arbitrage
                                           securities and distressed companies.

   Templeton Developing Markets            Seeks long-term capital appreciation.       Templeton Asset Management Ltd.
     Securities Fund -- Class 2 Shares     The Fund normally invests at least 80%
                                           of its net assets in the emerging
                                           market investments, and invests
                                           primarily to predominantly in equity
                                           securities.

   Templeton Foreign Securities            Seeks long-term capital growth. The         Templeton Investment Counsel, LLC
     Fund -- Class 2 Shares                Fund normally invests at least 80% of
                                           its net assets in investments of
                                           issuers located outside of the U.S.,
                                           including those in emerging markets.
GREENWICH STREET SERIES FUND
   Appreciation Portfolio                  Seeks long- term appreciation of            Smith Barney Fund Management LLC
                                           capital. The Fund normally invests in       ("SBFM")
                                           equity securities of U.S. companies of
                                           medium and large capitalization.

   Equity Index Portfolio -- Class II      Seeks investment results that, before       TIMCO
     Shares                                expenses, correspond to the price and
                                           yield performance of the S&P 500
                                           Index. The Fund normally invests in
                                           equity securities, or other
                                           investments with similar economic
                                           characteristics that are included in
                                           the S&P 500 Index.
JANUS ASPEN SERIES
   Global Life Sciences Portfolio --       Seeks long-term growth of capital. The      Janus Capital Management LLC
     Service Shares+                       Fund normally invests in securities of      ("Janus Capital")
                                           companies with a life science (e.g.
                                           health, personal care,
                                           pharmaceuticals) orientation.

               FUNDING                                   INVESTMENT                                INVESTMENT
               OPTION                                    OBJECTIVE                            ADVISER/SUBADVISER
---------------------------------------    ----------------------------------------    -----------------------------------
   Global Technology Portfolio             Seeks long-term growth of capital. The      Janus Capital
     --Service Shares+                     Fund normally invests in securities of
                                           companies that are expected to benefit
                                           from advances or improvements in
                                           technology.

   Growth and Income Portfolio             Seeks long-term capital growth and          Janus Capital
     --Service Shares                      current income. The Fund normally
                                           invests in common stocks selected for
                                           their growth potential and in
                                           securities selected for their income
                                           potential.

   Mid Cap Growth Portfolio --Service      Seeks capital growth. The Fund              Janus Capital
     Shares                                normally invests in equity securities
                                           of mid-sized companies.

LAZARD RETIREMENT SERIES, INC.
   Lazard Retirement Small Cap             Seeks long-term capital appreciation.       Lazard Asset Management, LLC
     Portfolio                             The Fund normally invests in equity
                                           securities, principally common stocks,
                                           of relatively small U.S. companies
                                           that are believed to be undervalued
                                           based on their earnings, cash flow or
                                           asset values.

LORD ABBETT SERIES FUND, INC.
   Growth and Income Portfolio             Seeks long-term growth of capital and       Lord Abbett & Co.
                                           income without excessive fluctuations
                                           in market value. The Fund primarily
                                           invests in equity securities of large,
                                           seasoned, U.S. and multinational
                                           companies believed to be undervalued.

   Mid-Cap Value Portfolio                 Seeks capital appreciation. The Fund        Lord Abbett & Co.
                                           normally invests primarily in equity
                                           securities, which are believed to be
                                           undervalued in the marketplace.
OPPENHEIMER VARIABLE ACCOUNT FUNDS
   Oppenheimer Main Street Fund/VA --      Seeks high total return (which              Oppenheimer Funds, Inc.
     Service Shares                        includes growth in the value of its
                                           shares as well as current income) from
                                           equity and debt securities.

PIMCO VARIABLE INSURANCE TRUST
   Real Return Portfolio --                Seeks maximum real return, consistent       Pacific Investment Management
     Administrative Class                  with preservation of real capital and       Company LLC
                                           prudent investment management.

   Total Return Portfolio --               Seeks maximum total return, consistent      Pacific Investment Management
     Administrative Class                  with preservation of capital and            Company LLC
                                           prudent investment management. The
                                           Fund normally invests in intermediate
                                           maturity fixed income securities.
PUTNAM VARIABLE TRUST
   Putnam VT Small Cap Value Fund --       Seeks capital appreciation. The Fund        Putnam Investment Management
     Class IB Shares                       invests mainly in common stocks of
                                           U.S. companies, with a focus on value
                                           stocks. Value stocks are those that
                                           Putnam Management believes are
                                           currently undervalued by the market.

SALOMON BROTHERS VARIABLE SERIES
FUNDS INC.
   All Cap Fund -- Class I                 Seeks capital appreciation. The Fund        Salomon Brothers Asset
                                           normally invests in common stocks and       Management, Inc. ("SBAM")
                                           their equivalents of companies the
                                           manager believes are undervalued in
                                           the marketplace.

   High Yield Bond Fund -- Class I         Seeks total return consistent with the      SBAM
                                           preservation of capital. The Fund
                                           normally invests in high yield
                                           fixed-income securities issued by U.S.
                                           and foreign corporations and foreign
                                           governments and their agencies.

   Investors Fund -- Class I               Seeks long term growth of capital.          SBAM
                                           Secondarily seeks current income. The
                                           Fund normally invests in common stocks
                                           of established companies.

               FUNDING                                   INVESTMENT                                INVESTMENT
               OPTION                                    OBJECTIVE                            ADVISER/SUBADVISER
---------------------------------------    ----------------------------------------    -----------------------------------
   Total Return Fund -- Class I            Seeks above average income (compared        SBAM
                                           to a portfolio invested entirely in
                                           equity securities). Secondarily seeks
                                           growth of capital and income.  The
                                           Fund normally invests in a broad range
                                           of equity and fixed-income securities
                                           of U.S. and foreign issuers.

SMITH BARNEY INVESTMENT FUNDS INC.
   Investment Grade Bond Fund --           Seeks a high level of current income        SBFM
     Class A                               consistent with prudent investment
                                           management and preservation of
                                           capital. The fund invests in
                                           investment grade fixed income
                                           securities and related investments.

SMITH BARNEY INVESTMENT TRUST
   Smith Barney S&P 500 Index Fund --      Seeks investment results that, before       TIMCO
     Smith Barney S&P 500 Index            expenses, correspond to the price and
     Shares+                               yield performance of the S&P 500
                                           Index. The Fund normally invests in
                                           equity securities, or other
                                           investments with similar economic
                                           characteristics that are included in
                                           the S&P 500 Index.

THE TRAVELERS SERIES TRUST
   Convertible Securities Portfolio        Seeks current income and capital            TAMIC
                                           appreciation. The Fund normally
                                           invests in convertible securities.

   Disciplined Mid Cap Stock Portfolio     Seeks growth of capital. The Fund           TAMIC
                                           normally invests in the equity              Subadviser: TIMCO
                                           securities of companies with mid-size
                                           market capitalizations.

   Equity Income Portfolio                 Seeks reasonable income by investing        TAMIC
                                           primarily in income producing equity        Subadviser: Fidelity Management &
                                           securities. In choosing these               Research Company ("FMR")
                                           securities, the fund will also
                                           consider the potential for capital
                                           appreciation. The fund's goal is to
                                           achieve a yield which exceeds the
                                           composite yield on the securities
                                           compromising the S&P 500.

   Federated High Yield Portfolio          Seeks high current income. The Fund         TAMIC
                                           normally invests in below                   Subadviser: Federated Investment
                                           investment-grade bonds and debt             Management Company ("Federated")
                                           securities.

   Large Cap Portfolio                     Seeks long term growth of capital. The      TAMIC
                                           Fund normally invests in the                Subadviser: FMR
                                           securities of companies with large
                                           market capitalizations.

   Managed Allocation Series:              Seeks long-term growth of capital. The      TAMIC
     Aggressive Portfolio                  Fund normally invests in other              Subadviser: Deutsche Investment
                                           investment companies ("Underlying           Management Americas Inc. ("DIMA")
                                           Funds") that invest primarily in
                                           equity securities.

   Managed Allocation Series:              Seeks a high level of current income        TAMIC
     Conservative Portfolio                with some consideration given to            Subadviser: DIMA
                                           growth of capital. The Fund normally
                                           invests in other investment companies
                                           ("Underlying Funds") that invest in
                                           both equity and debt securities.

   Managed Allocation Series:              Seeks a balance between a high level        TAMIC
     Moderate Portfolio                    of current income and growth of             Subadviser: DIMA
                                           capital, with a greater emphasis on
                                           growth of capital. The Fund normally
                                           invests in other investment companies
                                           ("Underlying Funds") that invest in
                                           both equity and debt securities.

   Managed Allocation Series:              Seeks long-term growth of capital. The      TAMIC
     Moderate-Aggressive Portfolio         Fund normally invests in other              Subadviser: DIMA
                                           investment companies ("Underlying
                                           Funds") that invest in both equity and
                                           debt securities.

   Managed Allocation Series:              Seeks a balance between a high level        TAMIC
     Moderate-Conservative Portfolio       of current income and growth of             Subadviser: DIMA
                                           capital, with a greater emphasis on
                                           income. The Fund normally invests in
                                           other investment companies
                                           ("Underlying Funds") that invest in
                                           both equity and debt securities.

               FUNDING                                   INVESTMENT                                INVESTMENT
               OPTION                                    OBJECTIVE                            ADVISER/SUBADVISER
---------------------------------------    ----------------------------------------    -----------------------------------
   Mercury Large Cap Core Portfolio        Seeks long-term capital growth. The         TAMIC
                                           Fund normally invests in a diversified      Subadviser: Merrill Lynch
                                           portfolio of equity securities of           Investment Managers, L.P. ("MLIM")
                                           large cap companies.

   MFS Mid Cap Growth Portfolio            Seeks long term growth of capital. The      TAMIC
                                           Fund normally invests in equity             Subadviser: MFS
                                           securities of companies with medium
                                           market capitalization.

   MFS Value Portfolio                     Seeks capital appreciation and              TAMIC
                                           reasonable income. The Fund normally        Subadviser: MFS
                                           invests in income producing equity
                                           securities of companies believed to be
                                           undervalued in the market.

   Mondrian International Stock            Seeks capital appreciation. The Fund        TAMIC
     Portfolio                             normally invests in equity securities       Subadviser: Mondrian Investment
                                           of relatively large non-U.S. companies.     Partners Ltd.

   Pioneer Fund Portfolio                  Seeks reasonable income and capital         TAMIC
                                           growth. The Fund invests in equity          Subadviser: Pioneer Investment
                                           securities, primarily of U.S. issuers.      Management, Inc.

   Pioneer Mid Cap Value Portfolio         Seeks capital appreciation. The Fund        TAMIC
                                           normally invests in the equity              Subadviser: Pioneer Investment
                                           securities of mid-size companies.           Management, Inc.

   Social Awareness Stock Portfolio        Seeks long term capital appreciation        SBFM
                                           and retention of net investment
                                           income. The Fund normally invests in
                                           equity securities of large and
                                           mid-size companies that meet certain
                                           investment and social criteria.

   Style Focus Series: Small Cap           Seeks capital appreciation. The Fund        TAMIC
     Growth Portfolio                      normally invests in common stocks and       Subadviser: TIMCO and Janus
                                           other equity securities of small U.S.       Capital
                                           companies.

   Style Focus Series: Small Cap           Seeks capital appreciation. The Fund        TAMIC
     Value Portfolio                       normally invests in common stocks and       Subadviser: TIMCO and Dreman
                                           other equity securities of small U.S.       Value Management L.L.C. ("Dreman")
                                           companies.

   Travelers Quality Bond Portfolio        Seeks current income and total return       TAMIC
                                           with moderate capital volatility. The
                                           Fund normally invests in
                                           investment-grade bonds and debt
                                           securities.

   U.S. Government Securities              Seeks current income, total return and      TAMIC
     Portfolio                             high credit quality. The Fund normally
                                           invests in securities issued or
                                           guaranteed by the U.S. Government, its
                                           agencies or instrumentalities.

TRAVELERS SERIES FUND INC.
   AIM Capital Appreciation Portfolio      Seeks capital appreciation. The Fund        Travelers Investment Adviser Inc.
                                           normally invests in common stocks of        ("TIA")
                                           companies that are likely to benefit        Subadviser: AIM Capital
                                           from new products, services or              Management Inc.
                                           processes or have experienced
                                           above-average earnings growth.

   MFS Total Return Portfolio              Seeks above average income consistent       TIA
                                           with the prudent employment of              Subadviser: MFS
                                           capital. Secondarily, seeks growth of
                                           capital and income. The Fund normally
                                           invests in a broad range of equity and
                                           fixed-income securities of both U.S.
                                           and foreign issuers.

   Pioneer Strategic Income Portfolio      Seeks high current income. The Fund         TIA
                                           normally invests in debt securities         Subadviser: Pioneer Investment
                                           and has the flexibility to invest in a      Management, Inc.
                                           broad range of issuers and segments of
                                           the debt securities market.

   SB Adjustable Rate Income               Seeks high current income and to limit      SBFM
     Portfolio Smith Barney Class          the degree of fluctuation of its net
                                           asset value resulting from movements
                                           in interest rates.

   Smith Barney Aggressive Growth          Seeks long-term capital appreciation.       SBFM
     Portfolio                             The Fund normally invests in common
                                           stocks of companies that are
                                           experiencing, or are expected to
                                           experience, growth in earnings that
                                           exceeds the average rate earnings
                                           growth of the companies comprising the
                                           S&P 500 Index.

               FUNDING                                   INVESTMENT                                INVESTMENT
               OPTION                                    OBJECTIVE                            ADVISER/SUBADVISER
---------------------------------------    ----------------------------------------    -----------------------------------
   Smith Barney Large Capitalization       Seeks long term growth of capital. The      SBFM
     Growth Portfolio                      Fund normally invests in equities, or
                                           similar securities, of companies with
                                           large market capitalizations.

   Smith Barney Money Market Portfolio     Seeks to maximize current income            SBFM
                                           consistent with preservation of
                                           capital. The Fund seeks to maintain a
                                           stable $1 share price. The Fund
                                           normally invests in high quality U.S.
                                           short-term debt securities.

   Strategic Equity Portfolio              Seeks capital appreciation. The Fund        TIA
                                           normally invests in U.S. and foreign        Subadviser: FMR
                                           equity securities.
VAN KAMPEN LIFE INVESTMENT TRUST
   Comstock Portfolio Class II Shares      Seeks capital growth and income. The        Van Kampen Asset Management Inc.
                                           Fund normally invests in common and         ("Van Kampen")
                                           preferred stocks, and convertible
                                           securities, of well established
                                           undervalued companies.

   Emerging Growth Portfolio Class II      Seeks capital appreciation. The Fund        Van Kampen
     Shares+                               normally invests in common stocks of
                                           companies that the manager believes
                                           are experiencing or will experience
                                           growth in earnings and/or cash flow
                                           that exceeds the average rate of
                                           earnings growth of the companies that
                                           comprise the S&P 500.

VARIABLE ANNUITY PORTFOLIOS
   Smith Barney Small Cap Growth           Seeks long term capital growth. The         Citi Fund Management, Inc.
     Opportunities Portfolio               Fund normally invests in equity
                                           securities of small cap companies and
                                           related investments.

VARIABLE INSURANCE PRODUCTS FUND
   Contrafund(R) Portfolio -- Service      Seeks long-term capital appreciation        FMR
     Class 2                               by investing in common stocks of
                                           companies whose value Fidelity
                                           Management & Research Co. believes is
                                           not fully recognized by the public.

   Mid Cap Portfolio -- Service Class 2    Seeks long-term growth of capital by        FMR
                                           investing in common stocks of
                                           companies with medium market
                                           capitalizations.

--------------
 +     Closed to new investors.

                    CHARGES AND DEDUCTIONS UNDER THE CONTRACT
--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     o the ability for you to make withdrawals and surrenders under the Contracts;

     o    the death benefit paid on the death of a Participant;

     o the available Funding Options and related programs (including, automatic rebalancing and systematic withdrawal programs);

     o    administration of the annuity options available under the Contracts;
          and

     o    the distribution of various reports to Contract Owners.

Costs and expenses we incur include:

     o losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts;

     o sales and marketing expenses including commission payments to your sales agent; and

     o    other costs of doing business.

Risks we assume include:

     o that Annuitants may live longer than estimated when the annuity factors under the Contracts were established;

     o that the amount of the Death Benefit will be greater than the contract value; and

     o that the costs of providing the services and benefits under the Contracts will exceed the charges deducted.

We may also deduct a charge for premium taxes.

Unless otherwise specified, charges are deducted proportionately from all Funding Options in which you are invested.

We may reduce or eliminate the surrender charge, the administrative charges and/or the daily asset (mortality and expense risk) charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. For certain trusts, we may change the order in which Purchase Payments and earnings are withdrawn in order to determine the surrender charge. We will not reduce or eliminate any charge where such reduction or elimination would be unfairly discriminatory to any person.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

Contracts purchased prior to May 23, 2005 may be subject to fees and charges that differ from those described herein based on a competitive bidding process, which may have included negotiation of fees and charges based on factors such as, but not limited to: the total number of Plan participants, the aggregate of all Plan participant account values, present or anticipated levels of Purchase Payments, distributions, transfers, administrative expenses, and distribution expenses (including commissions payable to the selling broker-dealer).

SALES LOADS

Purchase Payments made under the Contract are not subject to a front-end sales load. However, upon redemption, the Company will charge either a surrender charge or a contingent deferred sales charge, as negotiated. The maximum contingent deferred sales charge is 5.5% of each Purchase Payment for a period of five years from the date the Purchase Payment was made. After five years from the date a Purchase Payment is made, the contingent deferred sales charge no longer applies to that Purchase Payment. The contingent deferred sales charge applies to each Purchase Payment you make.

For the contingent deferred sales charge, surrenders will be deemed taken from Purchase Payments in the order they were received by us and then on any earnings.

The maximum surrender charge is 5% on the total amount withdrawn. For Contracts issued on or after May 23, 2005, the surrender charge applicable to your Contract will depend on the expected level of aggregate Contract assets during the first Contract Year, as determined by the Company, and the length of time the Contract has been in force. If the expected level of aggregate Contract assets is less than $999,999.99, the surrender charge declines to zero after the end of the 5th Contract Year. The charge is as follows:

              CONTRACT YEAR                    SURRENDER CHARGE
-------------------------------------------    -----------------
GREATER THAN OR EQUAL TO      BUT LESS THAN
--------------------------    -------------
         0 years                1 years               5%
         1 years                2 years               4%
         2 years                3 years               3%
         3 years                4 years               2%
         4 years                5 years               1%
        5+ years                                      0%

If the expected level of aggregate Contract assets during the first Contract Year is greater than or equal to $1,000,000, there will be no surrender charge.

For Contracts issued before May 23, 2005, the surrender charge declines to zero after the eighth Contract Year. The surrender char21e schedule for these Contracts is:

              CONTRACT YEAR                    SURRENDER CHARGE
-------------------------------------------    -----------------
GREATER THAN OR EQUAL TO      BUT LESS THAN
--------------------------    -------------
         0 years                2 years               5%
         2 years                4 years               4%
         4 years                6 years               3%
         6 years                8 years               2%
        8+ years                                      0%

The contingent deferred sales or surrender charges can be changed if the Company anticipates it will incur decreased sales-related expenses due to the nature of the Plan to which the Contract is issued or the involvement of a TPA. When considering a change in the contingent deferred sales or surrender&gt charges, the Company will take into account:

     o the size of plan assets and the expected amount of annual contributions, and

     o the expected level of agent, TPA or Company involvement during the establishment and maintenance of the Contract, including the amount of enrollment activity required, and the amount of service required by the Contract Owner in support of the Plan, and

     o the expected level of commission the Company may pay to the agent for distribution expenses, and

     o any other relevant factors that the Company anticipates will increase or decrease the sales-related expenses associated with the sale of the Contract in connection with the Plan.

The sales or surrender charge will not be assessed for withdrawals made under the following circumstances:

   o    retirement (as defined by the terms of your      o   disability as defined in Code section 72(m)(7)
        Plan and consistent with IRS rules)
   o    separation from service/severance from           o   minimum required distributions (generally at age
        employment                                           70 1/2)
   o    loans (if available in your Plan)                o   return of Excess Plan Contributions
   o    Hardship (as defined by the Code)                o   transfers to an employer stock fund
   o    Death                                            o   certain Plan expenses as mutually agreed upon
   o    annuitization under this Contract or
        another contract issued by us (if the
        option elected provides payments based
        on life expectancy or a fixed term payment
        of at least five years)

DAILY ASSET CHARGE

This charge is also known as the mortality and expense risk (M&E) charge and is deducted on each Valuation Date from amounts held in the Separate Account. The charge will vary based on the expected aggregate Contract assets during the first Contract year, as determined by the Company. This charge is equivalent, on an annual basis, to a maximum of 1.50% (1.30% for unallocated Contracts in Florida) of the amounts allocated to each Funding Option. The daily asset charge applicable to your Contract will depend on the expected level of aggregate Contract assets during the first Contract Year, as determined by the Company. Below are the other variations of the charge based on different levels of expected aggregate Contract assets:

              AGGREGATE CONTRACT ASSETS          DAILY ASSET CHARGE
              -------------------------          ------------------
                   $0 -- $249,999.99                   1.50%
                $250,000 -- $999,999.99                1.30%
              $1,000,000 -- $2,999,999.99              1.05%
                 $3,000,000 and over                   0.80%

The mortality risk portion compensates the Company for guaranteeing to provide Annuity payments according to the terms of the Contract regardless of how long the Annuitant lives and for providing the death benefit if a Participant dies prior to the Annuity Commencement Date. The expense risk portion of the daily asset charge compensates the Company for the risk that the charges under the Contract, which cannot be increased during the duration of the Contract, will be insufficient to cover actual costs. Actual costs and expenses we incur include:

     o losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts;

     o    sales, commission and marketing expenses, and

     o    other costs of doing business.

We may, under some circumstances, agree to change the daily asset charge for a Plan from the charge level that would otherwise apply based on the aggregate Contract assets based on factors such as annual contributions, the number of employees, demographics of Plan Participants (which may reduce mortality and expenses of the Plan), and any other factors that the Company considers relevant.

Although variable Annuity payments made under the Contracts will vary in accordance with the investment performance of each Funding Option's investment portfolio, payments will not be affected by: (a) the Company's actual mortality experience among Annuitants after retirement, or (b) the Company's actual expenses, if greater than the deductions provided for in the Contracts because of the expense and mortality undertakings by the Company.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 5% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

For Contracts issued on or after May 23, 2005, We will assess the charge as a percentage of the total benefit received as follows:

              CONTRACT YEAR                    WITHDRAWAL CHARGE
-------------------------------------------    -------------------
GREATER THAN OR EQUAL TO      BUT LESS THAN
--------------------------    -------------
         0 years                1 years                5%
         1 years                2 years                4%
         2 years                3 years                3%
         3 years                4 years                2%
         4 years                5 years                1%
        5+ years                                       0%


For Contracts issued before May 23, 2005, We will assess the charge as a percentage of the total benefit received as follows:

              CONTRACT YEAR                    WITHDRAWAL CHARGE
-------------------------------------------    -------------------
GREATER THAN OR EQUAL TO      BUT LESS THAN
--------------------------    -------------
         0 years                2 years                5%
         2 years                4 years                4%
         4 years                6 years                3%
         6 years                8 years                2%
        8+ years                                       0%

Please refer to Payment Options for a description of this benefit.

FUNDING OPTION CHARGES

There are certain deductions from and expenses paid out of the assets of each Funding Option. These are described in the applicable prospectus for each Funding Option. Underlying Funding Option expenses are not fixed or guaranteed and are subject to change by the Fund.

We receive payments from some of the Funding Options or their affiliates for providing administrative or other services for a Funding Option. These payments vary in amount and currently we receive payments, which may include distribution and/or service fees (12b-1 fees), at an annual rate of up to 0.75% of the average net amount invested in a Funding Option on behalf of Travelers Life & Annuity Separate Accounts. These payments by the Funding Options are included in the deductions and expenses paid out of the assets of each Funding Option and are not a separate charge to you.

SEMI-ANNUAL ADMINISTRATIVE CHARGE

A semi-annual administrative charge of up to $15 may be deducted from the value of each Participant's Individual Account for administrative expenses. The fee only applies to allocated Contracts and is assessed only during the Accumulation Period.

The semiannual administrative contract fee cannot be increased. The charge is set at a level that does not exceed the average expected cost of the administrative services to be provided while the Contract is in force. In determining the level of the fee, we consider certain factors including, but not limited to, the following:

       o The size and characteristics of the Contract and the group to which it is issued including: the annual amount of Purchase Payments per Participant, the expected turnover of employees, whether the Contract Owner will remit Purchase Payment allocations electronically, and any other factors pertaining to the characteristics of the group or the Plan which may enable the Company to reduce the expense of administration.

       o Determination of the Company's anticipated expenses in administering the Contract, such as: billing for Purchase Payments, producing periodic reports, providing for the direct payment of Contract charges rather than having them deducted from Contract values, and any other factors pertaining to the level and expense of administrative services which will be provided under the Contract.

       o TPA and/or agent involvement.

INSTALLATION CHARGE

An installation charge of $1,000 may be applied to plans with an average balance per participant of less than $5,000.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

ASSET ALLOCATION ADVICE

If you are a participant in the MAPP Program, there is an additional fee. Please see the section "Asset Allocation Services" in this prospectus.

TPA ADMINISTRATIVE CHARGES

We may be directed by the Contract Owner to deduct charges from Purchase Payments or cash values for payment to the Contract Owner and/or the TPA for Plan-related expenses. These charges are not levied by the Contract. Such charges may include maintenance fees and transaction fees.

                                    TRANSFERS
--------------------------------------------------------------------------------

TRANSFERS OF CASH VALUE BETWEEN FUNDING OPTIONS

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Cash Values may generally be transferred from the Funding Option(s) to the Fixed Account at any time. No transfers will be allowed between the Fixed Account and any Competing Fund. Cash Values previously transferred from the Fixed Account to a non-competing Funding Options may not be transferred back to the Fixed Account or any Competing Fund for a period of at least three months from the date of transfer. We reserve the right to limit the number of transfers and percentage of Cash Value to be transferred from the Fixed Account to the Funding Options and to Contracts not issued by us. The minimum limitation on the number of transfers would be one in any six-month period. Where permitted by state law, we reserve the right to restrict transfers from the Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract. Refer to the Fixed Account prospectus for more information regarding transfers to and from the Fixed Account.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

THE CONTRACT IS INTENDED FOR USE AS A LONG-TERM INVESTMENT VEHICLE AND IS NOT DESIGNED TO SERVE AS A VEHICLE FOR EXCESSIVE TRADING OR MARKET TIMING IN AN ATTEMPT TO TAKE ADVANTAGE OF SHORT-TERM FLUCTUATIONS IN THE STOCK MARKET. EXCESSIVE TRADING IS DISRUPTIVE TO THE MANAGEMENT OF AN UNDERLYING FUND AND INCREASES OVERALL COSTS TO ALL INVESTORS IN THE UNDERLYING FUND. If, in our sole discretion, we determine you are engaging in excessive trading activity, trading activity that we believe is indicative of market timing, or any similar trading activity which will potentially hurt the rights or interests of other Contract Owners, we will exercise our contractual right to restrict your number of transfers to one every six months. We will notify you in writing if we choose to exercise our contractual right to restrict your transfers.

In determining whether we believe you are engaged in excessive trading or market timing activity, we will consider, among other things, the following factors:

     o    the dollar amount you request to transfer;

     o    the number of transfers you made within the previous three months;

     o whether your transfers follow a pattern designed to take advantage of short term market fluctuations; and

     o whether your transfers are part of a group of transfers made by a third party on behalf of several individual Contract Owners.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program, or, if applicable, any asset allocation program described in this prospectus are not treated as a transfer when we evaluate trading patterns for market timing or excessive trading.

In addition to the above, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     o reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one owner, or

     o reject the transfer or exchange instructions of individual owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one owner.

We will notify you in writing before we restrict your right to request transfers through such market timing firm or other third party.

The policy of the Company is to seek to apply its anti-market timing and excessive trading procedures uniformly. These procedures, however, will not prevent all excessive trading and market timing activity from occurring. For example:

     o Some of the Underlying Funds are available as investments for variable insurance contracts offered by other insurance companies. These other insurance companies may have different procedures to prevent excessive trading and market timing activity or may not have any such procedures because of contractual limitations.

     o The Company issues Contracts to qualified retirement plans that request financial transactions with the Company on an omnibus basis on behalf of all plan participants. These plans generally employ a record-keeper to maintain records of participant financial activity. Because the Company does not have the records to monitor the trading activity of the individual participants, the Company may not be able to identify plan participants who may be engaging in excessive trading or market timing activity and/or may not be able to apply its contractual trade restrictions to such participants.

     o There may be other circumstances where the Company does not identify trading activity as market timing or excessive trading or take action to restrict trading activity that does not qualify as excessive trading or market timing activity under our current anti-market timing procedures. For example, Contract Owners may engage in trading activity involving dollar amounts that are less than the threshold that we use for trade surveillance. Or, Contract Owners may request trades in a frequency or pattern that does not qualify as excessive trading or market timing activity under our current anti-market timing procedures.

Excessive trading and market timing activity increases the overall transaction costs of an Underlying Fund, which may serve to decrease the Underlying Fund's performance. Further, excessive trading and market timing activity may disrupt the management of an Underlying Fund because the portfolio's advisor must react to frequent requests to purchase and redeem investments.

FUTURE MODIFICATIONS. We will continue to monitor the transfer activity occurring among the Variable Funding Options, and may modify these transfer restrictions at any time if we deem it necessary to protect the interest of all Contract Owners. These modifications may include curtailing or eliminating, without notice, the ability to use the Internet, facsimile or telephone in making transfers.

DOLLAR COST AVERAGING (TRANSFERS)

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows the Contract Owner or Participant to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss. There is no additional fee to participate in the DCA Program.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. You may only have one DCA Program in place at one time.

All provisions and terms of the Contract apply to the DCA Program, including provisions relating to the transfer of money between funding options. Transfers made under the DCA Program will be counted for purposes of determining whether you have reached the 20% limit on the amount that may be transferred out of the Fixed Account in any one year. However, we will allow you to transfer more than 20% out of the Fixed Account if the transfers are pre-authorized transfers made through the DCA Program. Transfers made under the DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

TRANSFERS FROM FUNDING OPTIONS TO CONTRACTS NOT ISSUED BY US

You may transfer all or any part of Your Contract's Cash Surrender Value, subject to the restrictions of the Fixed Account, if applicable, from any Funding Option to any contract not issued by us. Such transfers may be subject to a sales or surrender charge, as described in the Contract. If authorized by the Contract Owner, a Participant may transfer all or any part of the Cash Surrender Value from one Funding Option to any contract not issued by us, subject to the restrictions of the Fixed Account, if applicable.

TRANSFERS TO OR FROM OTHER CONTRACTS ISSUED BY US

Under specific conditions, we may allow you to transfer to this Contract the Contract value of other group annuity contracts we have issued to you or to transfer amounts from this Contract to another Contract issued by us without applying a sales or surrender charge to the funds being transferred. Once the transfer is complete and we have established an account for you at your direction, a new sales or surrender charge may apply, as described in the new Contract.

TRANSFERS FROM CONTRACTS NOT ISSUED BY US

Under specific conditions, when authorized by the state insurance department, we may credit a Plan up to 4% of the amount transferred to us from another investment vehicle as reimbursement to the Plan for any exit penalty assessed by the other investment vehicle provider. We will recover this credit through reduced compensation paid to the servicing agent or broker.

                            ASSET ALLOCATION SERVICES
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GENERAL

Asset allocation is a method of investment diversification that allocates assets among asset classes with the goal of managing investment risk and potentially enhancing returns over the long term. An asset Class refers to a category of investments having similar characteristics, such as stocks/equities, bonds/ fixed income, and cash equivalents. There are often further divisions among wider asset classes, for example, classes representing company size (large cap, mid cap, and small cap), and classes representing foreign and U.S. investments.

Asset allocation strategies reflect the theory that diversification among asset classes can help reduce volatility over the long term. THERE IS NO ASSURANCE THAT INVESTMENT RETURNS WILL BE BETTER THROUGH PARTICIPATION IN AN ASSET ALLOCATION PROGRAM -- INVESTMENTS MAY STILL LOSE MONEY AND EXPERIENCE VOLATILITY.

THE ASSET ALLOCATION PROGRAM DESCRIBED BELOW IS NOT A PART OF THE CONTRACT ISSUED BY THE COMPANY. THE COMPANY IS NOT REGISTERED AS AN INVESTMENT ADVISER, AND IS NOT OFFERING INVESTMENT ADVICE IN MAKING AVAILABLE THE ASSET ALLOCATION PROGRAM.

MANAGED ADVISORY PORTFOLIO PROGRAM

An affiliate of the Company, Tower Square Securities Inc. ("Tower Square"), offers an asset allocation program to participants of qualified retirement plans who own the Contract individually or are participants in a group Contract owned by the plan (collectively, "participants"). The program, called Managed Advisory Portfolio Program (the "program"), is available for an additional asset-based fee that is payable by the participant to Tower Square for offering the program. These payments are in addition to any compensation payable by the Company to Tower Square for selling the Contract. When a participant elects the program ("program participant"), he or she must enter into an investment advisory agreement with Tower Square. Tower Square has a fiduciary obligation with respect to program participants. Tower Square may not offer the program to all purchasers of the Contract.

THE FOLLOWING IS A GENERAL DESCRIPTION OF THE MANAGED ADVISORY PORTFOLIO PROGRAM -- A COMPLETE DESCRIPTION IS AVAILABLE IN THE DISCLOSURE STATEMENT FOR THE PROGRAM. NOTE: THERE ARE LIMITATIONS ON THE INVESTMENT ADVISORY ACTIVITIES THAT TOWER SQUARE'S REPRESENTATIVES CAN PERFORM FOR PROGRAM PARTICIPANTS. PLEASE REFER TO THE DISCLOSURE STATEMENT AND OTHER DOCUMENTS THAT TOWER SQUARE IS REQUIRED TO PROVIDE TO YOU.

Except as described below, a program participant must allocate his or her Contract Value according to one of six model portfolios developed by Standard & Poor's Investment Advisory Services LLC ("Standard & Poor's"), an investment adviser that Tower Square engaged to create the program. When electing the program, a program participant must complete a standardized questionnaire. Based on the results of the questionnaire, one of the six model portfolios is matched to the program participant based on his or her risk tolerance and investment time horizon. The program participant selects from the six model portfolios, and may select a model portfolio that is different than the recommended model portfolio.

Each model portfolio has different allocation percentages within each asset class, and is intended for a specific type of investor, from highly aggressive to very conservative. Each model portfolio identifies one or more Variable Funding Options offered under the Contract that correspond to each asset Class within the model portfolio. A program participant will have his or her Contract Value allocated among the Variable Funding Options according to the applicable asset Class weightings within the model portfolio elected. A program participant may also choose to create his or her own portfolio by changing the allocation percentages within an asset Class or by electing different Variable Funding Options than those that are recommended in a model portfolio ("customized portfolio"). Tower Square's representatives cannot provide investment advice related to the creation of a customized portfolio. Furthermore, a program participant who chooses to create a customized portfolio will not receive a periodic review and changes to his or her portfolio as would be provided by Standard & Poor's for the model portfolios, as described below.

At least annually, Standard & Poor's reviews the model portfolios and may make appropriate changes to the allocation percentages within the asset classes of the model portfolios and the recommended Variable Funding Options. If, as a result of such review, a change is made to a model portfolio, Tower Square will notify program participants in advance of the change, and the participant will have the opportunity to reject the change.

Standard & Poor's will not periodically review customized portfolios chosen by program participants; however, those participants will receive written materials from Tower Square about the changes being made to the model portfolios, and will be eligible to elect a model portfolio at any time.

At any time, a program participant can request a change to his or her model portfolio or the allocation of his or her Contract Value amongst the Variable Funding Options, or can elect to terminate the program. Tower Square representatives will make reasonable efforts to contact program participants at least annually to discuss any adjustments to the models and to determine whether the participant's investment objectives have changed. In addition, program participants will receive a quarterly performance report from the Company that provides information about the Variable Funding Options.

A program participant can elect to have his or her Contract Value "rebalanced" on a monthly, quarterly, semiannual, or annual basis, to maintain the asset allocation percentages originally selected according to the model portfolio or a customized portfolio.

A program participant who chooses a model portfolio must allocate 100% of his or her Contract value to the Variable Funding Options under the model portfolio they have chosen. A program participant who chooses to create a customized portfolio may select any Variable Funding Options offered under the Contract, and may also utilize the Fixed Account under the Contract (if available).

PROGRAM FEES -- DEDUCTIONS FROM CONTRACT VALUE

Tower Square charges an annual asset-based fee to participate in the program as a percentage of the participant's Contract Value, as described in the table below.


                                                           MAXIMUM ANNUAL FEE
     CONTRACT VALUE EQUAL                                 FOR MANAGED ADVISORY
      TO OR GREATER THAN            BUT LESS THAN         PORTFOLIO PROGRAM(6)
   -------------------------    ----------------------    ----------------------
              $0                       $25,000                    0.80%
           $25,000                     $50,000                    0.65%
           $50,000                    $100,000                    0.35%
           $75,000                    $100,000                    0.35%
          $100,000+                                               0.20%

The annual fee to participate in the program is in addition to any Contract fees and charges. Tower Square will charge the same annual fee whether a participant elects a model portfolio or creates a customized portfolio.

Alternative fees may be negotiated by the qualified retirement plan and applied to all participants who elect the program. Fees payable for participating in the program are deducted on a quarterly basis from the Contract as a partial surrender. Partial surrenders made to pay program fees will reduce the participant's Contract Value, the guaranteed minimum death benefit, and the amount available for free withdrawals. PLEASE CONSULT WITH YOUR INVESTMENT PROFESSIONAL TO DISCUSS THE PROGRAM.

THE COMPANY IS NOT THE SPONSOR OF THE ASSET ALLOCATION PROGRAM DESCRIBED ABOVE. HOWEVER, THE COMPANY HAS AGREED TO FACILITATE ADMINISTRATION AND THE COLLECTION AND PAYMENT OF INVESTMENT ADVISORY FEES PAYABLE TO TOWER SQUARE UNDER THE TERMS OF THE ADVISORY AGREEMENT THAT IT ENTERS INTO WITH PARTICIPANTS. TOWER SQUARE, FROM ITS OWN GENERAL REVENUES, PAYS THE COMPANY 0.05% PER YEAR OF ASSETS IN THE PROGRAM FOR FACILITATING THE PROCESSING OF THE QUARTERLY FEES.

                              ACCESS TO YOUR MONEY
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Before the Maturity Date, we will pay all or any portion of your Cash Surrender Value to the Contract Owner or at the Contract Owner's direction, to the Participant. A Contract Owner's account may be surrendered for cash without the consent of any Participant, as provided in the Plan.

We may defer payment of any Cash Surrender Value for up to seven days after we receive the request in good order. The Cash Surrender Value equals the Contract or account cash value less any applicable withdrawal charge, outstanding cash loans, and any premium tax not previously deducted. The Cash Surrender Value may be more or less than the Purchase Payments made depending on the value of the Contract or account at the time of surrender.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, Participants may choose to withdraw a specified dollar amount (at least $50) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes, sales charge and surrender charge. To elect systematic withdrawals, Participants must have a Cash Value of at least $5,000 and must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which Participants have an interest, unless you or your designee instruct us otherwise. Participants may begin or discontinue systematic withdrawals at any time by notifying us in writing, but must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law).

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Participant is under age 59 1/2. There is no additional fee for electing systematic withdrawals. Participants should consult with their tax adviser regarding the tax consequences of systematic withdrawals.

                              OWNERSHIP PROVISIONS
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TYPES OF OWNERSHIP

CONTRACT OWNER

We issue only the Contract. Where we refer to "you," we are referring to the Contract Owner. The Annuitant, generally a Plan Participant, is the individual upon whose life the Maturity Date and the amount of monthly Annuity payments depend.

At Your direction, Participants will receive all payments while they are alive unless You direct them to an alternate recipient.

BENEFICIARY

For unallocated Contracts, you name the beneficiary in a Written Request. The beneficiary has the right to receive any remaining contractual benefits attributable to a Participant upon the death of the Participant. If more than one beneficiary survives the Participant, they will share equally in benefits unless we receive other instructions, by Written Request before the death of the Participant.

The beneficiary is the person or persons designated to receive payment of any death benefit upon the death of the Participant. For allocated Contracts, Participants name the beneficiary for their Individual Account in a Written Request. The beneficiary has the right to receive any benefits due under that Individual Account upon the death of the Participant. If more than one beneficiary survives the Participant, they will share equally in benefits unless we receive other instructions, by Written Request, before the death of the Participant.

For allocated Contracts, unless an irrevocable beneficiary has been named Participants have the right to change the beneficiary for their Individual Account by Written Request during the lifetime of the Participant and while the Contract continues.

                                  DEATH BENEFIT
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DEATH BENEFITS PRIOR TO THE ANNUITY COMMENCEMENT DATE

For allocated Contracts, a death benefit may be provided in the event of death of the Participant subject to the rules described below. For unallocated Contracts, a death benefit is only available with the Company's approval, and may not be available in all jurisdictions.

The Contract provides that in the event the Participant dies before the selected Annuity Commencement Date or the Participant's attainment of age 75 (whichever occurs first), the death benefit payable will be the greater of (a) the Cash Value of the Participant's Individual Account or (b) the total Purchase Payments made under that Participant's Individual Account, less any applicable premium tax and prior surrenders not previously deducted and any outstanding loan balance as of the date we receive Due Proof of Death.

If the Participant dies on or after age 75 and before the Annuity Commencement Date, we will pay the Beneficiary, the Cash Value of the Participant's Individual Account, (or value attributable to the Participant) less any applicable premium tax, prior surrenders not previously deducted, and any outstanding loan balance, as of the date we receive Due Proof of Death.

When provided, the Death Benefits calculated for an unallocated contract are based on the Cash Value attributable to the Participant.

Under an unallocated Contract, we will pay this benefit upon receiving Due Proof of Death along with a Written Request setting forth the Cash Value and the total Purchase Payments attributable to the Participant under the Contract. In addition, we will require copies of records and any other reasonable proof we find necessary to verify the Cash Value and total Purchase Payments attributable to the Participant under the unallocated Contract.

The death benefit may be taken by the Beneficiary in one of three ways: 1) in a single sum, in which case payment will be made within seven days of our receipt of Due Proof of Death, unless subject to postponement as explained below; 2) within five years of the Participant's date of death; or 3); applied to a lifetime Annuity.

We must receive a Written Request electing the distribution of proceeds in the form of an Annuity option within one year after the death. The Beneficiary may choose to have Annuity payments made on a variable basis, fixed basis, or a combination of the two.

                               THE ANNUITY PERIOD
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MATURITY DATE (ANNUITY COMMENCEMENT DATE)

Under the Contract, you can direct us to make regular income payments to Participants ("Annuity payments"). You, or at your direction Participants, can choose the month and the year in which those payments begin ("Annuity Commencement Date"). You (or at your direction, Participants) can also choose among income plans (annuity options). While the Participant is alive, the selection can be changed any time up to the Annuity Commencement Date. Annuity payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; (c) for the joint lifetime of the Participant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period or fixed amount. We may require proof that the Participant is alive before Annuity payments are made. Not all options may be available in all states.

You may direct us to annuitize amounts attributable to a Participant at any time after you purchase the Contract. Certain annuity options may be used to meet the minimum required distribution requirements of federal tax law, or a program of partial surrenders may be used instead. These mandatory distribution requirements take effect generally upon either the later of the Participant's attainment of age 70 1/2 or year of retirement; or the death of the Participant. Participants should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity payments begin, you have not made an election, we will apply your cash value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity payments. (See Transfers.)

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity payment attributable to each Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity payments begin. We use an Annuity Unit to measure the dollar value of an Annuity payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT

Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate corresponds to an annual interest rate of 3.0%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3.0%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3.0%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS

The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment.

FIXED ANNUITY

A Fixed Annuity provides for payments that do not vary during the Annuity Period. The dollar amount remains constant throughout the payment period. The dollar amount of the first Fixed Annuity payment will be calculated as described under "Amount of First Payment." All subsequent payments will be in the same amount. If it would provide a larger payment, the first Fixed Annuity payment will be determined using the Life Annuity Tables in effect on the Maturity Date.

ELECTION OF OPTIONS

Any amount distributed from the Contract may be applied to any one of the annuity options described below. The minimum amount that can be placed under an annuity option is $2,000 unless we consent to a lesser amount. If any periodic payments due are less than $100, we reserve the right to make payments at less frequent intervals.

Election of any of these options must be made by Written Request to our Home Office at least 30 days prior to the date such election is to become effective. The form of such annuity option shall be determined by the Contract Owner. The following information must be provided with any such request:

     o the Participant's name, address, date of birth, social security number;

     o    the amount to be distributed;

     o    the annuity option which is to be purchased;

     o    the date the annuity option payments are to begin;

     o if the form of the annuity provides a death benefit in the event of the Participant's death, the name, relationship and address of the beneficiary as designated by you; and

     o    any other data that we may require.

The beneficiary, as specified above, may be changed by you or the Annuitant as long as we are notified by Written Request while the Annuitant is alive and before payments have begun. If the beneficiary designation is irrevocable, such designation cannot be changed or revoked without the consent of the beneficiary. After we receive the Written Request and the written consent of the beneficiary (if required), the new beneficiary designation will take effect as of the date the notice is signed. We have no further responsibility for any payment we made before the Written Request.

MISSTATEMENT

If an Annuitant's sex or age was misstated, all benefits of this Contract are what the Cash Values would have purchased on the date of issue at the current sex and age.

RETIRED LIFE CERTIFICATE

We will issue to each person to whom annuity benefits are being paid under your Contract a certificate setting forth a statement in substance of the benefits to which such person is entitled under the Contract.

ALLOCATION OF CASH SURRENDER VALUE DURING THE ANNUITY PERIOD

At the time an annuity option is elected, you or the TPA also may elect to have the Participant's Cash Surrender Value applied to provide a variable annuity, a fixed annuity, or a combination of both. If no election is made to the contrary, the Cash Surrender Value will provide an annuity, which varies with the investment experience of the corresponding Funding Option(s) at the time of election. You, the TPA, or the Participant, if you so authorize, may elect to transfer cash values from one funding option to another, as described in the provision Transfers of Cash Value Between Funding Options, in order to reallocate the basis on which Annuity payments will be determined. Once Annuity payments have begun, no further transfers are allowed.

ANNUITY OPTIONS

Option 1 -- Life Annuity/No Refund. A life annuity is an annuity payable during the lifetime of the Annuitant and terminating with the last monthly payment preceding the death of the Annuitant.

Option 2 -- Life Annuity With 120, 180 or 240 Monthly Payments Assured. An annuity payable monthly during the lifetime of an Annuitant with the provision that if, at the death of the Annuitant, payments have been made for less than 120,180 or 240 months, as elected, then we will continue to make payments to the designated beneficiary during the remainder of the period.

Option 3 -- Life Annuity -- Cash Refund. We will make monthly Annuity payments during the lifetime of the Annuitant, ceasing with the last payment due prior to the death of the Annuitant, provided that, at the death of the Annuitant, the beneficiary will receive an additional payment equal to the dollar value, if any, of (a) minus (b) where, for a variable annuity:

     (a) is the total amount applied under the option divided by the Annuity Unit value on the due date of the first Annuity payment; and

     (b)  is

          (1)  the number of Annuity Units represented by each payment; times

          (2)  the number of payments made;

and for a Fixed Annuity:

     (a) is the cash value applied on the Annuity Commencement Date under this option; and

     (b)  is the dollar amount of Annuity payments already paid.

Option 4 -- Joint and Last Survivor Life Annuity. Monthly Annuity payments based upon the joint lifetime of two persons selected: payments made first to the Annuitant, and upon his/her death, paid to the survivor. No more payments will be made after the death of the survivor.

Option 5 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. Monthly Annuity payments to the Annuitant during the joint lifetime of the two persons selected. One of the two persons will be designated as the primary payee. The other will be designated as the secondary payee. On the death of the secondary payee, if survived by the primary payee, we will continue to make monthly Annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons.

On the death of the primary payee, if survived by the secondary payee, we will continue to make monthly Annuity payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made following the death of the survivor.

Option 6 -- Payments for a Fixed Period -- We will make monthly payments for the period selected. If at the death of the Annuitant, payments have been made for less than the period selected, we will continue to make payments to the designated Beneficiary during the remainder of the period.

Option 7 -- Other Annuity Options. We will make other arrangements for Annuity payments as may be mutually agreed upon by you and us.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with variable annuity option "Payments for a Fixed Period" (without life contingency) where the payments are made on a variable basis.

At any time after annuitization and before death, a participant may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum surrender charge rate shown on the specifications page of the contract (provided that the Contract is not beyond the fifth or eighth Contract Year, as specified in the applicable chart), multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS
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CONTRACT AND PARTICIPANT'S INDIVIDUAL ACCOUNT TERMINATION

Under the allocated Contracts, if the cash value in a Participant's Individual Account is less than the termination amount as stated in Your Contract, we reserve the right to terminate that Participant's Individual Account and move the cash value of that Participant's Individual Account to Your Account.

Any cash value that is not due to a terminating Participant under the Plan will be moved to Your Account at your direction.

You may discontinue this Contract by Written Request at any time for any reason. We reserve the right to discontinue this Contract if:

       o the Cash Value of the Contract is less than the termination amount stated in Your Contract; or

       o we determine within our sole discretion and judgment that the Plan or administration of the Plan is not in conformity with applicable law; or

       o   we receive notice that is satisfactory to us of plan termination.

If we discontinue this Contract or we receive your Written Request to discontinue the Contract, we will, in our sole discretion and judgment:

       o   accept no further payments for this Contract; and

       o pay you the Cash Surrender Value of the Funding Options, or distribute the Cash Surrender Value of each Participant's Individual Account as described in the settlement provisions section at your direction; and

       o pay you the Cash Surrender Value of the Fixed Account, if applicable, as described in the Fixed Account prospectus.

If the Contract is discontinued, we will distribute the Cash Surrender Value to you at the most current address available on our records. Discontinuance of the Contract will not affect payments we are making under annuity options that began before the date of discontinuance.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNT
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The Travelers Separate Account QPN For Variable Annuities was established on December 26, 1995 and is exempt from registration with the SEC pursuant to
Section 3(c)(11) the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Funding Options. We may also offer contracts through the Separate Account that are not registered with the SEC.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of the Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company Separate Accounts to fund variable annuity and variable life insurance contracts.

The Company reserves the right, subject to compliance with the law, to substitute investment alternatives under the Contract and/or to offer additional Funding Options.

Certain Funding Options are considered Competing Funds, and are subject to transfer restrictions as described in the Fixed Account prospectus. These options are noted as such in your Contract. Certain Funding Options are not currently considered Competing Funds, but may be so in the future because of an allowable change in the Funding Option's investment strategy. These are also noted in your Contract.

Certain variable annuity Separate Accounts and variable life insurance Separate Accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity Contract Owners or variable life policy owners, each Variable Funding Option's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity Separate Accounts, the variable annuity Contract Owners would not bear any of the related expenses, but variable annuity Contract Owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Funding Option. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS
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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.) continue to be taxed as ordinary income (top rate of 35%).

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds from any qualified employee pension plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs, tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract have generally not yet been taxed, the full amount of such distributions, including the amount attributable to Purchase Payments, whether paid in the form of lump-sum withdrawals or Annuity Payments, are generally taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or Contract. The Contract is available as a vehicle corporate sponsored pension and profit-sharing plans (including 401(k) plans). There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified plan funding vehicles are generally not subject to current taxation. We have provided a more complete discussion in the SAI.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement. If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the individual beneficiaries (and in certain situations, trusts for individuals), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 457 AS WELL AS IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for the higher limits to be effective at a state income tax level. In other words, the permissible contribution limit for income tax purposes may be different at the federal level from your state's income tax laws. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your tax adviser regarding this issue.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

                            OTHER TAX CONSIDERATIONS
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PENALTY TAX FOR PREMATURE DISTRIBUTIONS

Taxable distributions taken before the Participant has reached the age of 591/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Participant. Other exceptions may be available in certain qualified plans. The 10% additional tax is in addition to any penalties that may apply under your Contract and the normal income taxes due on the distribution.

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, no taxable income is recognized for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non-resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

                                OTHER INFORMATION
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THE INSURANCE COMPANY

The Travelers Insurance Company is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is an indirect wholly-owned subsidiary of Citigroup Inc. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

On January 31, 2005, CITIGROUP INC. announced that it has agreed to sell its life insurance and annuity businesses to METLIFE, INC. The proposed sale would include the following insurance companies that issue the variable annuity or variable life insurance contract described in your prospectus:

       o   The Travelers Insurance Company ("TIC")

       o   The Travelers Life and Annuity Company ("TLAC")

The proposed sale would also include TIC and TLAC's affiliated investment advisory companies, Travelers Asset Management International Company LLC, and Travelers Investment Adviser Inc., each of which serves as the investment advisor for certain of the funding options that may be available under your variable contract.

The transaction is subject to certain domestic and international regulatory approvals, as well as other customary conditions to closing. The transaction is expected to close this summer. Under the terms of the transaction, The Travelers Insurance Company will distribute its ownership of Primerica Life Insurance Company and certain other assets, including shares of Citigroup preferred stock, to Citigroup Inc., or its subsidiaries prior to the closing. The Travelers Insurance Company has filed a current report on Form 8-K on February 2, 2005 with additional information about the transaction, including pro forma financial information. The filing can be found at the SEC's Internet website at http://www.sec.gov.

The transaction will not affect the terms or conditions of your variable annuity or variable life insurance contract, and The Travelers Insurance Company or The Travelers Life and Annuity Company will remain fully responsible for their respective contractual obligations to variable annuity or variable life insurance contract owners.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. The Travelers Insurance Company and The Travelers Life and Annuity Company (together the "Company") have appointed Travelers Distribution LLC ("TDLLC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. TDLLC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses TDLLC for expenses TDLLC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). TDLLC does not retain any fees under the Contracts; however, TDLLC may receive 12b-1 fees from the Underlying Funds.

TDLLC's principal executive offices are located at One Cityplace, Hartford, Connecticut 06103. TDLLC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

TDLLC and the Company enter into selling agreements with broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts are offered on a continuous basis.

COMPENSATION. Broker-dealers who have selling agreements with TDLLC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm, depending on the agreement between the firm and the registered representative. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor or disfavor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives). We may periodically establish compensation specials whereby we pay a higher amount for sales of the Contract during a specified period. While a compensation special is in effect, registered representatives may be inclined to favor a product that pays a higher compensation over another product where a compensation special is not in effect. We are not currently offering any compensation specials.

This Contract does not assess a front-end sales charge, so you do not directly pay for sales and distribution expenses. Instead, you indirectly pay for sales and distribution expenses through the overall charges and fees assessed under your Contract. For example, any profits the Company may realize through assessing the mortality and expense risk charge under your Contract may be used to pay for sales and distribution expenses. The Company may also pay for sales and distribution expenses out of any payments the Company or TDLLC may receive from the Underlying Funds for providing administrative, marketing and other support and services to the Underlying Funds. If your Contract assesses a Contingent Deferred Sales Charge, proceeds from this charge may be used to reimburse the Company for sales and distribution expenses. No additional sales compensation is paid if you select any optional benefits under your Contract.

To the extent permitted by NASD rules and other applicable laws and regulations, TDLLC may pay or allow other promotional incentives or payments in the form of cash or other compensation.

The Company and TDLLC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and TDLLC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by TDLLC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and TDLLC have entered into preferred distribution arrangements with AIG Advisor Group (including Advantage Capital Corporation, FSC Securities Corporation, Royal Alliance Associates, Inc., Sentra Securities Corporation, Spelman & Co., Inc. and SunAmerica Securities, Inc.), Piper Jaffray & Co. and Tower Square Securities, Inc.

The Company and TDLLC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser to one or more Underlying Funds or serves as a subadviser to a Portfolio of The Travelers Series Trust or Travelers Series Fund Inc., which are offered under the Contracts. These firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., Merrill Lynch Investment Managers, L.P., Salomon Brothers Asset Management and Smith Barney Fund Management. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

SALE OF VARIABLE ANNUITIES BY AFFILIATES OF THE COMPANY. The Company and TDLLC may offer the Contracts through retail broker-dealer firms that are affiliates of the Company. Because of the affiliation, these broker-dealer firms and their registered representatives may favor the Company's products.

TOWER SQUARE SECURITIES. The Company and TDLLC have entered into a selling agreement with Tower Square Securities, Inc. ("Tower Square"), which is affiliated with the Company. Registered representatives of Tower Square, who are properly licensed and appointed, may offer the Contract to customers. In addition to compensation described above, Tower Square representatives are eligible for various cash benefits, such as bonuses, commission advances and non-cash compensation programs offered by the Company, such as retirement and other benefit plans for agents and the ability to purchase Citigroup common stock at a discount. Sales of the Contracts may help qualify a Tower Square representative for such benefits. Sales representatives may receive other payments from the Company for services that do not directly involve the sale of the Contracts, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services. In addition, sales representatives who meet certain Company productivity, persistency and length of the services standards may be eligible for additional compensation. In addition to the compensation described above, Tower Square receives compensation for meeting certain gross sales goals and net sales goals (sales less redemptions) which may cause Tower Square or its representatives to favor the Company's products.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a Contract govern that Contract. Where a state has not approved a Contract feature or funding option, it will not be available in that state. Any paid up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

CONTRACT MODIFICATION

We reserve the right to modify the Contract to keep it qualified under all related law and regulations that are in effect during the term of this Contract. We will obtain the approval of any regulatory authority needed for the modifications.

POSTPONEMENT OF PAYMENT (THE "EMERGENCY PROCEDURE")

Payment of any benefit or determination of values may be postponed whenever: (1) the New York Stock Exchange is closed; (2) when trading on the new York Stock Exchange is restricted; (3) when an emergency exists as determined by the Commission so that disposal of the securities held in the Funding Options is not reasonably practicable or it is not reasonably practicable to determine the value of the Funding Option's net assets; or (4) during any other period when the Commission, by order, so permits for the protection of Contract Owners. This Emergency Procedure will supercede any provision of the Contract that specifies a Valuation Date. At any time, payments from the Fixed Account may also be delayed (See the Fixed Account prospectus).

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS AND OPINIONS
Legal matters in connection with the federal laws and regulations affecting the issue and sale of the Contract described in this prospectus, as well as the organization of the Companies, their authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been passed on by the Deputy General Counsel of the Companies.

In 2003 and 2004, several issues in the mutual fund and variable insurance product industries have come under the scrutiny of federal and state regulators. Like many other companies in our industry, the Company has received a request for information from the Securities and Exchange Commission (SEC) and a subpoena from the New York Attorney General regarding market timing and late trading. During 2004 the SEC requested additional information about the Company's variable product operations on market timing, late trading and revenue sharing, and the SEC, the National Association of Securities Dealers and the New York Insurance Department have made inquiries into these issues and other matters associated with the sale and distribution of insurance products. In addition, like many insurance companies and agencies, in 2004 and 2005 the Company received inquiries from certain state Departments of Insurance regarding producer compensation and bidding practices. The Company is cooperating fully with all of these requests and is not able to predict their outcomes.

Notwithstanding the above, there are no pending legal proceedings affecting either the Separate Account or the principal underwriter. There are no pending legal proceedings against either Company likely to have a material adverse affect on the ability of either Company to meet its obligations under the applicable Contract.

                                   APPENDIX A
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                         CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and the Company. A list of the contents of the Statement of Additional Information is set forth below:

                          The Insurance Company
                          Principal Underwriter
                          Distribution and Principal Underwriting Agreement Valuation of Assets
                          Federal Tax Considerations
                          Independent Auditors
                          Condensed Financial Information
                          Financial Statements

Copies of the Statement of Additional Information dated May 23, 2005 [(Form No. L 24400S)] are available without charge. To request a copy, please complete the coupon found below and mail it to: The Travelers Insurance Company, Annuity Services, One Cityplace, Hartford, Connecticut, 06103-3415.


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L-24402                                                             May 23, 2005

                                     PART B

          INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

                       UNALLOCATED GROUP VARIABLE CONTRACT
                      AND TRAVELERS RETIREMENT PERSPECTIVES



                       STATEMENT OF ADDITIONAL INFORMATION

                                      DATED

                                   MAY 23, 2005

                                       FOR

            THE TRAVELERS SEPARATE ACCOUNT QPN FOR VARIABLE ANNUITIES

                                    ISSUED BY

                         THE TRAVELERS INSURANCE COMPANY

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Group Variable Annuity Contract Prospectus dated May 23, 2005. A copy of the Prospectus may be obtained by writing to The Travelers Insurance Company, Annuity Investor Services, One Cityplace, Hartford, Connecticut 06103-3415, or by calling (800) 842-8573 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.



                                TABLE OF CONTENTS

THE INSURANCE COMPANY......................................................    2
PRINCIPAL UNDERWRITER......................................................    3
DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT..........................    3
VALUATION OF ASSETS........................................................    3
FEDERAL TAX CONSIDERATIONS.................................................    4
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..............................    8
CONDENSED FINANCIAL INFORMATION............................................
FINANCIAL STATEMENTS.......................................................

                              THE INSURANCE COMPANY

The Travelers Insurance Company (the "Company") is a stock insurance company chartered in 1864 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct a life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands, and the Bahamas. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415 and its telephone number is (860) 308-1000.

The Company is a wholly owned subsidiary of Citigroup Insurance Holding Corporation, which is an indirect, wholly owned subsidiary of Citigroup Inc. ("Citigroup"), a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup's activities are conducted through the Global Consumer, Global Corporate, Global Investment Management and Private Banking, and Investment Activities.

On January 31, 2005, CITIGROUP INC. announced that it has agreed to sell its life insurance and annuity businesses to METLIFE, INC. The proposed sale would include the following insurance companies that issue the variable annuity or variable life insurance contract described in your prospectus:

     o   The Travelers Insurance Company ("TIC")

     o   The Travelers Life and Annuity Company ("TLAC")

The proposed sale would also include TIC and TLAC's affiliated investment advisory companies, Travelers Asset Management International Company LLC, and Travelers Investment Adviser Inc., each of which serves as the investment advisor for certain of the funding options that may be available under your variable contract.

The transaction is subject to certain domestic and international regulatory approvals, as well as other customary conditions to closing. The transaction is expected to close this summer. Under the terms of the transaction, The Travelers Insurance Company will distribute its ownership of Primerica Life Insurance Company and certain other assets, including shares of Citigroup preferred stock, to Citigroup Inc., or its subsidiaries prior to the closing. The Travelers Insurance Company has filed a current report on Form 8-K on February 2, 2005 with additional information about the transaction, including pro forma financial information. The filing can be found at the SEC's Internet website at http://www.sec.gov.

The transaction will not affect the terms or conditions of your variable annuity or variable life insurance contract, and The Travelers Insurance Company or The Travelers Life and Annuity Company will remain fully responsible for their respective contractual obligations to variable annuity or variable life insurance contract owners.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. The Travelers Separate Account QPN for Variable Annuities (the "Separate Account") satisfies certain exclusionary provisions and, as such, is not subject to regulation under the Investment Company Act of 1940, as amended. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

                              PRINCIPAL UNDERWRITER

Travelers Distribution LLC ("TDLLC") serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. TDLLC's principal executive offices are located at One Cityplace, Hartford, Connecticut. TDLLC is affiliated with the Company and the Separate Account.

                DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, TDLLC and the Company, TDLLC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses TDLLC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by TDLLC over the past three years.

                         TDLLC UNDERWRITING COMMISSIONS

------------------------------------------- ---------------------------------------- ----------------------------------------
                                            UNDERWRITING COMMISSIONS PAID TO TDLLC     AMOUNT OF UNDERWRITING COMMISSIONS
YEAR                                                    BY THE COMPANY                          RETAINED BY TDLLC
------------------------------------------- ---------------------------------------- ----------------------------------------
2004                                                       $132,410                                    $0
------------------------------------------- ---------------------------------------- ----------------------------------------
2003                                                        $73,223                                    $0
------------------------------------------- ---------------------------------------- ----------------------------------------
2002                                                        $88,393                                    $0
------------------------------------------- ---------------------------------------- ----------------------------------------

                               VALUATION OF ASSETS

FUNDING OPTIONS: The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

THE CONTRACT VALUE: The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

             (a) = investment income plus capital gains and losses (whether realized or unrealized);

             (b) = any deduction for applicable taxes (presently zero); and

             (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each Funding Option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70 1/2 or retires. Minimum annual distributions under an IRA must begin by April 1st of the calendar year in which the Contract Owner attains 70 1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant. You should note that the U.S. Treasury recently issued regulations clarifying the operation of the required minimum distribution rules.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without any limits. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until distribution and transfers between the various investment options are not subject to tax. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other "look-through" entity which owns for an individual's benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986. The benefits of tax deferral of income earned under a non-qualified annuity should be compared with the relative federal tax rates on income from other types of investments (dividends and capital gains, taxable at 15% or less) relative to the ordinary income treatment received on annuity income and interest received on fixed instruments (notes, bonds, etc.).

If two or more annuity contracts are purchased from the same insurer within the same calendar year, such annuity contract will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the successor-owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special rules apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make deductible contributions to an individual retirement annuity (IRA). The applicable limit ($2,000 per year prior to 2002) has been increased by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The limit is $3,000 for calendar years 2002 - 2004, $4,000 for calendar years 2005-2007, and $5,000 for 2008, and will be indexed for inflation in years subsequent to 2008. Additional "catch-up" contributions may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $40,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit was increased under EGTRRA. The applicable limit was increased under EGTRRA to $7,000 for 2002, $8,000 for 2003, $9,000 in 2004, $10,000 in 2005 (which will be indexed for inflation for years after 2005. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA's), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

The annual limits that apply to the amounts that may be contributed to a defined contribution plan each year were increased by EGTRRA. The maximum total annual limit was increased from $35,000 to $40,000 ($42,000 for 2005). The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") increase on a graduated basis; $11,000 in 2002, $12,000 in 2003, $13,000 in 2004, $14,000 in 2005 and $15,000 in 2006. The $15,000 annual limit will be indexed for inflation after 2006. Additional "catch-up contributions" may be made by individuals age 50 or over.

Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 1/2, or in the case of hardship.

SECTION 403(B) PLANS

Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($14,000 in 2005).

Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES

There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

                   (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

                   (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

                   (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law, or

                   (d)    the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2.     OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and generally cannot elect out of withholding.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP, One Financial Plaza, Hartford, CT 06103 has been selected as independent registered public accounting firm to examine and report on the account's financial statements. However, since the Travelers Retirement Perspectives and Unallocated Group Variable Annuity Contract, Separate Account QPN is newly established, there are no financial statements for this account.

THE TRAVELERS INSURANCE COMPANY

The consolidated financial statements and schedules of The Travelers Insurance Company as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. Our reports on the Travelers Insurance Company and subsidiaries refer to changes in the Company's methods of accounting and reporting for certain nontraditional long-duration contracts and for separate accounts in 2004, for variable interest entities in 2003, and for goodwill and intangible assets in 2002.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and Shareholder
The Travelers Insurance Company:

We have audited the accompanying consolidated balance sheets of The Travelers Insurance Company and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Insurance Company and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its methods of accounting and reporting for certain nontraditional long-duration contracts and for separate accounts in 2004, variable interest entities in 2003, and for goodwill and intangible assets in 2002.

/s/KPMG LLP

Hartford, Connecticut
March 28, 2005

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                 ($ IN MILLIONS)


FOR THE YEAR ENDED DECEMBER 31,                         2004          2003          2002
                                                        ----          ----          ----

REVENUES

Premiums                                                $2,226        $2,327        $1,924
Net investment income                                    3,348         3,058         2,936
Realized investment gains (losses)                          16            37          (322)
Fee income                                                 781           606           560
Other revenues                                             124           111           136
--------------------------------------------------- ------------- ------------- -------------
     Total Revenues                                      6,495         6,139         5,234
--------------------------------------------------- ------------- ------------- -------------

BENEFITS AND EXPENSES
Current and future insurance benefits                    1,971         2,102         1,711
Interest credited to contractholders                     1,305         1,248         1,220
Amortization of deferred acquisition costs                 649           501           393
General and administrative expenses                        487           459           407
--------------------------------------------------- ------------- ------------- -------------
     Total Benefits and Expenses                         4,412         4,310         3,731
--------------------------------------------------- ------------- ------------- -------------
Income from operations before federal income taxes       2,083         1,829         1,503
--------------------------------------------------- ------------- ------------- -------------

Federal income taxes
     Current                                               563           360           236
     Deferred                                               39           111           185
--------------------------------------------------- ------------- ------------- -------------
     Total Federal Income Taxes                            602           471           421
--------------------------------------------------- ------------- ------------- -------------
Net Income                                              $1,481        $1,358        $1,082
=================================================== ============= ============= =============


                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 ($ IN MILLIONS)

AT DECEMBER 31,                                   2004          2003
--------------------------------------------- ------------- -------------

ASSETS
Fixed maturities, available for sale at
  fair value (including $2,468 and $2,170
  subject to securities lending agreements)
  (cost $45,314; $40,119)                         $47,715       $42,323
Equity securities, at fair value
  (cost $322; $323)                                   367           362
Mortgage loans                                      2,124         1,886
Policy loans                                        1,121         1,135
Short-term securities                               3,731         3,603
Trading securities, at fair value                   1,360         1,707
Other invested assets                               5,005         5,188
--------------------------------------------- ------------- -------------
     Total Investments                             61,423        56,204
--------------------------------------------- ------------- -------------

Cash                                                  246           149
Investment income accrued                             606           567
Premium balances receivable                           177           165
Reinsurance recoverables                            4,667         4,470
Deferred acquisition costs                          4,949         4,395
Separate and variable accounts                     31,327        26,972
Other assets                                        2,448         2,426
--------------------------------------------- ------------- -------------
     Total Assets                                $105,843       $95,348
--------------------------------------------- ------------- -------------

LIABILITIES
Contractholder funds                              $34,101       $30,252
Future policy benefits and claims                  16,808        15,964
Separate and variable accounts                     31,327        26,972
Deferred federal income taxes                       2,220         2,030
Trading securities sold not yet
  purchased, at fair value                            473           637
Other liabilities                                   6,609         6,136
--------------------------------------------- ------------- -------------
     Total Liabilities                             91,538        81,991
--------------------------------------------- ------------- -------------

SHAREHOLDER'S EQUITY
Common stock, par value $2.50;
  40 million shares authorized,
  issued and outstanding                              100           100
Additional paid-in capital                          5,449         5,446
Retained earnings                                   7,159         6,451
Accumulated other changes in
  equity from nonowner sources                      1,597         1,360
--------------------------------------------- ------------- -------------
     Total Shareholder's Equity                    14,305        13,357
--------------------------------------------- ------------- -------------

     Total Liabilities and
       Shareholder's Equity                      $105,843       $95,348
============================================= ============= =============


                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                                 ($ IN MILLIONS)

                                           FOR THE YEAR ENDED DECEMBER 31,
----------------------------------------- ---------- ----------- ----------
COMMON STOCK                                  2004        2003       2002
----------------------------------------- ---------- ----------- ----------
Balance, beginning of year                    $100        $100       $100
Changes in common stock                          -           -          -
----------------------------------------- ---------- ----------- ----------
Balance, end of year                          $100        $100       $100
========================================= ========== =========== ==========

----------------------------------------- ---------- ----------- ----------
ADDITIONAL PAID-IN CAPITAL
----------------------------------------- ---------- ----------- ----------
Balance, beginning of year                  $5,446      $5,443     $3,864
Stock option tax benefit (expense)               3           3        (17)
Capital contributed by parent                    -           -      1,596
----------------------------------------- ---------- ----------- ----------
Balance, end of year                        $5,449      $5,446     $5,443
========================================= ========== =========== ==========

----------------------------------------- ---------- ----------- ----------
RETAINED EARNINGS
----------------------------------------- ---------- ----------- ----------
Balance, beginning of year                  $6,451      $5,638     $5,142
Net income                                   1,481       1,358      1,082
Dividends to parent                           (773)       (545)      (586)
----------------------------------------- ---------- ----------- ----------
Balance, end of year                        $7,159      $6,451     $5,638
========================================= ========== =========== ==========

----------------------------------------- ---------- ----------- ----------
ACCUMULATED OTHER CHANGES
IN EQUITY FROM NONOWNER SOURCES
----------------------------------------- ---------- ----------- ----------
Balance, beginning of year                  $1,360        $454        $74
Unrealized gains, net of tax                   138         817        452
Foreign currency translation,
  net of tax                                     1           4          3
Derivative instrument hedging
  activity gains (losses),
  net of tax                                    98          85        (75)
----------------------------------------- ---------- ----------- ----------
Balance, end of year                        $1,597      $1,360       $454
========================================= ========== =========== ==========

----------------------------------------- ---------- ----------- ----------
SUMMARY OF CHANGES IN EQUITY
FROM NONOWNER SOURCES
----------------------------------------- ---------- ----------- ----------
Net income                                  $1,481      $1,358     $1,082
Other changes in equity
  from nonowner sources                        237         906        380
----------------------------------------- ---------- ----------- ----------
Total changes in equity
  from nonowner sources                     $1,718      $2,264     $1,462
========================================= ========== =========== ==========

----------------------------------------- ---------- ----------- ----------
TOTAL SHAREHOLDER'S EQUITY
----------------------------------------- ---------- ----------- ----------
Changes in total shareholder's equity         $948      $1,722     $2,455
Balance, beginning of year                  13,357      11,635      9,180
----------------------------------------- ---------- ----------- ----------
Balance, end of year                       $14,305     $13,357    $11,635
========================================= ========== =========== ==========


                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           INCREASE (DECREASE) IN CASH
                                 ($ IN MILLIONS)


FOR THE YEAR ENDED DECEMBER 31,                               2004         2003        2002
---------------------------------------------------------- ----------- ------------ ----------
CASH FLOWS FROM OPERATING ACTIVITIES

     Premiums collected                                       $2,218       $2,335     $1,917
     Net investment income received                            3,228        2,787      2,741
     Other revenues received                                     901          335        384
     Benefits and claims paid                                 (1,367)      (1,270)    (1,218)
     Interest paid to contractholders                         (1,294)      (1,226)    (1,220)
     Operating expenses paid                                  (1,646)      (1,375)    (1,310)
     Income taxes paid                                          (262)        (456)      (197)
     Trading account investments (purchases), sales, net         226         (232)        76
     Other                                                      (479)         (84)      (105)
---------------------------------------------------------- ----------- ------------ ----------
         Net Cash Provided by Operating Activities             1,525          814      1,068
---------------------------------------------------------- ----------- ------------ ----------

CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from maturities of investments
         Fixed maturities                                      6,833        7,446      4,459
         Mortgage loans                                          655          358        374
     Proceeds from sales of investments
         Fixed maturities                                      7,796       15,078     15,472
         Equity securities                                        78          124        212
         Mortgage loans                                           52            -          -
         Real estate held for sale                                55            5         26
     Purchases of investments
         Fixed maturities                                    (19,164)     (26,766)   (23,623)
         Equity securities                                      (157)        (144)      (134)
         Mortgage loans                                         (944)        (317)      (355)
     Policy loans, net                                            14           34         39
     Short-term securities (purchases) sales, net               (116)         814     (1,320)
     Other investments (purchases) sales, net                     50          108        (69)
     Securities transactions in course of settlement, net        699         (618)       529
---------------------------------------------------------- ----------- ------------ ----------
     Net Cash Used in Investing Activities                    (4,149)      (3,878)    (4,390)
---------------------------------------------------------- ----------- ------------ ----------

CASH FLOWS FROM FINANCING ACTIVITIES
     Contractholder fund deposits                              9,619        8,326      8,505
     Contractholder fund withdrawals                          (6,125)      (4,754)    (4,729)
     Capital contribution by parent                                -            -        172
     Dividends to parent company                                (773)        (545)      (586)
---------------------------------------------------------- ----------- ------------ ----------
         Net Cash Provided by Financing Activities             2,721        3,027      3,362
---------------------------------------------------------- ----------- ------------ ----------
Net increase (decrease) in cash                                   97          (37)        40
Cash at December 31, previous year                               149          186        146
---------------------------------------------------------- ----------- ------------ ----------
Cash at December 31, current year                               $246         $149       $186
========================================================== =========== ============ ==========



                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies used in the preparation of the accompanying financial statements follow.

BASIS OF PRESENTATION

The Travelers Insurance Company (TIC, together with its subsidiaries, the Company), is a wholly owned subsidiary of Citigroup Insurance Holding Corporation (CIHC), an indirect wholly owned subsidiary of Citigroup Inc. (Citigroup), a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. The consolidated financial statements include the accounts of the Company and its insurance and non-insurance subsidiaries on a fully consolidated basis. The primary insurance entities of the Company are TIC and its subsidiaries, The Travelers Life and Annuity Company (TLAC), Primerica Life Insurance Company (Primerica Life), and its subsidiaries, Primerica Life Insurance Company of Canada, CitiLife Financial Limited (CitiLife) and National Benefit Life Insurance Company (NBL). Significant intercompany transactions and balances have been eliminated. The Company consolidates entities deemed to be variable interest entities when the Company is determined to be the primary beneficiary under Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46).

On January 31, 2005, Citigroup announced its intention to sell its Life Insurance and Annuities business, which includes TIC, TLAC and certain other businesses, to MetLife, Inc. Primerica Life and its subsidiaries will remain part of Citigroup. See Note 17.

The financial statements and accompanying footnotes of the Company are prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform to the 2004 presentation.

ACCOUNTING CHANGES

ACCOUNTING AND REPORTING BY INSURANCE ENTERPRISES FOR CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS AND FOR SEPARATE ACCOUNTS

On January 1, 2004, the Company adopted the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-1). The main components of SOP 03-1 provide guidance on accounting and reporting by insurance enterprises for separate account presentation, accounting for an insurer's interest in a separate account, transfers to a separate account, valuation of certain liabilities, contracts with death or other benefit features, contracts that provide annuitization benefits, and sales inducements to contract holders.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

The following summarizes the more significant aspects of the Company's adoption of SOP 03-1:

SEPARATE ACCOUNT PRESENTATION. SOP 03-1 requires separate account products to meet certain criteria in order to be treated as separate account products. For products not meeting the specified criteria, these assets and liabilities are included in the reporting entities' general account.

The Company's adoption of SOP 03-1 resulted in the consolidation on the Company's balance sheet of approximately $500 million of investments previously held in separate and variable account assets and approximately $500 million of contractholder funds previously held in separate and variable account liabilities.

VARIABLE ANNUITY CONTRACTS WITH GUARANTEED MINIMUM DEATH BENEFIT FEATURES. For variable annuity contracts with guaranteed minimum death benefit (GMDB) features, SOP 03-1 requires the reporting entity to categorize the contract as either an insurance or investment contract based upon the significance of mortality or morbidity risk. SOP 03-1 provides explicit guidance for calculating a reserve for insurance contracts, and provides that the reporting entity does not hold reserves for investment contracts (i.e., there is no significant mortality risk).

The Company determined that the mortality risk on its GMDB features was not a significant component of the overall variable annuity product, and accordingly continued to classify these products as investment contracts. Prior to the adoption of SOP 03-1, the Company held a reserve of approximately $8 million to cover potential GMDB exposure. This reserve was released during the first quarter of 2004 as part of the implementation of SOP 03-1.

RESERVING FOR UNIVERSAL LIFE AND VARIABLE UNIVERSAL LIFE CONTRACTS. SOP 03-1 requires that a reserve, in addition to the account balance, be established for certain insurance benefit features provided under universal life (UL) and variable universal life (VUL) products if the amounts assessed against the contract holder each period for the insurance benefit feature are assessed in a manner that is expected to result in profits in earlier years and losses in subsequent years from the insurance benefit function.

The Company's UL and VUL products were reviewed to determine if an additional reserve is required under SOP 03-1. The Company determined that SOP 03-1 applied to some of its UL and VUL contracts with these features and established an additional reserve of approximately $1 million.

SALES INDUCEMENTS TO CONTRACT HOLDERS. SOP 03-1 provides, prospectively, that sales inducements provided to contract holders meeting certain criteria are capitalized and amortized over the expected life of the contract as a component of benefit expense. During 2004, the Company capitalized sales inducements of approximately $50.6 million in accordance with SOP 03-1. These inducements relate to bonuses on certain products offered by the Company. For 2004, amortization of these capitalized amounts was insignificant.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

On January 1, 2004, the Company adopted Financial Accounting Standards Board
(FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities (revised December 2003)," (FIN 46-R), which includes substantial changes from the original FIN 46. Included in these changes, the calculation of expected losses and expected residual returns has been altered to reduce the impact of decision maker and guarantor fees in the calculation of expected residual returns and expected losses. In addition, the definition of a variable interest has been changed in the revised guidance. FIN 46 and FIN 46-R change the method of determining

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

whether certain entities should be included in the Company's consolidated financial statements. The Company has evaluated the impact of applying FIN 46-R to existing VIEs in which it has variable interests. The effect of adopting FIN 46-R on the Company's consolidated balance sheet is immaterial. See Note 3.

An entity is subject to FIN 46 and FIN 46-R and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation under Statement of Financial Accounting Standards (SFAS) No. 94, "Consolidation of All Majority-Owned Subsidiaries" (SFAS 94). A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both.

For any VIEs that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities, and noncontrolling interests of the VIE are initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to measure the assets, liabilities, and noncontrolling interests of the VIE. In October 2003, the FASB announced that the effective date of FIN 46 was deferred from July 1, 2003 to periods ending after December 15, 2003 for VIEs created prior to February 1, 2003. TIC elected to implement the provisions of FIN 46 in the 2003 third quarter, resulting in the consolidation of VIEs increasing both total assets and total liabilities by approximately $407 million. The implementation of FIN 46 encompassed a review of numerous entities to determine the impact of adoption and considerable judgment was used in evaluating whether or not a VIE should be consolidated.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS 149). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This Statement is generally effective for contracts entered into or modified after June 30, 2003 and did not have a significant impact on the Company's consolidated financial statements.

COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

On January 1, 2003, the Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 requires that a liability for costs associated with exit or disposal activities, other than in a business combination, be recognized when the liability is incurred. Previous generally accepted accounting principles provided for the recognition of such costs at the date of management's commitment to an exit plan. In addition, SFAS 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not affect the Company's consolidated financial statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

STOCK-BASED COMPENSATION

On January 1, 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), prospectively for all awards granted, modified, or settled after December 31, 2002. The prospective method is one of the adoption methods provided for under SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," issued in December 2002. SFAS 123 requires that compensation cost for all stock awards be calculated and recognized over the service period (generally equal to the vesting period). This compensation cost is determined using option pricing models, intended to estimate the fair value of the awards at the grant date. Similar to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), the alternative method of accounting, an offsetting increase to stockholders' equity under SFAS 123 is recorded equal to the amount of compensation expense charged. During the 2004 first quarter, the Company changed its option valuation from the Black-Scholes model to the Binomial Method. The impact of this change was immaterial.

Had the Company applied SFAS 123 prior to 2003 in accounting for Citigroup stock options, net income would have been the pro forma amounts indicated below:


 ------------------------------------------------- ---------------- ----------------- ---------------- -----------------
 YEAR ENDED DECEMBER 31,                                                        2004             2003             2002
 ($ IN MILLIONS)

 ------------------------------------------------- ---------------- ----------------- ---------------- -----------------
 Compensation expense related to stock option      As reported                   $2               $2                $-
 plans, net of tax                                 Pro forma                      5                7                 9
 ------------------------------------------------- ---------------- ----------------- ---------------- -----------------
 Net income                                        As reported                $1,481          $1,358            $1,082
                                                   Pro forma                   1,478           1,353             1,073
 ------------------------------------------------- ---------------- ----------------- ---------------- -----------------


BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, the Company adopted the FASB SFAS No. 141, "Business Combinations" (SFAS 141) and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). These standards change the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting and requiring companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life created by business combinations accounted for using the purchase method of accounting. Instead, goodwill and intangible assets deemed to have an indefinite useful life will be subject to an annual review for impairment. Other intangible assets that are not deemed to have an indefinite useful life will continue to be amortized over their useful lives. See Note 5.

FUTURE APPLICATION OF ACCOUNTING STANDARDS

OTHER-THAN-TEMPORARY IMPAIRMENTS OF CERTAIN INVESTMENTS

On September 30, 2004, the FASB voted unanimously to delay the effective date of Emerging Issues Task Force (EITF) No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" (EITF 03-1). The delay applies to both debt and equity securities and specifically applies to impairments caused by interest rate and sector spreads. In addition, the provisions of EITF 03-1 that have been delayed relate to the requirements that a company declare its intent to hold the security to recovery and designate a recovery period in order to avoid recognizing an other-than-temporary impairment charge through earnings.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

The FASB will be issuing implementation guidance related to this topic. Once issued, the Company will evaluate the impact of adopting EITF 03-1. The disclosures required by EITF 03-1 are included in Note 3 to the Consolidated Financial Statements.

STOCK-BASED COMPENSATION

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment" (SFAS 123-R), which replaces the existing SFAS 123 and supersedes APB
25. SFAS 123-R requires companies to measure and record compensation expense for stock options and other share-based payment based on the instruments' fair value. SFAS 123-R is effective for interim and annual reporting periods beginning after June 15, 2005. The Company will adopt SFAS 123-R on July 1, 2005 by using a modified prospective approach. For unvested stock-based awards granted before January 1, 2003 (APB 25 awards), the Company will expense the fair value of the awards as at the grant date over the remaining vesting period. The impact of recognizing compensation expense for the unvested APB 25 awards will be immaterial in the third and fourth quarters of 2005. In addition, the amount of additional compensation expense that will be disclosed as the impact in the first and second quarters of 2005, as if the standard had been adopted as of January 1, 2005, but will not be recognized in earnings, will be immaterial. The Company continues to evaluate other aspects of adopting SFAS 123-R.

ACCOUNTING POLICIES

INVESTMENTS

Fixed maturities include bonds, notes and redeemable preferred stocks. Fixed maturities, including instruments subject to securities lending agreements (see
Note 3), are classified as "available for sale" and are reported at fair value, with unrealized investment gains and losses, net of income taxes, credited or charged directly to shareholder's equity. Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes. If quoted market prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment are used to determine fair value. Impairments are realized when investment losses in value are deemed other-than-temporary. The Company conducts a rigorous review each quarter to identify and evaluate investments that have possible indications of impairment. An investment in a debt or equity security is impaired if its fair value falls below its cost and the decline is considered other-than-temporary. Factors considered in determining whether a loss is other-than-temporary include the length of time and extent to which fair value has been below cost; the financial condition and near-term prospects of the issuer; and the Company's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. Changing economic conditions - global, regional, or related to specific issuers or industries - could result in other-than-temporary losses.

Also included in fixed maturities are loan-backed and structured securities (including beneficial interests in securitized financial assets). Beneficial interests in securitized financial assets that are rated "A" and below are accounted for under the prospective method in accordance with EITF 99-20. Under the prospective method of accounting, the investments effective yield is based upon projected future cash flows. All other loan-backed and structured securities are amortized using the retrospective method. The effective yield used to determine amortization is calculated based upon actual and projected future cash flows.

Equity securities, which include common and non-redeemable preferred stocks, are classified as "available for sale" and carried at fair value based primarily on quoted market prices. Changes in fair values of equity securities are charged or credited directly to shareholder's equity, net of income taxes.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. Cash received on impaired loans is reported as income. In estimating fair value, the Company uses interest rates reflecting the higher returns required in the current real estate financing market.

Policy loans are carried at the amount of the unpaid balances that are not in excess of the net cash surrender values of the related insurance policies. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

Short-term securities, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at amortized cost, which approximates fair value.

Cash includes certificates of deposits and other time deposits with original maturities of less than 90 days.

Trading securities and related liabilities are normally held for periods less than six months. These investments are marked to market with the change recognized in net investment income during the current period.

Other invested assets include limited partnership and limited liability company interests in investment funds and real estate joint ventures accounted for on the equity method of accounting. Undistributed income is reported in net investment income. Also included in other invested assets is real estate held for sale, which is carried at the lower of cost or fair value less estimated cost to sell. Fair value of foreclosed properties is established at the time of foreclosure by internal analysis or external appraisers, using discounted cash flow analyses and other accepted techniques. Thereafter, an impairment for losses on real estate held for sale is established if the carrying value of the property exceeds its current fair value less estimated costs to sell.

Also included in other invested assets is an investment in Citigroup Preferred Stock, which is recorded at cost. See Notes 13 and 17.

Accrual of investment income is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments, including financial futures contracts, swaps, interest rate caps, options and forward contracts, as a means of hedging exposure to interest rate changes, equity price changes, credit and foreign currency risk. The Company also uses derivative financial instruments to enhance portfolio income and replicate cash market investments. The Company, through Tribeca Citigroup Investments Ltd., holds and issues derivative instruments in conjunction with investment strategies designed to enhance portfolio returns. (See Note 11 for a more detailed description of the Company's derivative use.) Derivative financial instruments in a gain position are reported in the consolidated balance sheet in other assets, derivative financial instruments in a loss position are reported in the consolidated balance sheet in other liabilities and derivatives purchased to offset embedded derivatives on variable annuity contracts are reported in other invested assets.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception detailing the particular risk management objective and strategy for the hedge. This documentation includes the item and risk that is being hedged, the derivative that is being used, as well as how effectiveness is being assessed.

A derivative must be highly effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged.

For fair value hedges, in which derivatives hedge the fair value of assets and liabilities, changes in the fair value of derivatives are reflected in realized investment gains and losses, together with changes in the fair value of the related hedged item. The Company primarily hedges available-for-sale securities.

For cash flow hedges, the accounting treatment depends on the effectiveness of the hedge. To the extent that derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value will be reported in accumulated other changes in equity from nonowner sources in shareholder's equity. These changes in fair value will be included in earnings of future periods when earnings are also affected by the variability of the hedged cash flows. To the extent these derivatives are not effective, the ineffective portion of the change in fair value is immediately included in realized investment gains and losses.

For net investment hedges, in which derivatives hedge the foreign currency exposure of a net investment in a foreign operation, the accounting treatment will similarly depend on the effectiveness of the hedge. The effective portion of the change in fair value of the derivative, including any premium or discount, is reflected in the accumulated other changes in equity from nonowner sources as part of the foreign currency translation adjustment in shareholder's equity. The ineffective portion is reflected in realized investment gains and losses.

The effectiveness of these hedging relationships is evaluated on a retrospective and prospective basis using quantitative measures of effectiveness. If a hedge relationship is found to be ineffective, it no longer qualifies for hedge accounting and any gains or losses attributable to such ineffectiveness as well as subsequent changes in fair value are recognized in realized investment gains and losses.

For those fair value and cash flow hedge relationships that are terminated, hedge designations removed, or forecasted transactions that are no longer expected to occur, the hedge accounting treatment described in the paragraphs above will no longer apply. For fair value hedges, any changes to the hedged item remain as part of the basis of the asset or liability and are ultimately reflected as an element of the yield. For cash flow hedges, any changes in fair value of the derivative remains in the accumulated other changes in equity from nonowner sources in shareholder's equity and are included in earnings of future periods when earnings are also affected by the variability of the hedged cash flow. If the hedged relationship is discontinued because a forecasted transaction will not occur when scheduled, the accumulated changes in fair value of the derivative recorded in shareholder's equity are immediately reflected in realized investment gains and losses.

The Company enters into derivative contracts that are economic hedges but do not qualify or are not designated as hedges for accounting purposes. These derivative contracts are carried at fair value, with changes in value reflected in realized investment gains and losses.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

FINANCIAL INSTRUMENTS WITH EMBEDDED DERIVATIVES

The Company bifurcates an embedded derivative from the host contract where the economic characteristics and risks of the embedded instrument are not clearly and closely related to the economic characteristics and risks of the host contract, the entire instrument would not otherwise be remeasured at fair value and a separate instrument with the same terms of the embedded instrument would meet the definition of a derivative under SFAS 133.

The Company purchases investments that have embedded derivatives, primarily convertible debt securities. These embedded derivatives are carried at fair value with changes in value reflected in realized investment gains and losses. Derivatives embedded in convertible debt securities are classified in the consolidated balance sheet as fixed maturity securities, consistent with the host instruments.

The Company markets certain investment contracts that have embedded derivatives, primarily variable annuity contracts. These embedded derivatives are carried at fair value, with changes in value reflected in realized investment gains and losses. Derivatives embedded in variable annuity contracts are classified in the consolidated balance sheet as future policy benefits and claims.

The Company may enter into derivative contracts to hedge the exposures represented by these embedded derivatives. These are economic hedges, however they do not qualify for hedge accounting. These derivatives are carried at fair value, with the changes in value reflected in realized gains and losses.

INVESTMENT GAINS AND LOSSES

Realized investment gains and losses are included as a component of pre-tax revenues based upon specific identification of the investments sold on the trade date. Realized gains and losses also result from fair value changes in derivative contracts that do not qualify, or are not designated, as hedging instruments, and the application of fair value hedges under SFAS 133. Impairments are recognized as realized losses when investment losses in value are deemed other-than-temporary. The Company conducts regular reviews to assess whether other-than-temporary losses exist. Also included in pre-tax revenues are gains and losses arising from the remeasurement of the local currency value of foreign investments to U.S. dollars, the functional currency of the Company. The foreign exchange effects of Canadian operations are included in unrealized gains and losses.

DEFERRED ACQUISITION COSTS

Deferred acquisition costs (DAC) represent costs that are deferred and amortized over the estimated life of the related insurance policies. DAC principally includes commissions and certain expenses related to policy issuance, underwriting and marketing, all of which vary with and are primarily related to the production of new business. The method for determining amortization of deferred acquisition costs varies by product type based upon three different accounting pronouncements: SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" (SFAS 60), SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" (SFAS 91) and SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long Duration Contracts and for Realized Gains and Losses from the Sale of Investments" (SFAS 97).

DAC for deferred annuities, both fixed and variable, and payout annuities is amortized employing a level effective yield methodology per SFAS 91 as indicated by AICPA Practice Bulletin 8, generally over 10-15

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

years. An amortization rate is developed using the outstanding DAC balance and projected account balances and is applied to actual account balances to determine the amount of DAC amortization. The projected account balances are derived using a model that contains assumptions related to investment returns and persistency. The model rate is evaluated at least annually, and changes in underlying lapse and interest rate assumptions are to be treated retrospectively. Variances in expected equity market returns versus actual returns are treated prospectively and a new amortization pattern is developed so that the DAC balances will be amortized over the remaining estimated life of the business.

DAC for universal life and COLI is amortized in relation to estimated gross profits from surrender charges, investment, mortality, and expense margins per SFAS 97, generally over 16-25 years. Actual profits can vary from management's estimates, resulting in increases or decreases in the rate of amortization. Re-estimates of gross profits, performed at least annually, result in retrospective adjustments to earnings by a cumulative charge or credit to income.

DAC relating to traditional life, including term insurance, and health insurance is amortized in relation to anticipated premiums per SFAS 60, generally over 5-20 years. Assumptions as to the anticipated premiums are made at the date of policy issuance or acquisition and are consistently applied over the life of the policy.

All DAC is reviewed at least annually to determine if it is recoverable from future income, including investment income, and if not recoverable, is charged to expenses. All other acquisition expenses are charged to operations as incurred. See Note 5.

VALUE OF INSURANCE IN FORCE

The value of insurance in force is an asset that represents the actuarially determined present value of anticipated profits to be realized from life insurance and annuities contracts at the date of acquisition using the same assumptions that were used for computing related liabilities where appropriate. The value of insurance in force was the actuarially determined present value of the projected future profits discounted at interest rates ranging from 14% to 18%. Traditional life insurance is amortized in relation to anticipated premiums; universal life is amortized in relation to estimated gross profits; and annuity contracts are amortized employing a level yield method. The value of insurance in force, which is included in other assets, is reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income. See Note 5.

SEPARATE AND VARIABLE ACCOUNTS

Separate and variable accounts primarily represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each account has specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. The assets of these accounts are carried at fair value.

Amounts assessed to the separate account contractholders for management services are included in revenues. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

VARIABLE ANNUITY CONTRACTS WITH GUARANTEED MINIMUM DEATH BENEFIT FEATURES. For variable annuity contracts with GMDB features, SOP 03-1 requires the reporting entity to categorize the contract as either an insurance or investment contract based upon the significance of mortality or morbidity risk. SOP 03-1

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

provides explicit guidance for calculating a reserve for insurance contracts, and provides that the reporting entity does not hold reserves for investment contracts (i.e., there is no significant mortality risk).

The Company determined that the mortality risk on its GMDB features was not a significant component of the overall variable annuity product, and accordingly continued to classify these products as investment contracts. Prior to the adoption of SOP 03-1, the Company held a reserve of approximately $8 million to cover potential GMDB exposure. This reserve was released during the first quarter of 2004 as part of the implementation of SOP 03-1.

GOODWILL AND INTANGIBLE ASSETS

Goodwill and intangible assets are included in other assets. The carrying amount of goodwill and other intangible assets is reviewed at least annually for indication of impairment in value that in the view of management would be other-than-temporary. If it is determined that goodwill and other intangible assets are unlikely to be recovered, impairment is recognized on a discounted cash flow basis.

Upon adoption of SFAS 141 and SFAS 142, as of January 1, 2002, the Company stopped amortizing goodwill and intangible assets deemed to have an infinite useful life. Instead, these assets are subject to an annual review for impairment. Other intangible assets that are not deemed to have an indefinite useful life will continue to be amortized over their useful lives. See Note 5.

CONTRACTHOLDER FUNDS

Contractholder funds represent receipts from the issuance of universal life, COLI, pension investment, guaranteed investment contracts (GICs), and certain deferred annuity contracts. For universal life and COLI contracts, contractholder fund balances are increased by receipts for mortality coverage, contract administration, surrender charges and interest accrued, where one or more of these elements are not fixed or guaranteed. These balances are decreased by withdrawals, mortality charges and administrative expenses charged to the contractholder. Interest rates credited to contractholder funds related to universal life and COLI range from 3.5% to 5.4%, with a weighted average interest rate of 4.7%.

Pension investment, GICs and certain annuity contracts do not contain significant insurance risks and are considered investment-type contracts. Contractholder fund balances are increased by receipts and credited interest, and reduced by withdrawals and administrative expenses charged to the contractholder. Interest rates credited to those investment-type contracts range from less than 1.0% to 8.0% with a weighted average interest rate of 4.2%.

RESERVING FOR UNIVERSAL LIFE AND VARIABLE UNIVERSAL LIFE CONTRACTS. SOP 03-1 requires that a reserve, in addition to the account balance, be established for certain insurance benefit features provided under UL and VUL products if the amounts assessed against the contract holder each period for the insurance benefit feature are assessed in a manner that is expected to result in profits in earlier years and losses in subsequent years from the insurance benefit function.

The Company's UL and VUL products were reviewed to determine if an additional reserve is required under SOP 03-1. The Company determined that SOP 03-1 applied to some of its UL and VUL contracts with these features and established an additional reserve of approximately $1 million.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

FUTURE POLICY BENEFITS

Future policy benefits represent liabilities for future insurance policy benefits for payout annuities and traditional life products and are prepared in accordance with industry standards and U.S. GAAP. The annuity payout reserves are calculated using the mortality and interest assumptions used in the actual pricing of the benefit. Mortality assumptions are based on Company experience and are adjusted to reflect deviations such as substandard mortality in structured settlement benefits. The interest rates range from 1.7% to 8.7% with a weighted average of 6.5% for these products. Traditional life products include whole life and term insurance. Future policy benefits for traditional life products are estimated on the basis of actuarial assumptions as to mortality, persistency and interest, established at policy issue. Interest assumptions applicable to traditional life products range from 2.5% to 7.0%, with a weighted average of 5.3%. Assumptions established at policy issue as to mortality and persistency are based on the Company's experience, which, together with interest assumptions, include a margin for adverse deviation. Appropriate recognition has been given to experience rating and reinsurance.

GUARANTY FUND AND OTHER INSURANCE RELATED ASSESSMENTS

Included in other liabilities is the Company's estimate of its liability for guaranty fund and other insurance-related assessments. State guaranty fund assessments are based upon the Company's share of premium written or received in one or more years prior to an insolvency occurring in the industry. Once an insolvency has occurred, the Company recognizes a liability for such assessments if it is probable that an assessment will be imposed and the amount of the assessment can be reasonably estimated. At December 31, 2004 and 2003, the Company had a liability of $22.6 million and $22.5 million, respectively, for guaranty fund assessments and a related premium tax offset recoverable of $4.8 million and $4.6 million, respectively. The assessments are expected to be paid over a period of three to five years and the premium tax offsets are expected to be realized over a period of 10 to 15 years.

PERMITTED STATUTORY ACCOUNTING PRACTICES

The Company's insurance subsidiaries, domiciled principally in Connecticut and Massachusetts, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of the states of domicile. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations, and general administrative rules applicable to all insurance enterprises domiciled in a particular state. Permitted statutory accounting practices include practices not prescribed by the domiciliary state, but allowed by the domiciliary state regulatory authority. The Company does not have any permitted statutory accounting practices.

PREMIUMS

Premium income is reported for individual payout annuities, group close-out annuities, whole life and term insurance. The annuities premiums are recognized as revenue when collected. The life premiums are recognized as revenue when due. Premiums for contracts with a limited number of premium payments, due over a significantly shorter period than the period over which benefits are provided, are considered revenue when due. The portion of premium which is not required to provide for benefits and expenses is deferred and recognized in revenues in a constant relationship to insurance benefits in force.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

FEE INCOME

Fee income is recognized on deferred annuity and universal life contracts for mortality, administrative and equity protection charges according to contract due dates. Fee income is recognized on variable annuity and universal life separate accounts either daily, monthly, quarterly or annually as per contract terms.

OTHER REVENUES

Other revenues include surrender penalties collected at the time of a contract surrender, and other miscellaneous charges related to annuity and universal life contracts recognized when received. Also included are revenues from unconsolidated non-insurance subsidiaries. Amortization of deferred income related to reinsured blocks of business are recognized in relation to anticipated premiums and are reported in other revenues.

CURRENT AND FUTURE INSURANCE BENEFITS

Current and future insurance benefits represent charges for mortality and morbidity related to fixed annuities, universal life, term life and health insurance benefits.

INTEREST CREDITED TO CONTRACTHOLDERS

Interest credited to contractholders represents amounts earned by universal life, COLI, pension investment, GICs and certain deferred annuity contracts in accordance with contract provisions.

FEDERAL INCOME TAXES

The provision for federal income taxes is comprised of two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

2.   OPERATING SEGMENTS

The Company has two reportable business segments that are separately managed due to differences in products, services, marketing strategy and resource management. The business of each segment is maintained and reported through separate legal entities within the Company. The management groups of each segment report separately to the common ultimate parent, Citigroup Inc. These business segments are Travelers Life & Annuity (TLA) and Primerica Life Insurance (Primerica).

TRAVELERS LIFE & ANNUITY (TLA) core offerings include individual annuity, individual life, COLI and group annuity insurance products distributed by TIC and TLAC principally under the Travelers Life & Annuity name. Among the range of individual products offered are deferred fixed and variable annuities, payout annuities and term, universal and variable life insurance. The COLI product is a variable universal life product distributed through independent specialty brokers. The group products include institutional pensions, including GICs, payout annuities, group annuities sold to employer-sponsored retirement and savings plans, structured settlements and funding agreements.

The PRIMERICA business segment consolidates the businesses of Primerica Life, Primerica Life Insurance Company of Canada, CitiLife and NBL. The Primerica business segment offers individual life products,

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

primarily term insurance, to customers through a sales force of approximately 106,000 representatives. A great majority of the domestic licensed sales force works on a part-time basis.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). The amount of investments in equity method investees and total expenditures for additions to long-lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, and deferred tax assets, were not material.

       ($ IN MILLIONS)

       REVENUES BY SEGMENT           2004            2003           2002
       -------------------           ----            ----           ----
       TLA                         $4,725          $4,479         $3,653
       Primerica                    1,770           1,660          1,581
                                 --------         -------        -------
       Total Revenues              $6,495          $6,139         $5,234
                                 ========         =======        =======

       NET INCOME BY SEGMENT

       TLA                           $990            $918           $673
       Primerica                      491             440            409
                                 --------         -------        -------
       Net Income                  $1,481          $1,358         $1,082
                                 ========         =======        =======

       ASSETS BY SEGMENT

       TLA                        $95,824         $85,881        $74,562
       Primerica                   10,019           9,467          8,433
                                 --------         -------        -------
       Total segments            $105,843         $95,348        $82,995
                                 ========         =======        =======

The following tables contain key segment measurements.

     BUSINESS SEGMENT INFORMATION:
     ---------------------------------------------- ------------- -------------
     FOR THE YEAR
     ENDED DECEMBER 31, 2004

      ($ IN MILLIONS)                                   TLA        PRIMERICA
     ---------------------------------------------- ------------- -------------
     Premiums                                            $911        $1,315
     Net investment income                              3,012           336
     Interest credited to contractholders               1,305             -
     Amortization of deferred acquisition costs           400           249
     Expenditures for deferred acquisition costs          810           393
     Federal income taxes                                 361           241

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

     BUSINESS SEGMENT INFORMATION:
     --------------------------------------------- -------------- -------------
     FOR THE YEAR
     ENDED DECEMBER 31, 2003

      ($ IN MILLIONS)                                   TLA        PRIMERICA
     --------------------------------------------- -------------- -------------
     Premiums                                          $1,082        $1,245
     Net investment income                              2,743           315
     Interest credited to contractholders               1,248             -
     Amortization of deferred acquisition costs           266           235
     Expenditures for deferred acquisition costs          583           377
     Federal income taxes                                 240           231

     BUSINESS SEGMENT INFORMATION:
     --------------------------------------------- -------------- -------------
     FOR THE YEAR
     ENDED DECEMBER 31, 2002

      ($ IN MILLIONS)                                   TLA        PRIMERICA
     --------------------------------------------- -------------- -------------
     Premiums                                            $730        $1,194
     Net investment income                              2,646           290
     Interest credited to contractholders               1,220             -
     Amortization of deferred acquisition costs           174           219
     Expenditures for deferred acquisition costs          556           323
     Federal income taxes                                 212           209

The majority of the annuity business and a substantial portion of the life business written by TLA are accounted for as investment contracts, with the result that the deposits collected are reported as liabilities and are not included in revenues. Deposits represent a statistic integral to managing TLA operations, which management uses for measuring business volumes, and may not be comparable to similarly captioned measurements used by other life insurance companies. For the years ended December 31, 2004, 2003 and 2002, deposits collected amounted to $14.4 billion, $12.0 billion and $11.9 billion, respectively.

The Company's revenue was derived almost entirely from U.S. domestic business. Revenue attributable to foreign countries was insignificant.

The Company had no transactions with a single customer representing 10% or more of its revenue.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

3.   INVESTMENTS

FIXED MATURITIES

The amortized cost and fair value of investments in fixed maturities were as follows:

        ----------------------------------------------------- --------------- ---------------- --------------- ------------
                                                                                   GROSS           GROSS
        DECEMBER 31, 2004                                         AMORTIZED      UNREALIZED      UNREALIZED        FAIR
        ($ IN MILLIONS)                                              COST          GAINS           LOSSES          VALUE
        ----------------------------------------------------- --------------- ---------------- --------------- ------------
        AVAILABLE FOR SALE:

             Mortgage-backed securities - CMOs and
             pass-through securities                               $8,568           $311                $9        $8,870

             U.S. Treasury securities and obligations of
             U.S. Government and government agencies and
             authorities                                            2,143            106                 -         2,249

             Obligations of states, municipalities and
             political subdivisions                                   364             41                 1           404

             Debt securities issued by foreign governments            847             81                 1           927

             All other corporate bonds                             25,603          1,466                40        27,029

             Other debt securities                                  7,613            421                14         8,020

             Redeemable preferred stock                               176             41                 1           216
        ----------------------------------------------------- --------------- ---------------- --------------- ------------
                 Total Available For Sale                         $45,314         $2,467               $66       $47,715
        ----------------------------------------------------- --------------- ---------------- --------------- ------------


        ----------------------------------------------------- --------------- ---------------- --------------- ------------
                                                                                   GROSS           GROSS
        DECEMBER 31, 2003                                         AMORTIZED      UNREALIZED      UNREALIZED        FAIR
        ($ IN MILLIONS)                                              COST          GAINS           LOSSES          VALUE
        ----------------------------------------------------- --------------- ---------------- --------------- ------------
        AVAILABLE FOR SALE:

             Mortgage-backed securities - CMOs and
             pass-through securities                               $8,061           $326               $18        $8,369

             U.S. Treasury securities and obligations of
             U.S. Government and government agencies and
             authorities                                            2,035             22                12         2,045

             Obligations of states, municipalities and
             political subdivisions                                   379             21                 2           398

             Debt securities issued by foreign governments            690             51                 1           740

             All other corporate bonds                             23,098          1,507                64        24,541

             Other debt securities                                  5,701            377                22         6,056

             Redeemable preferred stock                               155             20                 1           174
        ----------------------------------------------------- --------------- ---------------- --------------- ------------
                 Total Available For Sale                         $40,119         $2,324              $120       $42,323
        ----------------------------------------------------- --------------- ---------------- --------------- ------------

Proceeds from sales of fixed maturities classified as available for sale were $7.8 billion, $15.1 billion and $15.5 billion in 2004, 2003 and 2002, respectively. Gross gains of $246 million, $476 million and $741

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

million and gross losses of $263 million, $394 million and $309 million in 2004, 2003 and 2002, respectively, were realized on those sales. Additional losses of $40 million, $110 million and $639 million in 2004, 2003 and 2002, respectively, were realized due to other-than-temporary losses in value. Impairments in 2002 were concentrated in telecommunication and energy company investments.

The amortized cost and fair value of fixed maturities at December 31, 2004, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        ---------------------------------------- --------------- ---------------

                                                    AMORTIZED
        ($ IN MILLIONS)                                COST         FAIR VALUE
        ---------------------------------------- --------------- ---------------
        MATURITY:

             Due in one year or less                   $2,634            $2,679
             Due after 1 year through 5 years          13,015            13,514
             Due after 5 years through 10 years        13,262            14,034
             Due after 10 years                         7,835             8,618
        ---------------------------------------- --------------- ---------------
                                                       36,746            38,845
        ---------------------------------------- --------------- ---------------
             Mortgage-backed securities                 8,568             8,870
        ---------------------------------------- --------------- ---------------
                 Total Maturity                       $45,314           $47,715
        ---------------------------------------- --------------- ---------------

The Company makes investments in collateralized mortgage obligations (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, including planned amortization class and last cash flow tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of interest rate scenarios. The Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

At December 31, 2004 and 2003, the Company held CMOs classified as available for sale with a fair value of $6.0 billion and $5.2 billion, respectively. Approximately 28% and 30%, respectively, of the Company's CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities at December 31, 2004 and 2003. In addition, the Company held $2.9 billion and $3.0 billion of GNMA, FNMA or FHLMC mortgage-backed pass-through securities at December 31, 2004 and 2003, respectively. All of these securities are rated AAA.

The Company engages in securities lending transactions whereby certain securities from its portfolio are loaned to other institutions for short periods of time. The Company generally receives cash collateral from the borrower, equal to at least the market value of the loaned securities plus accrued interest, and invests it in the Company's short-term money market pool (See Note 13). The loaned securities remain a recorded asset of the Company, however, the Company records a liability for the amount of the cash collateral held, representing its obligation to return the cash collateral, and reports that liability as part of other liabilities in the consolidated balance sheet. At December 31, 2004 and 2003, the Company held cash collateral of $2.2 billion and $2.4 billion, respectively. The Company also had $382.7 million of investments held as collateral with a third party at December 31, 2004. The Company does not have the right to sell or pledge this collateral and it is not recorded on the consolidated balance sheet. No such collateral existed at December 31, 2003.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

The Company participates in dollar roll repurchase transactions as a way to generate investment income. These transactions involve the sale of mortgage-backed securities with the agreement to repurchase substantially the same securities from the same counterparty. Cash is received from the sale, which is invested in the Company's short-term money market pool. The cash is returned at the end of the roll period when the mortgage-backed securities are repurchased. The Company will generate additional investment income based upon the difference between the sale and repurchase prices. These transactions are recorded as secured borrowings. The mortgage-backed securities remain recorded as assets. The cash proceeds are reflected in short-term investments and a liability is established to reflect the Company's obligation to repurchase the securities at the end of the roll period. The liability is classified as other liabilities in the consolidated balance sheets and fluctuates based upon the timing of the repayments. The balances were insignificant at December 31, 2004 and 2003.

EQUITY SECURITIES

The cost and fair values of investments in equity securities were as follows:


        --------------------------------------------- ----------- ---------------------- ---------------------- -----------
        EQUITY SECURITIES:                                          GROSS UNREALIZED       GROSS UNREALIZED        FAIR
        ($ IN MILLIONS)                                  COST             GAINS                 LOSSES            VALUE
        --------------------------------------------- ----------- ---------------------- ---------------------- -----------
        DECEMBER 31, 2004
             Common stocks                                $153               $42                    $1              $194
             Non-redeemable preferred stocks               169                 6                     2               173
        --------------------------------------------- ----------- ---------------------- ---------------------- -----------
                 Total Equity Securities                  $322               $48                    $3              $367
        --------------------------------------------- ----------- ---------------------- ---------------------- -----------
        DECEMBER 31, 2003
             Common stocks                                $109               $27                    $2              $134
             Non-redeemable preferred stocks               214                14                     -               228
        --------------------------------------------- ----------- ---------------------- ---------------------- -----------
                 Total Equity Securities                  $323               $41                    $2              $362
        --------------------------------------------- ----------- ---------------------- ---------------------- -----------

Proceeds from sales of equity securities were $78 million, $124 million and $212 million in 2004, 2003 and 2002, respectively. Gross gains of $29 million, $23 million and $8 million and gross losses of $10 million, $2 million and $4 million in 2004, 2003 and 2002, respectively, were realized on those sales. Additional losses of $5 million, $11 million and $19 million in 2004, 2003 and 2002, respectively, were realized due to other-than-temporary losses in value.

OTHER-THAN-TEMPORARY LOSSES ON INVESTMENTS

Management has determined that the unrealized losses on the Company's investments in fixed maturity and equity securities at December 31, 2004 are temporary in nature. The Company conducts a periodic review to identify and evaluate investments that have indications of possible impairment. An investment in a debt or equity security is impaired if its fair value falls below its cost and the decline is considered other-than-temporary. Factors considered in determining whether a loss is other-than-temporary include the length of time and extent to which fair value has been below cost; the financial condition and near-term prospects of the issuer;

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

and the Company's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. The Company's review for impairment generally entails:

o Identification and evaluation of investments that have possible indications of impairment;

o Analysis of individual investments that have fair values less than 80% of amortized cost, including consideration of the length of time the investment has been in an unrealized loss position;

o Discussion of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to qualify as having other-than-temporary impairments and those that would not support other-than-temporary impairment;

o Documentation of the results of these analyses, as required under business policies.

The table below shows the fair value of investments in fixed maturities and equity securities that are available for sale and have been in an unrealized loss position at December 31, 2004:


                                                                    Gross Unrealized Losses
                                                        ---------------------------------------------------
                                                         Less Than One Year         One Year or Longer               Total
                                                        ------------------------ -------------------------- ------------------------
                                                                          Gross                      Gross                    Gross
                                                            Fair     Unrealized         Fair    Unrealized        Fair   Unrealized
($ IN MILLIONS)                                            Value         Losses        Value        Losses       Value       Losses
------------------------------------------------------- --------- -------------- ------------ ------------- ----------- ------------
Fixed maturity securities available-for-sale:
Mortgage-backed securities-CMOs and pass-through
    securities                                              $955             $7          $82            $2      $1,037           $9
U.S. Treasury securities and obligations of U.S.
    Government and government agencies and authorities        66              -           11             -          77            -
Obligations of states, municipalities and political
     subdivisions                                              4              -           11             1          15            1
Debt securities issued by foreign governments                 24              1            2             -          26            1
All other corporate bonds                                  3,494             32          269             8       3,763           40
Other debt securities                                      1,072             10          199             4       1,271           14
Redeemable preferred stock                                    15              -            7             1          22            1
------------------------------------------------------- --------- -------------- ------------ ------------- ----------- ------------
Total fixed maturities                                    $5,630            $50         $581           $16      $6,211          $66
Equity securities                                            $39             $2          $14            $1         $53           $3
------------------------------------------------------- --------- -------------- ------------ ------------- ----------- ------------

At December 31, 2004, the cost of approximately 825 investments in fixed maturity and equity securities exceeded their fair value by $69 million. Of the $69 million, $50 million represents fixed maturity investments that have been in a gross unrealized loss position for less than a year and of these 93% are rated investment grade. Fixed maturity investments that have been in a gross unrealized loss position for a year or more total $16 million and 89% of these investments are rated investment grade. The gross unrealized loss on equity securities was $3 million at December 31, 2004.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

The table below shows the fair value of investments in fixed maturities and equity securities in an unrealized loss position at December 31, 2003:


                                                                    Gross Unrealized Losses
                                                        ---------------------------------------------------
                                                           Less Than One Year       One Year or Longer               Total
                                                        ------------------------ -------------------------- ------------------------
                                                                          Gross                      Gross                    Gross
                                                            Fair     Unrealized         Fair    Unrealized        Fair   Unrealized
($ IN MILLIONS)                                            Value         Losses        Value        Losses       Value       Losses
------------------------------------------------------- --------- -------------- ------------ ------------- ----------- ------------
Fixed maturity securities available-for-sale:
Mortgage-backed securities-CMOs and pass-through
    securities                                            $1,182            $18          $17            $-      $1,199          $18
U.S. Treasury securities and obligations of U.S.
    Government and government agencies and authorities     1,180             12            -             -       1,180           12
Obligations of states, municipalities and political
     subdivisions                                             45              2            -             -          45            2
Debt securities issued by foreign governments                 55              1            -             -          55            1
All other corporate bonds                                  1,793             39          503            25       2,296           64
Other debt securities                                        755             18           89             3         844           22
Redeemable preferred stock                                    12              1           11             1          23            1
------------------------------------------------------- --------- -------------- ------------ ------------- ----------- ------------
Total fixed maturities                                    $5,022            $91         $620           $29      $5,642         $120
Equity securities                                            $25             $1           $5            $1         $30           $2
------------------------------------------------------- --------- -------------- ------------ ------------- ----------- ------------

At December 31, 2003, the cost of approximately 670 investments in fixed maturity and equity securities exceeded their fair value by $122 million. Of the $122 million, $91 million represents fixed maturity investments that have been in a gross unrealized loss position for less than a year and of these 78% are rated investment grade. Fixed maturity investments that have been in a gross unrealized loss position for a year or more total $29 million and 38% of these investments are rated investment grade. The gross unrealized loss on equity securities was $2 million at December 31, 2003.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

AGING OF GROSS UNREALIZED LOSSES ON AVAILABLE FOR SALE

The aging of gross unrealized losses on fixed maturity investments is as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                 TOTAL FIXED MATURITIES
                                                                                                  WITH UNREALIZED LOSS
                                                              TOTAL FIXED MATURITIES              TOTALING 20% OR MORE
------------------------------------------------------- ------------------------------------ ----------------------------------
DECEMBER 31, 2004                                         AMORTIZED         UNREALIZED          AMORTIZED         UNREALIZED
($ IN MILLIONS)                                              COST              LOSS               COST               LOSS
------------------------------------------------------- ----------------- ------------------ --------------- ------------------
     Six months or less                                      $4,435               $31                 $1              $-
     Greater than six months to nine months                   1,029                14                  -               -
     Greater than nine months to twelve months                  215                 5                  -               -
     Greater than twelve months                                 597                16                  -               -
                                                           --------             -----               ----             ---
         Total                                               $6,276               $66                 $1              $-
                                                           ========             =====               ====             ===


-------------------------------------------------------------------------------------------------------------------------------
                                                                                                 TOTAL FIXED MATURITIES
                                                                                                  WITH UNREALIZED LOSS
                                                              TOTAL FIXED MATURITIES              TOTALING 20% OR MORE
------------------------------------------------------- ------------------------------------ ----------------------------------
DECEMBER 31, 2003                                         AMORTIZED         UNREALIZED          AMORTIZED         UNREALIZED
($ IN MILLIONS)                                              COST              LOSS               COST               LOSS
------------------------------------------------------- ----------------- ------------------ --------------- ------------------
     Six months or less                                      $4,356               $68                $24              $7
     Greater than six months to nine months                     558                17                  -               -
     Greater than nine months to twelve months                  199                 6                  2               -
     Greater than twelve months                                 650                29                  3               1
                                                           --------             -----               ----             ---
         Total                                               $5,763              $120                $29              $8
                                                           ========             =====               ====             ===


Fair values of investments in fixed maturities and equity securities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. The fair value of investments for which quoted market prices, third-party broker quotations or validated model prices are not available amounted to $345.0 million and $1,058.4 million at December 31, 2004 and 2003, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

MORTGAGE LOANS

At December 31, 2004 and 2003, the Company's mortgage loan portfolios consisted of the following:

        ---------------------------------- ---------------- ---------------
        ($ IN MILLIONS)                              2004            2003
        ---------------------------------- ---------------- ---------------
        Current Mortgage Loans                     $2,070          $1,841
        Underperforming Mortgage Loans                 54              45
        ---------------------------------- ---------------- ---------------
             Total Mortgage Loans                  $2,124          $1,886
        ---------------------------------- ---------------- ---------------

Underperforming mortgage loans include delinquent mortgage loans over 90 days past due, loans in the process of foreclosure and loans modified at interest rates below market.

Aggregate annual maturities on mortgage loans at December 31, 2004 are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

        ------------------------------------------------------ ----------------
        YEAR ENDING DECEMBER 31,
        ($ IN MILLIONS)
        ------------------------------------------------------ ----------------
        2005                                                        $122
        2006                                                         308
        2007                                                         249
        2008                                                          93
        2009                                                         252
        Thereafter                                                 1,100
        ------------------------------------------------------ ----------------
             Total                                                $2,124
        ====================================================== ================

TRADING SECURITIES

Trading securities of the Company are held primarily in Tribeca Citigroup Investments Ltd. The assets and liabilities are valued at fair value as follows:

                                     Fair value as of         Fair value as of
($ IN MILLIONS)                      December 31, 2004       December 31, 2003
----------------                     -----------------       -----------------
ASSETS
    Trading securities
       Convertible bond arbitrage         $1,110                  $1,447
       Other                                 250                     260
                                          ------                  ------
                                          $1,360                  $1,707
                                          ======                  ======

LIABILITIES
    Trading securities sold not
       yet purchased
       Convertible bond arbitrage           $460                    $629
       Other                                  13                       8
                                            ----                    ----
                                            $473                    $637
                                            ====                    ====

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

The Company's trading portfolio investments and related liabilities are normally held for periods less than six months. See Note 11.

OTHER INVESTED ASSETS

Other invested assets are composed of the following:

     ----------------------------------------------- ----------- --------------
     ($ IN MILLIONS)                                      2004           2003
     ----------------------------------------------- ----------- --------------
     Investment in Citigroup Preferred Stock            $3,212         $3,212
     Private equity and arbitrage investments            1,235          1,315
     Real estate joint ventures                            230            327
     Derivatives                                           192            182
     Real estate - Investment                               28             33
     Real estate - Foreclosed                                9             63
     Other                                                  99             56
     ----------------------------------------------- ----------- --------------
     Total                                              $5,005         $5,188
     ----------------------------------------------- ----------- --------------

CONCENTRATIONS

At December 31, 2004 and 2003, the Company had an investment in Citigroup Preferred Stock of $3.2 billion. See Note 13.

The Company both maintains and participates in a short-term investment pool for its insurance affiliates. See Note 13.

The Company had concentrations of investments, excluding those in federal and government agencies, primarily fixed maturities at fair value, in the following industries:

     -------------------------------------------- -------------- --------------
     ($ IN MILLIONS)                                      2004           2003
     -------------------------------------------- -------------- --------------
     Finance                                            $6,917         $5,056
     Banking                                             3,474          2,830
     Electric Utilities                                  3,258          3,552
     -------------------------------------------- -------------- --------------

The Company held investments in foreign banks in the amount of $1,321 million and $1,018 million at December 31, 2004 and 2003, respectively, which are included in the table above.

The Company defines its below investment grade assets as those securities rated Ba1 by Moody's Investor Services (or its equivalent) or below by external rating agencies, or the equivalent by internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds and notes that are classified as below investment grade. Below investment grade assets included in the categories of the preceding table include $918 million and $1,118 million in Electric Utilities at December 31, 2004 and 2003, respectively. Below investment grade assets in Finance and Banking were insignificant at December 31, 2004 and 2003. Total below investment grade assets were $5.4 billion and $5.2 billion at December 31, 2004 and 2003, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

Included in mortgage loans were the following group concentrations:

     -------------------------------------------- -------------- --------------
     ($ IN MILLIONS)                                      2004           2003
     -------------------------------------------- -------------- --------------
     STATE
     California                                           $788           $732

     PROPERTY TYPE
     Agricultural                                       $1,177         $1,025
     -------------------------------------------- -------------- --------------

The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, credit limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit. The Company's underwriting standards with respect to new mortgage loans generally require loan to value ratios of 75% or less at the time of mortgage origination.

NON-INCOME PRODUCING INVESTMENTS

Investments included in the consolidated balance sheets that were non-income producing amounted to $105.3 million and $104.4 million at December 31, 2004 and 2003, respectively.

RESTRUCTURED INVESTMENTS

The Company had mortgage loans and debt securities that were restructured at below market terms at December 31, 2004 and 2003. The balances of the restructured investments were insignificant. The new terms typically defer a portion of contract interest payments to varying future periods. Gross interest income on restructured assets that would have been recorded in accordance with the original terms of such loans was insignificant in 2004, 2003 and 2002. Interest on these assets, included in net investment income, was also insignificant in 2004, 2003 and 2002.

NET INVESTMENT INCOME

----------------------------------- -------------- -------------- --------------
FOR THE YEAR ENDED DECEMBER 31,             2004           2003           2002
($ IN MILLIONS)
----------------------------------- -------------- -------------- --------------
GROSS INVESTMENT INCOME
     Fixed maturities                     $2,615         $2,465         $2,359
     Mortgage loans                          184            158            167
     Trading                                  41            222              9
     Other invested assets                   303             58            203
     Citigroup Preferred Stock               203            203            178
     Other, including policy loans           108             82            104
----------------------------------- -------------- -------------- --------------
Total gross investment income              3,454          3,188          3,020
----------------------------------- -------------- -------------- --------------
Investment expenses                          106            130             84
----------------------------------- -------------- -------------- --------------
Net Investment Income                     $3,348         $3,058         $2,936
----------------------------------- -------------- -------------- --------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

REALIZED AND UNREALIZED INVESTMENT GAINS (LOSSES)

Net realized investment gains (losses) for the periods were as follows:

-------------------------------------- ------------ ------------ -----------
FOR THE YEAR ENDED DECEMBER 31,              2004         2003        2002
($ IN MILLIONS)
-------------------------------------- ------------ ------------ -----------
REALIZED INVESTMENT GAINS (LOSSES)
     Fixed maturities                       $(17)        $(28)      $(207)
     Equity securities                        19           10         (15)
     Mortgage loans                            1          (14)          -
     Real estate held for sale                (4)           1           8
     Other invested assets                     5           49         (19)
     Derivatives:
         Guaranteed minimum withdrawal
            benefit derivatives, net          30            -           -
         Other derivatives                   (14)          19         (87)
      Other                                   (4)           -          (2)
-------------------------------------- ------------ ------------ -----------
          Total realized investment
            gains (losses)                   $16          $37       $(322)
-------------------------------------- ------------ ------------ -----------

Changes in net unrealized investment gains (losses) that are reported in accumulated other changes in equity from nonowner sources were as follows:

------------------------------------------ ----------- ----------- ----------
FOR THE YEAR ENDED DECEMBER 31,                2004        2003         2002
($ IN MILLIONS)
------------------------------------------ ----------- ----------- ----------
UNREALIZED INVESTMENT GAINS (LOSSES)
     Fixed maturities                          $197      $1,198         $664
     Equity securities                            6          35            3
     Other                                       12           6           31
------------------------------------------ ----------- ----------- ----------
         Total unrealized investment gains      215       1,239          698
------------------------------------------ ----------- ----------- ----------
     Related taxes                               77         421          243
------------------------------------------ ----------- ----------- ----------
     Change in unrealized investment gains      138         818          455
     Balance beginning of year                1,444         626          171
------------------------------------------ ----------- ----------- ----------
         Balance end of year                 $1,582      $1,444         $626
------------------------------------------ ----------- ----------- ----------

VARIABLE INTEREST ENTITIES

The following table represents the carrying amounts and classification of consolidated assets that are collateral for VIE obligations. The assets in this table represent two investment vehicles that the Company was involved with prior to February 1, 2003. These two VIEs are a collateralized debt obligation and a real estate joint venture:

            $ IN MILLIONS            DECEMBER 31, 2004      DECEMBER 31, 2003
--------------------------------------------------------------------------------
            Investments                      $386                 $ 400
                Cash                            9                    11
               Other                            2                     4
                                            -----                 -----
 Total assets of consolidated VIEs           $397                  $415
--------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

The debt holders of these VIEs have no recourse to the Company. The Company's maximum exposure to loss is limited to its investment of approximately $8 million. The Company regularly becomes involved with VIEs through its investment activities. This involvement is generally restricted to small passive debt and equity investments.

4.   REINSURANCE

Reinsurance is used in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. Reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term (YRT), coinsurance and modified coinsurance. Reinsurance involves credit risk and the Company monitors the financial condition of these reinsurers on an ongoing basis. The Company remains primarily liable as the direct insurer on all risks reinsured.

For TLA, since 1997 the majority of universal life business has been reinsured under an 80% ceded/20% retained YRT quota share reinsurance program and term life business has been reinsured under a 90%/10% YRT quota share reinsurance program. Beginning June 1, 2002, COLI business has been reinsured under a 90%/10% quota share reinsurance program. Beginning in September 2002, newly issued term life business has been reinsured under a 90%/10% coinsurance quota share reinsurance program. Subsequently, portions of this term coinsurance has reverted to YRT for new business. Generally, the maximum retention on an ordinary life risk is $2.5 million. Maximum retention of $2.5 million is generally reached on policies in excess of $12.5 million for universal life and $25.0 million for term insurance. For other plans of insurance, it is the policy of the Company to obtain reinsurance for amounts above certain retention limits on individual life policies, which limits vary with age and underwriting classification. Total in-force business ceded under reinsurance contracts is $397.4 billion and $356.3 billion at December 31, 2004 and 2003, respectively.

For Primerica Life, business sold prior to 1991 was reinsured under a coinsurance arrangement with approximately 50% of the face amount being ceded. For business sold from 1991 through June 1994, only amounts over the company retention of $1.0 million were reinsured through an excess loss YRT treaty. In June 1994, Primerica Life began reinsuring almost all business under a 1st dollar quota share YRT treaty with 80% being ceded. Beginning with business sold in January 1997, the amount ceded was increased from 80% to 90%.

Business sold in Canada is not included in the U.S. YRT quota share treaties. In Canada, the business sold from April 2000 through December 2003, was reinsured under a separate 1st dollar quota share YRT arrangement, with the ceding amount ranging from 70% to 90%. Beginning with business sold in January 2004, Canada began reinsuring only amounts above their company retention of $500,000.

Primerica has also entered into several reinsurance assumed treaties with Reinsurance Group of America, Inc. The reinsurance assumed treaties generated a $79 million pre-tax loss in 2001 and a $95 million pre-tax loss in 2002. The pre-tax impact from these reinsurance assumed treaties has been minor for 2003 and 2004.

During 2004, The Travelers Life and Annuity Reinsurance Company (TLARC) was formed as a pure captive insurer in order to permit the Company to cede 100% of its statutory based risk associated with the death benefit guarantee rider on certain universal life contracts. The reinsurance transaction related to statutory-only reserves, and had no impact on GAAP premiums and benefits. TLARC is a direct subsidiary of CIHC, the Company's parent. See Note 13.

                  TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

Effective July 1, 2000 the Company sold 90% of its individual long-term care insurance business to General Electric Capital Assurance Company and its subsidiary in the form of indemnity reinsurance arrangements. Written premiums ceded per these arrangements were $224.2 million, $226.8 million and $231.8 million in 2004, 2003 and 2002, respectively, and earned premiums ceded were $224.3 million, $226.7 million and $233.8 million in 2004, 2003 and 2002, respectively.

On January 3, 1995, the Company sold its group life business to The Metropolitan Life Insurance Company (MetLife) under the form of an indemnity insurance arrangement. Premiums written and earned in 2004, 2003 and 2002 were insignificant.

Prior to April 1, 2001, the Company also reinsured substantially all of the GMDB on its variable annuity product. Total variable annuity account balances with GMDB were $26.7 billion, of which $12.0 billion, or 45%, was reinsured, and $23.5 billion, of which $12.9 billion, or 55%, was reinsured at December 31, 2004 and 2003, respectively. GMDB is payable upon the death of a contractholder. When the benefit payable is greater than the account value of the variable annuity, the difference is called the net amount at risk (NAR). NAR totals $1.1 billion, of which $.9 billion, or 84%, is reinsured and $1.7 billion, of which $1.4 billion, or 81%, is reinsured at December 31, 2004 and 2003, respectively.

TIC writes workers' compensation business. This business is reinsured through a 100% quota-share agreement with The Travelers Indemnity Company, an insurance subsidiary of St. Paul Travelers. See Note 14.

A summary of reinsurance financial data reflected within the consolidated statements of income and balance sheets is presented below ($ in millions):

                                        FOR THE YEARS ENDING DECEMBER 31,
WRITTEN PREMIUMS                          2004            2003           2002
------------------------------------ ------------ -------------- --------------
Direct                                  $2,908          $2,979         $2,610
Assumed                                      1               1              -
Ceded to:
     The Travelers Indemnity Company        (4)              2            (83)
     Other companies                      (684)           (638)          (614)
------------------------------------ ------------ -------------- --------------
Total Net Written Premiums              $2,221          $2,344         $1,913
==================================== ============ ============== ==============
EARNED PREMIUMS                           2004            2003           2002
------------------------------------ ------------ -------------- --------------
Direct                                  $2,916          $3,001         $2,652
Assumed                                      1               1              -
Ceded to:
     The Travelers Indemnity Company        (1)            (21)          (109)
     Other companies                      (690)           (654)          (619)
------------------------------------ ------------ -------------- --------------
Total Net Earned Premiums               $2,226          $2,327         $1,924
==================================== ============ ============== ==============

The Travelers Indemnity Company was an affiliate for part of 2002.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

Reinsurance recoverables at December 31, 2004 and 2003 include amounts recoverable on unpaid and paid losses and were as follows ($ in millions):

REINSURANCE RECOVERABLES                            2004           2003
------------------------------------------- -------------- --------------
Life and accident and health business             $3,178         $2,885
Property-casualty business:
     The Travelers Indemnity Company               1,489          1,585
------------------------------------------- -------------- --------------
Total Reinsurance Recoverables                    $4,667         $4,470
=========================================== ============== ==============

Reinsurance recoverables for the life and accident and health business include $1,876 million and $1,617 million at December 31, 2004 and 2003, respectively, from General Electric Capital Assurance Company. Assets collateralizing these receivables in the amount of $1,894 million and $1,632 million at December 31, 2004 and 2003, respectively, were held in trust for the purpose of paying Company claims.

Reinsurance recoverables also include $409 million and $435 million at December 31, 2004 and 2003, respectively, from MetLife.

5.   INTANGIBLE ASSETS

The Company's intangible assets are DAC, goodwill and the value of insurance in force. DAC and the value of insurance in force are amortizable.

     DAC

                                       Deferred & Payout                          Traditional Life &
     ($ IN MILLIONS)                       Annuities            UL & COLI               Other              Total
     -------------------------------- -------------------- --------------------- --------------------- ---------------
     Balance January 1, 2003                  $1,353              $  578                 $2,005             $3,936

     Deferred expenses & other                   340                 221                    399                960
     Amortization expense                       (212)                (33)                  (256)              (501)
                                      -------------------- --------------------- --------------------- ---------------

     Balance December 31, 2003                 1,481                 766                  2,148              4,395

     Deferred expenses & other                   448                 342                    413              1,203
     Amortization expense                       (273)                (51)                  (269)              (593)
     Underlying lapse and interest
         rate adjustment                         (17)                  -                      -                (17)
     Pattern of estimated gross
         profit adjustment                         -                 (39)                     -                (39)
                                      -------------------- --------------------- --------------------- ---------------
     Balance December 31, 2004                $1,639              $1,018                 $2,292             $4,949
     -------------------------------- -------------------- --------------------- --------------------- ---------------

VALUE OF INSURANCE IN FORCE

The value of insurance in force totaled $97 million and $112 million at December 31, 2004 and 2003, respectively, and is included in other assets. Amortization expense on the value of insurance in force was $14 million, $18 million and $25 million for the year ended December 31, 2004, 2003 and 2002, respectively. Amortization expense related to the value of insurance in force is estimated to be $16 million in 2005, $15 million in 2006, $13 million in 2007, $9 million in 2008 and $7 million in 2009.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

6.   DEPOSIT FUNDS AND RESERVES

At December 31, 2004 and December 31, 2003, the Company had $48.2 billion and $43.5 billion of life and annuity deposit funds and reserves, respectively, as follows:

($ IN MILLIONS)                         December 31, 2004   December 31, 2003
Subject to discretionary withdrawal:
    With fair value adjustments              $ 7,541             $ 6,974
    Subject to surrender charges               4,852               6,057
    Surrenderable without charge               8,105               5,756
                                             -------             -------
    Total                                    $20,498             $18,787

Not subject to discretionary withdrawal:     $27,730             $24,693
                                             -------             -------
    Total                                    $48,228             $43,480
                                             =======             =======

Average surrender charges included in the subject to surrender charge category above are 6.5% and 5.0%, respectively. In addition, during the payout phase, these funds are credited at significantly reduced interest rates. There are $519 million and $550 million of life insurance reserves included in surrenderable without charge at December 31, 2004 and December 31, 2003, respectively. The life insurance risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent for long-term policyholders. Insurance liabilities that are surrendered or withdrawn from the Company are reduced by outstanding policy loans and related accrued interest prior to payout.

Included in contractholder funds and in the preceding paragraph are GICs totaling $14.2 billion. These GICs have a weighted average interest rate of 4.23% and scheduled maturities are as follows:

($ IN MILLIONS)         FIXED GIC        VARIABLE GIC            TOTAL
                      -------------- ------------------- ----------------------
2005                     $ 1,237            $4,006             $ 5,243
2006                       1,862                 -               1,862
2007                       1,561                 -               1,561
2008                       1,343                 -               1,343
2009                       1,393                 -               1,393
2010 and thereafter        2,835                 -               2,835
                         -------            ------             -------
          Total          $10,231            $4,006             $14,237
                         =======            ======             =======

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

7.   FEDERAL INCOME TAXES

EFFECTIVE TAX RATE

 ($ IN MILLIONS)
------------------------------------ -------------- -------------- -------------
FOR THE YEAR ENDED DECEMBER 31,          2004           2003          2002
------------------------------------ -------------- -------------- -------------
Income before federal income taxes       $2,083        $1,829        $1,503
Statutory tax rate                           35%           35%           35%
------------------------------------ -------------- -------------- -------------
Expected federal income taxes               729           640           526
Tax effect of:
     Non-taxable investment income          (93)          (91)          (62)
     Tax reserve release                    (23)          (79)          (43)
     Other, net                             (11)            1             -
------------------------------------ -------------- -------------- -------------
Federal income taxes                       $602          $471          $421
==================================== ============== ============== =============
Effective tax rate                           29%           26%           28%
------------------------------------ -------------- -------------- -------------
COMPOSITION OF FEDERAL INCOME TAXES
Current:
     United States                         $530          $330          $217
     Foreign                                 33            30            19
------------------------------------ -------------- -------------- -------------
     Total                                  563           360           236
------------------------------------ -------------- -------------- -------------
Deferred:
     United States                           40           108           182
     Foreign                                 (1)            3             3
------------------------------------ -------------- -------------- -------------
     Total                                   39           111           185
------------------------------------ -------------- -------------- -------------
Federal income taxes                       $602          $471          $421
==================================== ============== ============== =============

Additional tax benefits (expense) attributable to employee stock plans allocated directly to shareholder's equity for the years ended December 31, 2004, 2003 and 2002 were $3 million, $3 million and $(17) million, respectively.

The net deferred tax liability at December 31, 2004 and 2003 was comprised of the tax effects of temporary differences related to the following assets and liabilities:

--------------------------------------------- ----------------- ---------------
($ IN MILLIONS)                                          2004          2003
--------------------------------------------- ----------------- ---------------
Deferred Tax Assets:
     Benefit, reinsurance and other reserves             $629           $574
     Operating lease reserves                              47             52
     Employee benefits                                    195            201
     Other                                                232            392
--------------------------------------------- ----------------- ---------------
           Total                                        1,103          1,219
--------------------------------------------- ----------------- ---------------
Deferred Tax Liabilities:
     Deferred acquisition costs and
       value of insurance in force                     (1,365)        (1,225)
     Investments, net                                  (1,809)        (1,795)
     Other                                               (149)          (229)
--------------------------------------------- ----------------- ---------------
            Total                                      (3,323)        (3,249)
--------------------------------------------- ----------------- ---------------
Net Deferred Tax Liability                            $(2,220)       $(2,030)
--------------------------------------------- ----------------- ---------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

The Company and its subsidiaries file a consolidated federal income tax return with Citigroup. Federal income taxes are allocated to each member of the consolidated group, according to a Tax Sharing Agreement (the Agreement), on a separate return basis adjusted for credits and other amounts required by the Agreement.

TIC had $325 million and $52 million payable to Citigroup at December 31, 2004 and 2003, respectively, related to the Agreement.

At December 31, 2004 and 2003, the Company had no ordinary or capital loss carryforwards.

The policyholders' surplus account, which arose under prior tax law, is generally that portion of the gain from operations that has not been subjected to tax, plus certain deductions. The balance of this account is approximately $932 million. At current rates the maximum amount of such tax would be approximately $326 million. Income taxes are not provided for on this amount because under current U.S. tax rules such taxes will become payable only to the extent such amounts are distributed as a dividend or exceed limits prescribed by federal law. The 2004 Tax Act provides that this account can be reduced directly by distributions made by the life insurance subsidiaries in 2005 and 2006. The Company intends to make sufficient distributions to eliminate this account within the timeframe permitted under the Act.

8.   SHAREHOLDER'S EQUITY

SHAREHOLDER'S EQUITY AND DIVIDEND AVAILABILITY

The Company's statutory net income, which includes the statutory net income of all insurance subsidiaries, was $842 million, $1,104 million and $256 million for the years ended December 31, 2004, 2003 and 2002, respectively. The Company's statutory capital and surplus was $7.9 billion and $7.6 billion at December 31, 2004 and 2003, respectively.

The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to its parent without prior approval of insurance regulatory authorities. A maximum of $908 million is available by the end of the year 2005 for such dividends without prior approval of the State of Connecticut Insurance Department, depending upon the amount and timing of the payments. TIC has requested approval to effect certain of the distributions described in Note 17 as an extraordinary dividend. See Note 17. In accordance with the Connecticut statute, TLAC may not pay dividends during 2005 without prior approval of the State of Connecticut Insurance Department. Primerica may pay up to $263 million to TIC in 2005 without prior approval of the Commonwealth of Massachusetts Insurance Department. The Company paid dividends of $773 million, $545 million and $586 million in 2004, 2003 and 2002, respectively.

The Company's 2004 dividends were paid in the following amounts: $467.5 million on March 30; $152.5 million on June 30; and $152.5 million on September 30. Due to the timing of the payments, these dividends were considered extraordinary.

In addition to the aforementioned quarterly dividends, the Company also made a dividend consisting of all the issued and outstanding shares of TLARC on December 15, 2004. TLARC was valued at $250,000 and was considered to be an ordinary dividend. See Notes 4 and 13 for further discussion of TLARC.

In December 2004, the Company requested and received prior approval from the State of Connecticut Insurance Department to pay an extraordinary dividend on January 3, 2005. Under Connecticut law, the ordinary dividend limitation amount is based upon the cumulative total of all dividend payments made within

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

the preceding twelve months. The Company's proposed dividend payment of $302.5 million payable on January 3, 2005 exceeded the ordinary dividend limitation by approximately $167 million, based on the 2005 dividend limit of $908 million. The State of Connecticut Insurance Department approved the request on December 19, 2004. TIC paid the dividend to its parent on January 3, 2005.

ACCUMULATED OTHER CHANGES IN EQUITY FROM NONOWNER SOURCES, NET OF TAX

Changes in each component of Accumulated Other Changes in Equity from Nonowner Sources were as follows:


                                                  NET UNREALIZED                                             ACCUMULATED OTHER
                                                     GAIN/LOSS      FOREIGN CURRENCY        DERIVATIVE       CHANGES IN EQUITY
($ IN MILLIONS)                                    ON INVESTMENT       TRANSLATION        INSTRUMENTS AND      FROM NONOWNER
                                                    SECURITIES         ADJUSTMENTS      HEDGING ACTIVITIES        SOURCES
------------------------------------------------- ---------------- -------------------- -------------------- -------------------
BALANCE, JANUARY 1, 2002                                $186                $(3)              $(109)                 $74
Unrealized gains on investment securities,
   net of tax of $167                                    308                  -                  -                   308
Add: Reclassification adjustment for losses
   included in net income, net of tax of $(78)           144                  -                  -                   144
Foreign currency translation adjustment, net
   Of tax of $2                                           -                   3                  -                     3
Less: Derivative instrument hedging activity
   losses, net of tax of $(42)                            -                   -                 (75)                 (75)
------------------------------------------------- ---------------- -------------------- -------------------- -------------------
PERIOD CHANGE                                            452                  3                 (75)                 380
------------------------------------------------- ---------------- -------------------- -------------------- -------------------
BALANCE, DECEMBER 31, 2002                               638                  -                (184)                 454
Unrealized gains on investment securities,
   net of tax of $414                                    805                  -                   -                  805
Add: Reclassification adjustment for losses
   included in net income, net of tax of $(6)             12                  -                   -                   12
Foreign currency translation adjustment, net
  of tax of $3                                             -                  4                   -                    4
Add: Derivative instrument hedging activity
   gains, net of tax of $46                                -                  -                  85                   85
------------------------------------------------- ---------------- -------------------- -------------------- -------------------
PERIOD CHANGE                                            817                  4                  85                  906
------------------------------------------------- ---------------- -------------------- -------------------- -------------------
BALANCE, DECEMBER 31, 2003                             1,455                  4                 (99)               1,360
------------------------------------------------- ---------------- -------------------- -------------------- -------------------
Unrealized gains on investment securities,
   net of tax of $58                                    139                   -                   -                  139
Less: Reclassification adjustment for gains
   included in net income, net of tax of $1              (1)                  -                   -                   (1)
Foreign currency translation adjustment, net
   Of tax of $0                                           -                   1                   -                    1
Add: Derivative instrument hedging activity
   gains, net of tax of $53                                -                  -                  98                   98
------------------------------------------------- ---------------- -------------------- -------------------- -------------------
PERIOD CHANGE                                            138                  1                  98                  237
------------------------------------------------- ---------------- -------------------- -------------------- -------------------
BALANCE, DECEMBER 31, 2004                            $1,593                 $5                $ (1)              $1,597
------------------------------------------------- ---------------- -------------------- -------------------- -------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

9.   BENEFIT PLANS

PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by Citigroup. The Company's share of the expense related to this plan was insignificant in 2004, 2003 and 2002.

The Company also participates in a non-qualified, noncontributory defined benefit pension plan sponsored by Citigroup. During 2002, the Company assumed Travelers Property Casualty Corporation's (TPC) share of the non-qualified pension plan related to inactive employees of the former Travelers Insurance entities as part of the TPC spin-off. See Note 14. The Company's share of net expense for this plan was insignificant for 2004, 2003 and 2002.

In addition, the Company provides certain other postretirement benefits to retired employees through a plan sponsored by Citigroup. The Company assumed TPC's share of the postretirement benefits related to inactive employees of the former Travelers Insurance entities during 2002 as part of the TPC spin-off. The Company's share of net expense for the other postretirement benefit plans was $28 million in both 2004 and 2003 and $18 million in 2002.

401(k) SAVINGS PLAN

Substantially all of the Company's employees are eligible to participate in a 401(k) savings plan sponsored by Citigroup. The Company's expenses in connection with the 401(k) savings plan were not significant in 2004, 2003 and 2002. See
Note 13.

10.  LEASES

Most leasing functions for the Company are administered by a Citigroup subsidiary. Net rent expense for the Company was $22 million, $21 million, and $24 million in 2004, 2003 and 2002, respectively.

-------------------------- ----------------------- ---------------------
YEAR ENDING DECEMBER 31,      MINIMUM OPERATING       MINIMUM CAPITAL
($ IN MILLIONS)                RENTAL PAYMENTS        RENTAL PAYMENTS
-------------------------- ----------------------- ---------------------
2005                                $ 51                    $ 5
2006                                  58                      5
2007                                  58                      6
2008                                  56                      6
2009                                  48                      6
Thereafter                            31                     12
-------------------------- ----------------------- ---------------------
Total Rental Payments               $302                    $40
========================== ======================= =====================

Future sublease rental income of approximately $54 million will partially offset these commitments. Also, the Company will be reimbursed for 50%, totaling $120 million through 2011, of the rental expense for a particular lease by an affiliate.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

11.  DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments, including financial futures contracts, swaps, interest rate caps, options and forward contracts, as a means of hedging exposure to interest rate changes, equity price changes, credit and foreign currency risk. The Company also uses derivative financial instruments to enhance portfolio income and replicate cash market investments. The Company, through Tribeca Citigroup Investments Ltd., holds and issues derivative instruments in conjunction with these investment strategies designed to enhance portfolio returns.

The Company uses exchange traded financial futures contracts to manage its exposure to changes in interest rates that arise from the sale of certain insurance and investment products, or the need to reinvest proceeds from the sale or maturity of investments. In addition, the Company enters into interest rate futures contracts in connection with macro hedges intended to reduce interest rate risk by adjusting portfolio duration. To hedge against adverse changes in interest rates, the Company enters long or short positions in financial futures contracts, which offset asset price changes resulting from changes in market interest rates until an investment is purchased, or a product is sold. Futures contracts are commitments to buy or sell at a future date a financial instrument, at a contracted price, and may be settled in cash or through delivery.

The Company uses equity option contracts to manage its exposure to changes in equity market prices that arise from the sale of certain insurance products. To hedge against adverse changes in the equity market prices, the Company enters long positions in equity option contracts with major financial institutions. These contracts allow the Company, for a fee, the right to receive a payment if the Standard and Poor's 500 Index falls below agreed upon strike prices.

Currency option contracts are used on an ongoing basis to hedge the Company's exposure to foreign currency exchange rates that result from the Company's direct foreign currency investments. To hedge against adverse changes in exchange rates, the Company enters into contracts that give it the right, but not the obligation, to sell the foreign currency within a limited time at a contracted price that may also be settled in cash, based on differentials in the foreign exchange rate. These contracts cannot be settled prior to maturity.

The Company enters into interest rate swaps in connection with other financial instruments to provide greater risk diversification and better match the cash flows from assets and related liabilities. In addition, the Company enters into interest rate swaps in connection with macro hedges intended to reduce interest rate risk by adjusting portfolio duration. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed upon notional principal amount. The Company also enters into basis swaps in which both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date.

The Company enters into currency swaps in connection with other financial instruments to provide greater risk diversification and better match assets purchased in U.S. Dollars with a corresponding liability originated in a foreign currency. Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, foreign currency for U.S. Dollars. Generally, there is an exchange of foreign currency for U.S. Dollars at the outset of the contract based upon prevailing foreign exchange rates. Swap agreements are not exchange traded so they are subject to the risk of default by the counterparty.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

The Company enters into interest rate caps in connection with other financial instruments to provide greater risk diversification and better match assets and liabilities. In addition, the Company enters into interest rate caps in connection with macro hedges intended to reduce interest rate risk by adjusting portfolio duration. Under interest rate caps, the Company pays a premium and is entitled to receive cash payments equal to the excess of the market interest rates over the strike prices multiplied by the notional principal amount. Interest rate cap agreements are not exchange traded so they are subject to the risk of default by the counterparty.

Forward contracts are used on an ongoing basis to hedge the Company's exposure to foreign currency exchange rates that result from the net investment in the Company's Canadian operations as well as direct foreign currency investments. To hedge against adverse changes in exchange rates, the Company enters into contracts to exchange foreign currency for U.S. Dollars with major financial institutions. These contracts cannot be settled prior to maturity. At the maturity date the Company must purchase the foreign currency necessary to settle the contracts.

The Company enters into credit default swaps in conjunction with a fixed income investment to reproduce the investment characteristics of a different investment. The Company will also enter credit default swaps to reduce exposure to certain corporate debt security investment exposures that it holds. Under credit default swaps, the Company agrees with other parties to receive or pay, at specified intervals, fixed or floating rate interest amounts calculated by reference to an agreed notional principal amount in exchange for the credit default risk of a specified bond. Swap agreements are not exchange traded so they are subject to the risk of default by the counterparty.

Several of the Company's hedging strategies do not qualify or are not designated as hedges for accounting purposes. This can occur when the hedged item is carried at fair value with changes in fair value recorded in earnings, the derivative contracts are used in a macro hedging strategy, the hedge is not expected to be highly effective, or structuring the hedge to qualify for hedge accounting is too costly or time consuming.

The Company monitors the creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance sheet financial instruments. The controls include credit approvals, credit limits and other monitoring procedures. Additionally, the Company enters into collateral agreements with its derivative counterparties. As of December 31, 2004, the Company held collateral under these contracts amounting to approximately $813.0 million.

The table below provides a summary of the notional and fair value of derivatives by type:


($ IN MILLIONS)                                       DECEMBER 31, 2004                      DECEMBER 31, 2003
                                                                 FAIR VALUE                           FAIR VALUE
                                                          -------------------------             ------------------------
                                             Notional                               Notional
DERIVATIVE TYPE                               Amount        Assets    Liabilities     Amount     Assets    Liabilities
                                           -------------- ----------- ------------- ----------- ---------- -------------
Interest rate, equity and currency
   swaps                                        $8,926.0      $910.4        $158.7    $7,422.3     $685.7        $178.9
Financial futures                                1,421.0            -            -       790.2          -             -
Interest rate and equity options                 1,354.8       189.1             -       754.4      182.1             -
Currency forwards                                  510.1           -           8.9       352.4        0.3           7.3
Credit derivatives                                 427.4         4.1           3.4       209.5        5.2           0.6
Interest rate caps                                 117.5         3.1             -           -          -             -
                                           -------------- ----------- ------------- ----------- ---------- -------------
          TOTAL                                $12,756.8    $1,106.7        $171.0    $9,528.8     $873.3        $186.8
                                           -------------- ----------- ------------- ----------- ---------- -------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

The following table summarizes certain information related to the Company's hedging activities for the years ended December 31, 2004 and 2003:


                                                 Year Ended               Year Ended
  In millions of dollars                      December 31, 2004       December 31, 2003
  ---------------------------------------- ------------------------ -----------------------
  Hedge ineffectiveness recognized
      related to fair value hedges               $(33.2)                      $(23.2)

  Hedge ineffectiveness recognized
      related to cash flow hedges                   6.1                         (3.4)

  Net loss recorded in accumulated
      other changes in equity from
      nonowner sources related to
      net investment hedges                        (0.6)                       (33.6)

  Net loss from economic
      hedges recognized in earnings               (20.1)                        (1.6)


During the years ended December 31, 2004 and 2003 there were no discontinued forecasted transactions. The amount expected to be reclassified from accumulated other changes in equity from nonowner sources into pre-tax earnings within twelve months from December 31, 2004 is $(76.1) million.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company issues fixed and variable rate loan commitments and has unfunded commitments to partnerships and joint ventures. All of these commitments are to unaffiliated entities. The off-balance sheet risk of fixed and variable rate loan commitments was $375.5 million and $253.5 million at December 31, 2004 and 2003, respectively. The Company had unfunded commitments of $1,075.8 million and $527.8 million to these partnerships at December 31, 2004 and 2003, respectively.

FAIR VALUE OF CERTAIN FINANCIAL INSTRUMENTS

The Company uses various financial instruments in the normal course of its business. Certain insurance contracts are excluded by SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," and therefore are not included in the amounts discussed.

At December 31, 2004 and 2003, investments in fixed maturities had a carrying value and a fair value of $47.7 billion and $42.3 billion, respectively. See Notes 1 and 3.

At December 31, 2004, mortgage loans had a carrying value of $2.1 billion and a fair value of $2.2 billion and at year-end 2003 had a carrying value of $1.9 billion and a fair value of $2.0 billion. In estimating fair value, the Company used interest rates reflecting the current real estate financing market.

Included in other invested assets are 2,225 shares of Citigroup Cumulative Preferred Stock Series YYY, carried at cost of $2,225 million at December 31, 2004 and 2003, acquired as a contribution from TPC. This Series YYY Preferred Stock pays cumulative dividends at 6.767%, has a liquidation value of $1 million per

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

share and has perpetual duration, is not subject to a sinking fund or mandatory redemption but may be optionally redeemed by Citigroup at any time on or after February 27, 2022. Dividends totaling $150 million were received in both 2004 and 2003 and $125 million was received in 2002. There is no established market for this investment and it is not practicable to estimate the fair value of the preferred stock.

Included in other invested assets are 987 shares of Citigroup Cumulative Preferred Stock Series YY, carried at cost of $987 million at December 31, 2004 and 2003. This Series YY Preferred Stock pays cumulative dividends at 5.321%, has a liquidation value of $1 million per share, and has perpetual duration, is not subject to a sinking fund or mandatory redemption but may be optionally redeemed by Citigroup at any time on or after December 22, 2018. Dividends totaling $53 million were received during each of 2004, 2003 and 2002. There is no established market for this investment and it is not practicable to estimate the fair value of the preferred stock.

At December 31, 2004, contractholder funds with defined maturities had a carrying value of $15.2 billion and a fair value of $15.6 billion, compared with a carrying value and a fair value of $13.5 billion and $13.7 billion at December 31, 2003. The fair value of these contracts is determined by discounting expected cash flows at an interest rate commensurate with the Company's credit risk and the expected timing of cash flows. Contractholder funds without defined maturities had a carrying value of $14.4 billion and a fair value of $14.1 billion at December 31, 2004, compared with a carrying value of $13.1 billion and a fair value of $12.8 billion at December 31, 2003. These contracts generally are valued at surrender value.

The carrying values of $567 million and $698 million of financial instruments classified as other assets approximated their fair values at December 31, 2004 and 2003, respectively. The carrying value of $3.0 billion and $2.5 billion of financial instruments classified as other liabilities at December 31, 2004 and 2003 also approximated their fair values at both December 31, 2004 and 2003. Fair value is determined using various methods, including discounted cash flows, as appropriate for the various financial instruments.

Both the assets and liabilities of separate accounts providing a guaranteed return had a carrying value and a fair value of $350 million at December 31, 2003. This separate account was fully consolidated in 2004 per the adoption of SOP 03-1. See Note 1.

The carrying values of cash, trading securities and trading securities sold not yet purchased are carried at fair value. The carrying values of short-term securities and investment income accrued approximated their fair values. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

12.  COMMITMENTS AND CONTINGENCIES

LITIGATION

In August 1999, an amended putative class action complaint captioned LISA MACOMBER, ET AL. VS. TRAVELERS PROPERTY CASUALTY CORPORATION, ET AL. was filed in New Britain, Connecticut Superior Court against the Company, its parent corporation, certain of the Company's affiliates (collectively TLA), and the Company's former affiliate, Travelers Property Casualty Corporation. The amended complaint alleges Travelers Property Casualty Corporation purchased structured settlement annuities from the Company and spent less on the purchase of those structured settlement annuities than agreed with claimants; and that commissions paid to brokers of structured settlement annuities, including an affiliate of the Company, were paid, in part, to Travelers Property Casualty Corporation. The amended complaint was dismissed and following an appeal by plaintiff in September 2002 the Connecticut Supreme Court reversed the dismissal of several of the plaintiff's

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

claims. On May 26, 2004, the Connecticut Superior Court certified a nation wide class action. The class action claims against TLA are violation of the Connecticut Unfair Trade Practice Statute, unjust enrichment and civil conspiracy. On June 15, 2004, the Defendants, including TLA, appealed the Connecticut Superior Court's May 26, 2004 class certification order.

In 2003 and 2004, several issues in the mutual fund and variable insurance product industries have come under the scrutiny of federal and state regulators. Like many other companies in our industry, the Company has received a request for information from the Securities and Exchange Commission (SEC) and a subpoena from the New York Attorney General regarding market timing and late trading. During 2004 the SEC requested additional information about the Company's variable product operations on market timing, late trading and revenue sharing, and the SEC, the National Association of Securities Dealers and the New York Insurance Department have made inquiries into these issues and other matters associated with the sale and distribution of insurance products. In addition, like many insurance companies and agencies, in 2004 and 2005 the Company received inquiries from certain state Departments of Insurance regarding producer compensation and bidding practices. The Company is cooperating fully with all of these requests and is not able to predict their outcomes.

In addition, the Company is a defendant or co-defendant in various other litigation matters in the normal course of business. These include civil actions, arbitration proceedings and other matters arising in the normal course of business out of activities as an insurance company, a broker and dealer in securities or otherwise.

In the opinion of the Company's management, the ultimate resolution of these legal and regulatory proceedings would not be likely to have a material adverse effect on the Company's consolidated financial condition or liquidity, but, if involving monetary liability, may be material to the Company's operating results for any particular period.

OTHER

The Company is a member of the Federal Home Loan Bank of Boston (the Bank), and in this capacity has entered into a funding agreement (the agreement) with the Bank where a blanket lien has been granted to collateralize the Bank's deposits. The Company maintains control of these assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. The agreement further states that upon any event of default, the Bank's recovery is limited to the amount of the member's outstanding funding agreement. The amount of the Company's liability for funding agreements with the Bank as of December 31, 2004 is $1.1 billion, included in contractholder funds. The Company holds $60.3 million of common stock of the Bank, included in equity securities.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

The Company has provided a guarantee on behalf of Citicorp International Life Insurance Company, Ltd. (CILIC), an affiliate. The Company has guaranteed to pay claims up to $1 billion of life insurance coverage for CILIC. This guarantee takes effect if CILIC cannot pay claims because of insolvency, liquidation or rehabilitation. Life insurance coverage in force under this guarantee at December 31, 2004 is $466 million. The Company does not hold any collateral related to this guarantee.

13.  RELATED PARTY TRANSACTIONS

Citigroup and certain of its subsidiaries provide investment management and accounting services, payroll, internal auditing, benefit management and administration, property management and investment technology services to the Company as of December 31, 2004. The Company paid Citigroup and its subsidiaries $41.0 million, $55.3 million and $56.9 million in 2004, 2003 and 2002, respectively, for these services. The amounts due to affiliates related to these services, included in other liabilities at December 31, 2004 and 2003, were insignificant.

The Company has received reimbursements from Citigroup and its affiliates related to the Company's increased benefit and lease expenses after the TPC spin-off. See Note 14. These reimbursements totaled $27.4 million, $34.3 million and $15.5 million in 2004, 2003 and 2002, respectively.

The Company maintains a short-term investment pool in which its insurance affiliates participate. The position of each company participating in the pool is calculated and adjusted daily. At December 31, 2004 and 2003, the pool totaled approximately $4.1 billion and $3.8 billion, respectively. The Company's share of the pool amounted to $3.3 billion at both December 31, 2004 and 2003, and is included in short-term securities in the consolidated balance sheets.

At December 31, 2004 and 2003, the Company had outstanding loaned securities to an affiliate, Citigroup Global Markets, Inc. (CGMI), of $361.5 million and $238.5 million, respectively.

Included in other invested assets is a $3.2 billion investment in Citigroup Preferred Stock at December 31, 2004 and 2003, carried at cost. Dividends received on these investments were $203 million in both 2004 and 2003 and $178 million in 2002. See Notes 11 and 17.

The Company had investments in an affiliated joint venture, Tishman Speyer, in the amount of $92.9 million and $166.3 million at December 31, 2004 and 2003, respectively. Income of $54.2 million, $18.6 million and $99.7 million was earned on these investments in 2004, 2003 and 2002, respectively.

The Company also had an investment in Greenwich Street Capital Partners I, an affiliated private equity investment, in the amount of $45.3 million and $48.3 million at December 31, 2004 and 2003, respectively. Income of $4.5 million, $33.9 million and $0 were earned on this investment in 2004, 2003 and 2002, respectively.

In the ordinary course of business, the Company purchases and sells securities through affiliated broker-dealers, including SB. These transactions are conducted on an arm's-length basis. Amounts due to SB were $363.7 million and $134.4 million at December 31, 2004 and 2003, respectively.

The Company markets deferred annuity products and life insurance through its affiliate, Smith Barney (SB), a division of CGMI. Annuity deposits related to these products were $877 million, $835 million, and $1.0 billion in 2004, 2003 and 2002, respectively. Life

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

premiums were $137.5 million, $114.9 million and $109.7 million in 2004, 2003 and 2002, respectively. Commissions and fees paid to SB were $71.9 million, $70.3 million and $77.0 million in 2004, 2003 and 2002, respectively.

The Company also markets individual annuity and life insurance through CitiStreet Retirement Services, a division of CitiStreet LLC, (CitiStreet), a joint venture between Citigroup and State Street Bank. Deposits received from CitiStreet were $1.5 billion, $1.4 billion and $1.6 billion in 2004, 2003 and 2002, respectively. Commissions and fees paid to CitiStreet were $45.9 million, $52.9 million and $54.0 million in 2004, 2003 and 2002, respectively.

The Company markets individual annuity products through an affiliate Citibank, N.A. (together with its subsidiaries, Citibank). Deposits received from Citibank were $525 million, $357 million and $321 million in 2004, 2003 and 2002, respectively. Commissions and fees paid to Citibank were $44.3 million, $29.8 million and $24.0 million in 2004, 2003 and 2002, respectively.

Primerica Financial Services, Inc. (PFS), an affiliate, is a distributor of products for TLA. PFS or its affiliates sold $983 million, $714 million and $787 million of individual annuities in 2004, 2003 and 2002, respectively. Commissions and fees paid to PFS were $75.4 million, $58.1 million and $60.4 million in 2004, 2003 and 2002, respectively.

Primerica Life has entered into a General Agency Agreement with PFS that provides that PFS will be Primerica Life's general agent for marketing all insurance of Primerica Life. In consideration of such services, Primerica Life agreed to pay PFS marketing fees of no less than $10 million per year based upon U.S. gross direct premiums received by Primerica Life. The fees paid by Primerica Life were $15 million in 2004 and $12.5 million in each of 2003 and 2002.

During 2004 TLARC was established as a pure captive to reinsure 100% of the statutory based risk associated with universal life contracts. Statutory premiums paid by the Company to TLARC totaled $1,071 million in 2004. Ceding commissions and experience refunds paid by TLARC to the Company totaled $1,054 million in 2004. The net amount paid was $17 million and reported as a reduction of other income. See Note 4.

TIC has made a solvency guarantee for an affiliate, CILIC. See Note 12.

The Company participates in a stock option plan sponsored by Citigroup that provides for the granting of stock options in Citigroup common stock to officers and other employees. To further encourage employee stock ownership, Citigroup introduced the WealthBuilder stock option program during 1997 and the Citigroup Ownership Program in 2001. Under these programs, all employees meeting established requirements have been granted Citigroup stock options. During 2001, Citigroup introduced the Citigroup 2001 Stock Purchase Program for new employees, which allowed eligible employees of Citigroup, including the Company's employees, to enter into fixed subscription agreements to purchase shares at the market value on the date of the agreements. During 2003 Citigroup introduced the Citigroup 2003 Stock Purchase Program, which allowed eligible employees of Citigroup, including the Company's employees, to enter into fixed subscription agreements to purchase shares at the lesser of the market value on the first date of the offering period or the market value at the close of the offering period. Enrolled employees are permitted to make one purchase prior to the expiration date. The Company's charge to income for these plans was insignificant in 2004, 2003 and 2002.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

The Company also participates in the Citigroup Capital Accumulation Program. Participating officers and other employees receive a restricted stock award in the form of Citigroup common stock. These restricted stock awards generally vest after a three-year period and, except under limited circumstances, the stock can not be sold or transferred during the restricted period by the participant, who is required to render service to the Company during the restricted period. The Company's charge to income for this program was insignificant in 2004, 2003 and 2002.

Unearned compensation expense associated with the Citigroup restricted common stock grants, which represents the market value of Citigroup's common stock at the date of grant, is included in other assets in the consolidated balance sheet and is recognized as a charge to income ratably over the vesting period. The Company's charge to income was insignificant during 2004, 2003 and 2002.

14.  TRAVELERS PROPERTY CASUALTY SPIN-OFF

On April 1, 2004 TPC merged with a subsidiary of The St. Paul Companies to form St. Paul Travelers.

On March 27, 2002, TPC, the Company's parent at December 31, 2001, completed its IPO. On August 20, 2002, Citigroup made a tax-free distribution to its stockholders of a majority portion of its remaining interest in TPC. In 2002, prior to the IPO the following transactions occurred:

     o The common stock of the Company was distributed by TPC to CIHC so the Company would remain an indirect wholly owned subsidiary of Citigroup.

     o The Company sold its home office buildings in Hartford, Connecticut and a building housing TPC's information systems in Norcross, Georgia to TPC for $68 million.

     o TLA Holdings LLC, a non-insurance subsidiary valued at $142 million, was contributed to the Company by TPC.

     o The Company assumed pension, postretirement and post employment benefits payable to all inactive employees of the former Travelers Insurance entities and received $189 million of cash and other assets from TPC to offset these benefit liabilities. In March 2003, TPC paid the Company $22.6 million as a settlement for these benefit-related liabilities.

     o The Company received 2,225 shares of Citigroup's 6.767% Cumulative Preferred Stock, Series YYY, with a par value of $1.00 per share and a liquidation value of $1 million per share as a contribution from TPC.

In connection with the TPC IPO and distribution, the Company's additional paid-in capital increased $1,596 million during 2002 as follows:

     ($ IN MILLIONS)

     Citigroup Series YYY Preferred Stock                     $2,225
     TLA Holdings LLC                                            142
     Cash and other assets                                       189
     Pension, postretirement, and post-
           employment benefits payable                          (279)
     Deferred tax assets                                          98
     Deferred tax liabilities                                   (779)
                                                              --------
                                                              $1,596
                                                              ========

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

At December 31, 2001, TPC and its subsidiaries were affiliates of the Company and provided certain services to the Company. These services included data processing, facilities management, banking and financial functions, benefits administration and others. During 2002, the Company began phasing out these services. The Company paid TPC $4.9 million and $33.6 million in 2003 and 2002, respectively, for these services. In 2004, The Company did not receive these services.

The Company has a license from St. Paul Travelers to use the names "Travelers Life & Annuity," "The Travelers Insurance Company," "The Travelers Life and Annuity Company" and related names in connection with the Company's business.

15.  RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

The following table reconciles net income to net cash provided by operating activities:


-------------------------------------------------- ------------ ------------ ------------
FOR THE YEAR ENDED DECEMBER 31,                       2004         2003         2002
($ IN MILLIONS)
-------------------------------------------------- ------------ ------------ ------------
Net Income                                           $1,481       $1,358       $1,082
    Adjustments to reconcile net income to net
    cash provided by operating activities:
       Realized (gains) losses                          (16)         (37)         322
       Deferred federal income taxes                     (9)          58          185
       Amortization of deferred policy
         acquisition costs                              649          501          393
       Additions to deferred policy acquisition
         costs                                       (1,203)        (960)        (879)
       Investment income                                106         (503)        (119)
       Premium balances                                  (8)           8           (7)
       Insurance reserves and accrued expenses          604          832          493
       Other                                            (79)        (443)        (402)
-------------------------------------------------- ------------ ------------ ------------
Net cash provided by operations                      $1,525         $814       $1,068
-------------------------------------------------- ------------ ------------ ------------


16.  NON-CASH INVESTING AND FINANCING ACTIVITIES

In 2004, significant non-cash investing and financing activities include the minority interest reversal of joint ventures held by TPC in the amount of $(58) million. In 2003, these activities include the acquisition of real estate through foreclosures of mortgage loans amounting to $53 million and the inclusion of the TPC minority interest in joint ventures in the amount of $63 million. In 2002, these activities include the contribution of $2,225 million of Citigroup YYY Preferred Stock and related deferred tax liability of $779 million; a $17 million COLI asset and $98 million deferred tax asset related to the transfer of $279 million of pension and postretirement benefits, transferred for $172 million cash; and the contribution of a non-insurance company, TLA Holdings, LLC, for $142 million.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

17.  SUBSEQUENT EVENT

On January 31, 2005, Citigroup announced that it had agreed to sell TIC, including TLAC and certain other domestic and international insurance businesses (the Life Insurance and Annuity Businesses) to MetLife, Inc. (MetLife) pursuant to an Acquisition Agreement (the Agreement). The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Citigroup currently anticipates that the intended sale would be completed during this summer.

The Company's Primerica segment and certain other assets will remain with Citigroup. Accordingly, prior to the closing, TIC will distribute to its parent company by way of dividend (i) all of the outstanding shares of common stock of the Company's 100% owned subsidiary, Primerica Life Insurance Company (Primerica
Life), (ii) all shares of Citigroup's Series YYY and Series YY preferred stock held by the Company and (iii) certain other assets, including certain assets and liabilities related to the Company's share of the non-qualified pension plan, and post retirement benefits related to inactive employees of the former Travelers Insurance entities, assumed during Citigroup's 2002 spin-off of the Travelers Property Casualty operations (collectively, the Dispositions). The Dispositions require certain regulatory approvals.

Subject to closing adjustments described in the Agreement, the contemplated sale price would be $11.5 billion.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder
The Travelers Insurance Company:

Under date of March 28, 2005, we reported on the consolidated balance sheets of The Travelers Insurance Company and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 2004, which are included in the Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules as listed in the accompanying index. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its methods of accounting and reporting for certain nontraditional long-duration contracts and for separate accounts in 2004, variable interest entities in 2003, and for goodwill and intangible assets in 2002.

/s/KPMG LLP

Hartford, Connecticut
March 28, 2005

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                                   SCHEDULE I
       SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2004
                                 ($ IN MILLIONS)

---------------------------------------------------------------------- -------------- -------------- ------------------------
TYPE OF INVESTMENT                                                                                       AMOUNT SHOWN IN
                                                                           COST           VALUE          BALANCE SHEET(1)
---------------------------------------------------------------------- -------------- -------------- ------------------------
Fixed Maturities:
     Bonds:
         U.S. Government and government agencies and
           authorities                                                      $6,582         $6,840              $6,840
         States, municipalities and political subdivisions                     364            404                 404
         Foreign governments                                                   847            927                 927
         Public utilities                                                    2,516          2,710               2,710
         Convertible bonds and bonds with warrants attached                    228            245                 245
         All other corporate bonds                                          34,601         36,373              36,373
---------------------------------------------------------------------- -------------- -------------- ------------------------
              Total Bonds                                                   45,138         47,499              47,499
     Redeemable preferred stocks                                               176            216                 216
---------------------------------------------------------------------- -------------- -------------- ------------------------
         Total Fixed Maturities                                             45,314         47,715              47,715
---------------------------------------------------------------------- -------------- -------------- ------------------------
Equity Securities:
     Common Stocks:
         Banks, trust and insurance companies                                   13             17                  17
         Industrial, miscellaneous and all other                               140            177                 177
---------------------------------------------------------------------- -------------- -------------- ------------------------
              Total Common Stocks                                              153            194                 194
     Nonredeemable preferred stocks                                            169            173                 173
---------------------------------------------------------------------- -------------- -------------- ------------------------
         Total Equity Securities                                               322            367                 367
---------------------------------------------------------------------- -------------- -------------- ------------------------
Mortgage Loans                                                               2,124                              2,124
Real Estate Held For Sale                                                       37                                 37
Policy Loans                                                                 1,121                              1,121
Short-Term Securities                                                        3,731                              3,731
Trading Securities                                                           1,360                              1,360
Other Investments(2)(3)(4)                                                   1,341                              1,341
---------------------------------------------------------------------- -------------- -------------- ------------------------
         Total Investments                                                 $55,350                            $57,796
====================================================================== ============== ============== ========================


(1) Determined in accordance with methods described in Notes 1 and 3 of the Notes to Consolidated Financial Statements.

(2) Excludes $3.2 billion of Citigroup Inc. preferred stock. See Note 13 of Notes to Consolidated Financial Statements.

(3) Also excludes $415 million fair value of investment in affiliated partnership interests.

(4) Includes derivatives marked to market and recorded at fair value in the balance sheet.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                                  SCHEDULE III
                       SUPPLEMENTARY INSURANCE INFORMATION
                                 ($ IN MILLIONS)


----------------------------------- ---------------- ---------------- ----------------- ------------ --------------- ------------
                                                       FUTURE POLICY
                                       DEFERRED        BENEFITS,           OTHER POLICY
                                       POLICY          LOSSES, CLAIMS      CLAIMS AND                  NET           BENEFITS,
                                       ACQUISITION     AND LOSS            BENEFITS       PREMIUM      INVESTMENT    CLAIMS AND
                                       COSTS           EXPENSES(1)         PAYABLE        REVENUE      INCOME        LOSSES(2)
----------------------------------- ---------------- ---------------- ----------------- ------------ --------------- ------------
        2004
Travelers Life & Annuity                $2,771           $46,452             $581            $911         $3,012        $2,716
Primerica                                2,178             3,696              180           1,315            336           560
----------------------------------- ---------------- ---------------- ----------------- ------------ --------------- ------------
Total                                   $4,949           $50,148             $761          $2,226         $3,348        $3,276
=================================== ================ ================ ================= ============ =============== ============
        2003
Travelers Life & Annuity                $2,361           $42,023             $532          $1,082         $2,743        $2,816
Primerica                                2,034             3,500              161           1,245            315           534
----------------------------------- ---------------- ---------------- ----------------- ------------ --------------- ------------
Total                                   $4,395           $45,523             $693          $2,327         $3,058        $3,350
=================================== ================ ================ ================= ============ =============== ============
       2002
Travelers Life & Annuity                $2,043           $37,774             $461           $ 730         $2,646        $2,404
Primerica                                1,893             3,261              147           1,194            290           527
----------------------------------- ---------------- ---------------- ----------------- ------------ --------------- ------------
Total                                   $3,936           $41,035             $608          $1,924         $2,936        $2,931
=================================== ================ ================ ================= ============ =============== ============

----------------------------------- ------------------- ------------- ----------
                                    AMORTIZATION OF
                                    DEFERRED POLICY      OTHER
                                    ACQUISITION          OPERATING     PREMIUMS
                                    COSTS                EXPENSES      WRITTEN
----------------------------------- ------------------- ------------- ----------
        2004
Travelers Life & Annuity                  $400             $259            $911
Primerica                                  249              228           1,310
----------------------------------- ------------------- ------------- ----------
Total                                     $649             $487          $2,221
=================================== =================== ============= ==========
        2003
Travelers Life & Annuity                  $266             $240          $1,093
Primerica                                  235              219           1,251
----------------------------------- ------------------- ------------- ----------
Total                                     $501             $459          $2,344
=================================== =================== ============= ==========
       2002
Travelers Life & Annuity                  $174             $190           $ 729
Primerica                                  219              217           1,184
----------------------------------- ------------------ ------------ ------------
Total                                     $393             $407          $1,913
=================================== ================== ============ ============


(1)  Includes contractholder funds.
(2)  Includes interest credited to contractholders.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                                   SCHEDULE IV
                                   REINSURANCE
                                 ($ IN MILLIONS)

       -------------------------------------- -------------- ---------------- ---------------- ------------ ----------------
                                                                                                             PERCENTAGE OF
                                                             CEDED TO OTHER    ASSUMED FROM                 AMOUNT ASSUMED
                                              GROSS AMOUNT      COMPANIES     OTHER COMPANIES  NET AMOUNT       TO NET
       -------------------------------------- -------------- ---------------- ---------------- ------------ ----------------
     2004
       Life Insurance In Force                     $646,184        $397,411          $3,470        $252,243          1.4%

       Premiums:
            Life insurance                         $  2,609        $    460          $    1        $  2,150            -
            Accident and health insurance               305             229               -              76            -
            Property casualty                             1               1               -               -            -
                                                   --------        --------          ------        --------       ------
                Total Premiums                     $  2,915        $    690          $    1        $  2,226            -
                                                   ========        ========          ======        ========       ======
      2003
       Life Insurance In Force                     $593,006        $356,298          $3,519        $240,227          1.4%

       Premiums:
            Life insurance                         $  2,672        $    419          $    1        $  2,254            -
            Accident and health insurance               308             235               -              73            -
            Property casualty                            21              21               -               -            -
                                                   --------        --------          ------        --------       ------
                Total Premiums                     $  3,001        $    675          $    1        $  2,327            -
                                                   ========        ========          ======        ========       ======
      2002
       Life Insurance In Force                     $549,066        $321,940          $3,568        $230,694          1.5%

       Premiums:
            Life insurance                         $  2,227          $  377          $    -        $  1,850            -
            Accident and health insurance               316             242               -              74            -
            Property casualty                           109             109               -               -            -
                                                   --------        --------          ------        --------       ------
                Total Premiums                     $  2,652        $    728          $    -        $  1,924            -
                                                   ========        ========          ======        ========       ======


                       UNALLOCATED GROUP VARIABLE CONTRACT

                        TRAVELERS RETIREMENT PERSPECTIVES

                       STATEMENT OF ADDITIONAL INFORMATION

            THE TRAVELERS SEPARATE ACCOUNT QPN FOR VARIABLE ANNUITIES







                         GROUP VARIABLE ANNUITY CONTRACT
                                    ISSUED BY





                         THE TRAVELERS INSURANCE COMPANY
                                  ONE CITYPLACE
                        HARTFORD, CONNECTICUT 06103-3415









L-24400S                                                                May 2005

                                     PART C

                                OTHER INFORMATION

ITEM 24.      FINANCIAL STATEMENTS AND EXHIBITS

(a) The financial statements of the Registrant and the Report of Independent Auditors thereto are contained in the Registrant's Annual Report and are included in the Statement of Additional Information. The financial statements of the Registrant include:

       Statement of Assets and Liabilities as of December 31, 2004
       Statement of Operations for the year ended December 31, 2004
       Statement of Changes in Net Assets for the years ended December 31, 2004 and 2003
       Statement of Investments as of December 31, 2004
       Notes to Financial Statements

       The consolidated financial statements and schedules of The Travelers Insurance Company and subsidiaries and the report of Independent Auditors, are contained in the Statement of Additional Information. The consolidated financial statements of The Travelers Insurance Company and subsidiaries include:

       Consolidated Statements of Income for the years ended December 31, 2004, 2003 and 2002
       Consolidated Balance Sheets as of December 31, 2004 and 2003 Consolidated Statements of Changes in Retained Earnings and Accumulated Other Changes in Equity from Non-Owner Sources for the years ended December 31, 2004, 2003 and 2002
       Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002
       Notes to Consolidated Financial Statements
       Financial Statement Schedules.

(b)    Exhibits

     EXHIBIT
      NUMBER      DESCRIPTION
      ------      -----------

       1. Resolution of The Travelers Insurance Company Board of Directors authorizing the establishment of the Registrant. Not applicable.

       2.         Not Applicable.

       3(a). Distribution and Principal Underwriting Agreement between The Travelers Insurance Company and Travelers Distribution LLC. (Incorporated herein by reference to Exhibit 4 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-118412, filed March 4, 2005.)

       3(b) Form of Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to Post-Effective Amendment No. 2 the Registration Statement on Form N-4, File No. 333-65942 filed April 15, 2003.)

       4. Form of Variable Annuity Contract. (Incorporated herein by reference to Exhibit 4 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-118412, filed March 4, 2005.)

       5. Form of Application. (Incorporated herein by reference to Exhibit 4 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-118412, filed March 4, 2005.)

       6(a). Charter of The Travelers Insurance Company, as amended on October 19, 1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File No. 333-40193, filed November 13, 1998.)

       6(b) By-Laws of The Travelers Insurance Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 333-40193, filed November 13, 1998.)

       7.         Specimen Reinsurance Agreement. Not applicable.

       8. Form of Participation Agreements. (Incorporated herein by reference to Exhibit 8 to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, File No. 333-101778,

       9. Opinion of Counsel as to the legality of securities being registered. (Incorporated herein by reference to Exhibit 9 to the Registration Statement on Form N-4, filed August 19, 2004.)

      10. Consent of KPMG LLP, Independent Registered Public Accounting Firm. Filed herewith.

      11          Not applicable.

      12.         Not applicable.

      15.         Powers of Attorney authorizing Ernest J. Wright or Kathleen A.
                  McGah as signatory for George C. Kokulis, Glenn D. Lammey, Marla Berman Lewitus and Kathleen L. Preston (Incorporated herein by reference to Exhibit 15 to the Registration Statement on Form N-4, filed August 19, 2004.)

                  Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Edward W. Cassidy, and William P. Krivoshik. Filed herewith.

ITEM 25.      DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME AND PRINCIPAL                             POSITIONS AND OFFICES
BUSINESS ADDRESS                               WITH INSURANCE COMPANY
----------------                               ----------------------

George C. Kokulis                              Director, Chairman, President and Chief Executive Officer

Glenn D. Lammey                                Director, Senior Executive Vice President, Chief Financial Officer,
                                               Chief Accounting Officer

Kathleen L. Preston                            Director and Executive Vice President

Edward W. Cassidy                              Director and Executive Vice President

Brendan M. Lynch                               Executive Vice President

David P. Marks                                 Executive Vice President and Chief Investment Officer

Winnifred Grimaldi                             Senior Vice President

Marla Berman Lewitus                           Director, Senior Vice President and General Counsel

William P. Krivoshik                           Director, Senior Vice President and Chief Information Officer

David A. Golino                                Vice President and Controller

Donald R. Munson, Jr.                          Vice President

Mark Remington                                 Vice President

Tim W. Still                                   Vice President

Bennett Kleinberg                              Vice President

Dawn Fredette                                  Vice President

George E. Eknaian                              Vice President and Chief Actuary

Linn K. Richardson                             Second Vice President and Actuary

Paul Weissman                                  Second Vice President and Actuary

Ernest J.Wright                                Vice President and Secretary

Kathleen A. McGah                              Assistant Secretary and Deputy General Counsel


Principal Business Address:

       The Travelers Insurance Company
       One Cityplace
       Hartford, CT  06103-3415


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Incorporated herein by reference to Exhibit 16 to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, File No. 333-101778

ITEM 27.      NUMBER OF CONTRACT OWNERS

Not applicable.

ITEM 28.      INDEMNIFICATION

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.      PRINCIPAL UNDERWRITER

(a)    Travelers Distribution LLC
       One Cityplace
       Hartford, CT 06103-3415

Travelers Distribution LLC also serves as principal underwriter and distributor for the following funds: The Travelers Fund U for Variable Annuities, The Travelers Fund VA for Variable Annuities, The Travelers Fund BD for Variable Annuities, The Travelers Fund BD II for Variable Annuities, The Travelers Fund BD III for Variable Annuities, Travelers Fund BD IV for Variable Annuities, The Travelers Fund ABD for Variable Annuities, The Travelers Fund ABD II for Variable Annuities, The Travelers Separate Account PF for Variable Annuities, The Travelers Separate Account PF II for Variable Annuities, The Travelers Separate Account QP for Variable Annuities, The Travelers Separate Account TM for Variable Annuities, The Travelers Separate Account TM II for Variable Annuities, The Travelers Separate Account Five for Variable Annuities, The Travelers Separate Account Six for Variable Annuities, The Travelers Separate Account Seven for Variable Annuities, The Travelers Separate Account Eight for Variable Annuities, The Travelers Separate Account Ten for Variable Annuities, The Travelers Fund UL for Variable Life Insurance, The Travelers Fund UL II for Variable Life Insurance, The Travelers Fund UL III for Variable Life Insurance, The Travelers Variable Life Insurance Separate Account One, The Travelers Variable Life Insurance Separate Account Two, The Travelers Variable Life Insurance Separate Account Three, The Travelers Variable Life Insurance Separate Account Four, The Travelers Separate Account MGA, The Travelers Separate Account MGA II, The Travelers Growth and Income Stock Account for Variable Annuities, The Travelers Quality Bond Account for Variable Annuities, The Travelers Money Market Account for Variable Annuities, The Travelers Timed Growth and Income Stock Account for Variable Annuities, The Travelers Timed Short-Term Bond Account for Variable Annuities and The Travelers Timed Aggressive Stock Account for Variable Annuities, Citicorp Life Variable Annuity Separate Account and First Citicorp Life Variable Annuity Separate Account, TIC Separate Account Eleven for Variable Annuities, TLAC Separate Account Twelve for Variable Annuities, TIC Separate Account Thirteen for Variable Annuities, TLAC Separate Account Fourteen for Variable Annuities, TIC Variable Annuity Separate Account 2002, and TLAC Variable Annuity Separate Account 2002.

(b)    NAME AND PRINCIPAL                 POSITIONS AND OFFICES
       BUSINESS ADDRESS                   WITH UNDERWRITER
       ----------------                   ----------------

       Kathleen L. Preston                Board of Manager

       Glenn D. Lammey                    Board of Manager

       William F. Scully III              Board of Manager

       Donald R. Munson, Jr.              Board of Manager, President, Chief Executive Officer and Chief Operating
                                          Officer

       Tim W. Still                       Vice President

       Anthony Cocolla                    Vice President

       John M. Laverty                    Treasurer and Chief Financial Officer

       Stephen E. Abbey                   Chief Compliance Officer

       Alison K. George                   Director and Chief Advertising Compliance Officer

       Stephen T. Mullin                  Chief Compliance Officer

       Ernest J. Wright                   Secretary

       Kathleen A. McGah                  Assistant Secretary

       William D. Wilcox                  Assistant Secretary

* The business address for all the above is: One Cityplace, Hartford, CT 06103-3415

(c)    Not Applicable

ITEM 30.      LOCATION OF ACCOUNTS AND RECORDS

(1)    The Travelers Insurance Company
       One Cityplace
       Hartford, Connecticut 06103-3415

ITEM 31.      MANAGEMENT SERVICES

Not Applicable.

ITEM 32.      UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents:

(a). That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the City of Hartford, and State of Connecticut, on this 20th day of May, 2005.


                         THE TRAVELERS INSURANCE COMPANY
                                  (Registrant)


                         THE TRAVELERS INSURANCE COMPANY
                                   (Depositor)


                                By: *  GLENN D. LAMMEY
                                       -----------------------------------------
                                       Glenn D. Lammey, Chief Financial Officer,
                                       Chief Accounting Officer



As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on this 20th day of May, 2005.

*GEORGE C. KOKULIS                                                         Director, President and Chief Executive
---------------------------------------------------------                  Officer (Principal Executive Officer)
(George C. Kokulis)

*GLENN D. LAMMEY                                                           Director, Chief Financial Officer, Chief
---------------------------------------------------------                  Accounting Officer (Principal Financial
(Glenn D. Lammey)                                                          Officer)

*MARLA BERMAN LEWITUS                                                      Director, Senior Vice President and General
---------------------------------------------------------                  Counsel
(Marla Berman Lewitus)

*KATHLEEN L. PRESTON                                                       Director and Executive Vice President
---------------------------------------------------------
(Kathleen L. Preston)

*EDWARD W. CASSIDY                                                         Director and Executive Vice President
---------------------------------------------------------
(Edward W. Cassidy)

*WILLIAM P. KRIVOSHIK                                                      Director, Senior Vice President and Chief
---------------------------------------------------------                  Information Officer
(William P. Krivoshik)



*By:  /s/ Ernest J. Wright, Attorney-in-Fact

                                  EXHIBIT INDEX


  EXHIBIT NO.    DESCRIPTION
  -----------    -----------

      10.        Consent of KPMG LLP, Independent Registered Public Accounting
                 Firm.

      15.        Powers of Attorney authorizing Ernest J. Wright or Kathleen A.
                 McGah as signatory for Edward W. Cassidy and William P. Krivoshik.